Form 20-F
period 2002-12-31
FINDEXA II AS
filed 2003-05-02
CIK 1172726

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 1, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002
OR
☐	Transition Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934 for the transition period from N/A to N/A
Commission file number: 333-87822
Findexa II AS	Findexa I AS
(Exact name of Registrant as Specified in its Charter)	(Exact name of Registrant as Specified in its Charter)
Findexa II AS	Findexa I AS
(Translation of Registrant's Name into English)	(Translation of Registrant's Name into English)
Norway (Jurisdiction of Incorporation or Organization) Olaf Helsets vei 5, 0694 Oslo, Norway (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
10 1/4% Senior Notes due 2011	Luxembourg Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Findexa II AS	10,582,000 ordinary shares, par value NOK 1
Findexa I AS	10,582,000 ordinary shares, par value NOK 1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        On November 16, 2001, Texas Pacific Group acquired 100% of the voting equity interests of Findexa Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries from Telenor ASA through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS. The historical consolidated financial information presented in this annual report for all periods through November 15, 2001 (the predecessor period) relates to Findexa AS (formerly known as Telenor Media AS) and its subsidiaries, because Findexa II AS was a newly established company formed in connection with the acquisition of Findexa Holding AS and its subsidiaries, and had no historical operating activities. The historical consolidated financial information presented in this annual report for the period from November 16, 2001 to December 31, 2001 and the year ended December 31, 2002 (the successor periods) relates to Findexa II AS and its subsidiaries subsequent to the acquisition of Findexa Holding AS and its subsidiaries by Findexa I AS. Due to the application of purchase accounting in connection with the acquisition resulting in incremental amortization expense, incremental interest expense and other adjustments to successor period income statement items, the consolidated financial statements of the predecessor period are not comparable to the consolidated financial statements of the successor period.

        Our financial statements have been prepared in accordance with Norwegian generally accepted accounting principles, which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Norwegian GAAP and U.S. GAAP, we refer you to the notes to our financial statements included elsewhere in this annual report.

        The preparation of financial statements in accordance with Norwegian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

        Our financial information is presented in Norwegian Kroner, which is our reporting currency. For information about exchange rates, see "Item 3—Exchange Rate Information."

        Some of the amounts set forth in a number of the tables in this annual report have been rounded. Accordingly, in certain instances, the sum of the numbers in a column may not exactly equal the total figure for that column.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements. In addition, from time to time, we or our representatives have made or may make forward-looking statements orally or in writing. Except for historical information, statements contained in this annual report may constitute "forward-looking" statements. The words "believe," "anticipate," "expect," "intend," "aim," "plan," "predict," "continue," "assume," "positioned," "may," "will," "should," "shall," "risk," and other similar expressions that are predictions of or indicate future events and future trends identify forward-looking statements. In particular, the statements under the headings "Item 3—Key Information—Risk Factors," "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects" regarding our financial condition, plans to increase revenues and other future events or prospects are forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond our control.

        Factors that may cause our actual results to differ from those expressed or implied by those forward-looking statements in this annual report include but are not limited to the risks described under "Item 3—Key Information—Risk Factors". For example, risks that could cause actual results to vary from projected future results include, but are not limited to:

  •
  the success and market acceptance of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with new products, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

  •
  competitive forces, including pricing pressures, technological developments, and our ability to retain market share in the face of competition from existing and new market entrants;

  •
  increased paper or printing prices;

  •
  our ability to continue to operate as a stand-alone company;

  •
  our dependence on Telenor ASA for basic subscriber information;

  •
  our substantial leverage and our ability to meet our debt obligations;

  •
  general economic conditions and business conditions in the markets we serve, particularly Norway; and

  •
  adverse trends in regulatory, legislative and judicial developments.

        These forward-looking statements merely reflect our judgment at the date of this annual report and are not intended to give any assurances as to future results. We undertake no obligation to update these forward-looking statements, and we will not publicly release any revisions we may make to these forward-looking statements that may result from events or circumstances arising after the date of this annual report or otherwise.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        This item is not applicable.

Item 2.    Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3.    Key Information

Selected Historical Financial Data

        The selected historical financial information presented below as at and for each of the five years in the period ended December 31, 2002 has been derived from:

  •
  in respect of the period from November 16, 2001 to December 31, 2001, and the year ended December 31, 2002, the audited consolidated historical financial statements of the successor included elsewhere in this annual report;

  •
  in respect of the year ended December 31, 2000, and the period from January 1, 2001 to November 15, 2001, the audited consolidated historical financial statements of the predecessor included elsewhere in this annual report;

  •
  in respect of the year ended December 31, 1999, our audited consolidated historical financial statements, which have not been included in this annual report; and

  •
  in respect of the year ended December 31, 1998, our unaudited consolidated historical financial statements, which have not been included in this annual report.

        See "Item 18—Financial Statements—Summary of Significant Accounting Principles—General" for the definition of predecessor and successor.

        The consolidated historical financial statements for the years ended December 31, 1998, 1999 and 2000; the period from January 1, 2001 to November 15, 2001; and the period from November 16, 2001 to December 2001 were audited by Arthur Andersen & Co. (Andersen) who has ceased operations. A copy of the report previously issued by Andersen on our financial statements as of December 31, 1999, 2000 and 2001 and for each of the two years in the period ended December 31, 2000, for the period from January 1, 2001 to November 15, 2001 and for the period November 16, 2001 to December 31, 2001 is included elsewhere in this report. Such report has not been reissued by Andersen.

        This table should be read in conjunction with "Item 5—Operating and Financial Review and Prospects," and our audited consolidated historical financial statements included elsewhere in this annual report.

        A reconciliation between Norwegian GAAP and U.S. GAAP has been prepared for certain financial information for the years ended December 31, 1999 and 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002. During 2002, the Group changed its accounting policy for directory publications revenue and cost recognition as described in Note 29 to the consolidated financial statements. As a result, the operating results for the year ended December 31, 2002 are not consistent with prior periods. See Note 29 of the consolidated financial statements for the pro forma net income as if the deferral method had been applied from January 1, 2001.

FINDEXA II AS

	Predecessor(3)				Successor(3)
	Year ended December 31,			January 1, 2001 to November 15,	November 16, 2001 to December 31,	Year ended December 31,
	1998	1999	2000	2001	2001	2002
	(in NOK thousands, unless otherwise indicated)
Profit and Loss Information
Norwegian GAAP
Operating revenue	1,336,755	1,573,644	1,801,342	1,730,527	269,528	2,022,766
Gain on disposal of fixed assets and operations	384,232	179	—	10,371	431	394

Total revenue	1,720,987	1,573,823	1,801,342	1,740,898	269,959	2,023,160
Cost of materials and printing	237,408	248,083	261,249	216,557	40,579	215,338
Salaries and personnel costs	400,461	444,384	556,418	545,989	130,848	651,217
Other operating expenses	453,945	535,243	617,125	580,724	158,677	788,866
Loss on disposal of fixed assets and operations	—	—	—	—	—	3,245
Depreciation and amortization	72,511	68,382	62,663	69,578	84,447	627,041
Impairment of fixed assets	8,266	48	1,951	15,572	797	810
Impairment of goodwill	—	—	—	—	—	295,196

Total operating expenses	1,172,591	1,296,140	1,499,406	1,428,420	415,348	2,581,713

Operating profit	548,396	277,683	301,936	312,478	(145,389)	(558,553)

Income (loss) from associated companies	6	3,793	3,615	(4,559)	(5,917)	5,241
Net financial items	(1,841)	37,659	33,040	25,086	(112,232)	(454,946)

Income from continuing operations before taxes and minority interest	546,561	319,135	338,591	333,005	(263,538)	(1,008,258)
Taxes	(84,542)	(67,651)	(118,699)	(129,823)	61,768	158,557

Income from continuing operations	462,019	251,484	219,892	203,182	(201,770)	(849,701)

Income from discontinued operations, net(1)	61,172	90,636	—	—	—	—

Net income before monitory interest	523,191	342,120	219,892	203,182	(201,770)	(849,701)
Minority interest	—	—	—	(994)	304	689

Net income	523,191	342,120	219,892	202,188	(201,466)	(849,012)

U.S. GAAP
Total revenue	N/A	1,380,622	1,685,382	1,537,977	68,017	1,947,921
Operating profit	N/A	184,143	257,324	207,820	(178,532)	(247,699)
Income from continuing operations before taxes and minority interest	N/A	236,855	305,838	218,616	(281,197)	(815,020)
Income from discontinued operations(1)	N/A	90,636	49,243	—	—	—
Net income before cumulative effect of change in accounting principle	N/A	282,878	245,553	119,828	(206,445)	(699,572)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	(546,075)
Net income	N/A	282,878	245,553	119,828	(206,445)	(1,244,958)
Other Financial Information
Norwegian GAAP
EBITDA(4)	620,907	346,065	364,599	382,056	(60,942)	68,488
Capital expenditures	56,154	72,565	40,451	76,115	9,446	28,141
Net cash flows from operating activities	291,493	472,768	376,400	329,480	(15,325)	285,895
Net cash flows from investing activities	477,806	(88,311)	(89,420)	(200,046)	(5,035,832)	(114,890)
Net cash flows from financing activities	(468,585)	(156,051)	(247,451)	(495,827)	5,387,664	(55,727)
Ratio of earnings to fixed charges(2)	11.86	8.63	8.72	10.85	*	*
U.S. GAAP
Ratio of earnings to fixed charges(2)	N/A	6.30	7.70	7.80	*	*
*
Earnings were inadequate to cover fixed charges and the amount to cover the deficiency was NOK 260 million and NOK 293 million for the period November 16, 2001 to December 31, 2001 for Norwegian GAAP AND U.S. GAAP, respectively. For 2002, earnings were inadequate to cover fixed charges and the amount to cover the deficiency was NOK 1,017 thousand and NOK 1,264 thousand for Norwegian GAAP and U.S. GAAP, respectively.

FINDEXA II AS

	Predecessor(3)			Successor(3)
	December 31,			December 31,
	1998	1999	2000	2001	2002
	(in NOK thousands, unless otherwise indicated)
Balance Sheet Information
Norwegian GAAP
Total assets	1,248,486	1,502,073	1,552,276	7,158,370	6,174,661
Net assets	604,433	687,430	39,251	850,664	31,621
Total long-term liabilities	22,071	24,473	20,016	5,513,848	5,300,234
Total short-term liabilities	621,982	790,170	1,493,009	793,858	842,806
Share capital	50,000	50,000	46,641	10,582	10,582
U.S. GAAP
Total assets	N/A	1,423,646	1,409,443	7,143,379	6,669,106
Shareholder's equity	N/A	917,544	831,403	1,072,880	(139,829)
Total liabilities	N/A	506,102	578,040	6,070,500	6,808,935

(1)
Income from discontinued operations reflects the results of operations of Teleservice, the directory enquiries business which we spun off to Telenor Teleservice AS, a subsidiary of Telenor ASA, with effect as of January 1, 2000, for financial reporting purposes.

(2)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations, before taxes, income from associated companies and minority interests plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and one third of rental expense on operating leases, which is estimated to be the portion attributable to interest.

(3)
See Note 1 of the audited consolidated financial statements included in this Form 20-F for a description of the acquisition of Findexa AS which impacts the comparability of the selected financial data reflected above.

(4)
"EBITDA" is a non-GAAP measure for the financial performance of our respective business areas. Management defines EBITDA as operating profit before depreciation and amortization. Management believes that, besides operating profit (loss), EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the classified advertising directories industry. Accordingly, EBITDA is presented to enhance the understanding of our historical operating performance. Our senior note indenture also requires that we include EBITDA in our filings with the Securities and Exchange Commission to the extent such information is permitted by the rules of the SEC. EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. EBITDA is not a measure of financial performance under Norwegian GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA is not meant to be predictive of potential future results.

        The following is a reconciliation of EBITDA by operating segment to total operating profit (loss):

	Predecessor		Successor
	Year ended December 31,	Period January 1, 2001 to November 15,	Period November 16, 2001 to December 31,	Year ended December 31,
	2000	2001	2001	2002
	(in NOK thousands)
EBITDA(4)
Norway	442,326	526,383	(39,371)	434,995
International	(77,727)	(144,327)	(21,571)	(366,507)

Total reportable segments	364,599	382,056	(60,942)	68,488
Depreciation and amortization	(62,663)	(69,578)	(84,447)	(627,041)

Total operating profit (loss)	301,936	312,478	(145,389)	(558,553)

Exchange Rate Information

        The table below sets forth for the periods indicated the exchange rate for the U.S. dollar against the Norwegian Kroner, based on the noon buying rate in New York City for cable transfers of Norwegian Kroner as certified for customs purposes by the Federal Reserve Bank in New York, expressed in Norwegian Kroner per U.S. dollar. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

	Norwegian Kroner per U.S. dollar
Year ended December 31,	High	Low	Average(1)	Period End
1998	8.3200	7.3130	7.5521	7.5800
1999	8.0970	7.3970	7.8071	8.0100
2000	9.5890	7.9340	8.8131	8.8010
2001	9.4538	8.5391	8.9964	8.9724
2002	9.1110	6.9375	7.9253	6.9375

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Norwegian Kroner per U.S. dollar
Month ended
	High	Low
October 31, 2002	7.6450	7.3895
November 30, 2002	7.3990	7.2219
December 31, 2002	7.3140	6.9375
January 31, 2003	7.0020	6.8290
February 28, 2003	7.1980	6.9130
March 31, 2003	7.4640	7.0590

        On April 22, 2003, the noon buying rates for Norwegian Kroner to U.S. dollars was $1.00 to NOK 7.1560.

        The table below sets forth for the periods indicated the exchange rate for the euro against the Norwegian Kroner, based on the noon buying rate in New York City for cable transfers of Norwegian Kroner as certified for customs purposes by the Federal Reserve Bank in New York, expressed in

Norwegian Kroner per euro. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

	Norwegian Kroner per euro
Year ended December 31,	High	Low	Average(1)	Period End
1998	9.2733	8.0931	8.4802	8.9464
1999	8.8543	8.0438	8.3166	8.0661
2000	8.3332	7.8742	8.1150	8.2624
2001	8.2983	7.8587	8.0493	7.9863
2002	8.0173	7.2566	7.4851	7.2740

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Norwegian Kroner per euro
Month ended
	High	Low
October 31, 2002	7.4294	7.2667
November 30, 2002	7.3680	7.2786
December 31, 2002	7.3550	7.2566
January 31, 2003	7.4755	7.2225
February 28, 2003	7.7472	7.4616
March 31, 2003	7.9480	7.7416

        On April 22, 2003, the noon buying rate for Norwegian Kroner to euro was €1.00 to NOK 7.8472.

        Fluctuations in the exchange rate between the Norwegian Kroner and the U.S. dollar and the Norwegian Kroner and the euro in the past are not necessarily indicative of fluctuations that may occur in the future.

Risk Factors

        You should carefully consider all the information in this annual report, including these material risk factors.

        Our debt agreements contain significant restrictions that may lead to difficulties in raising capital in the future. These restrictions may limit our flexibility in operating our business.

        Various covenants contained in our debt instruments limit or may limit our ability to:

  •
  borrow money;
  •
  repurchase the notes;
  •
  use assets as security in other transactions, make certain asset dispositions or make certain investments;
  •
  enter into transactions with affiliates other than on arm's-length terms;
  •
  pay dividends or make other distributions;
  •
  engage in other businesses; or
  •
  acquire, merge into or consolidate with another entity, or transfer all or substantially all of our assets.

        These restrictions could hinder our ability to carry out our business strategy or raise additional capital in the future.

        Our quarterly results of operations vary from period to period and may not be indicative of our results of operations for the full year.

        Our results of operations tend to fluctuate from quarter to quarter because the different editions of our printed directories are published and distributed at different times throughout the year. We do not recognize revenue or costs directly related to sales, production, printing and distribution for any given printed directory until the beginning of the distribution period for that directory. Any delay in the publication and distribution of a printed directory may have the effect of postponing the recognition of operating revenue from that directory and the operating expenses directly related to that directory to the following financial period. Similarly, an earlier distribution of directories during the year could result in recognition of operating revenue and operating expenses in an earlier period as compared to the prior year, making year-to-year comparisons more difficult. Finally, due to timing differences among the payment of costs, invoicing our customers and the recognition of revenue and costs, financial indicators generally relied on by investors to evaluate a company's ability to service its debt may not reflect actual cash received or expended during a given period.

        Our business may be adversely affected by our reliance on, and our extension of credit to, small- and medium-sized businesses.

        A significant portion of our operating revenue is derived from selling advertising and listings to small-and medium-sized businesses. In the ordinary course of our business, we extend credit to these customers for advertising and listing purchases. Small- and medium-sized businesses tend to have more limited financial resources and higher financial failure rates than large businesses. We believe these limitations cause some of our customers in any given year not to renew their purchases in the following year and not to pay for their purchases promptly or at all. In addition, full collection of late payments can take an extended period of time and consume additional resources.

        Our reliance on technology could have a material adverse impact on our business.

        Our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of existing or, in the future, new systems could impair our collection, processing or storage of data and day-to-day management of our business, leading to errors potentially resulting in decreased revenue. Significant problems with our computer or communications systems could also result in our inability to maintain our customer retention rates. In particular, our primary servers are located in the same place, which means that, in the event of a disaster, our servers could be simultaneously destroyed. This would result in significant interruption of our business processes, including our ability to process orders for our printed directories, to update stored data and to offer our Internet directories on-line.

        Increased printing and paper prices may have a material adverse effect on our cost of materials and printing and profitability.

        Our cost of materials and printing, consists principally of costs associated with the publication of printed directories, in particular printing costs and paper costs. These two items together represented 88.5% of our consolidated cost of materials and printing and 9.4% of consolidated operating revenue in 2002. Any significant increase in either of these costs that is not offset by a corresponding increase in operating revenue would have a material adverse effect on our cash flow and profitability.

        Printing.    The cost of printing is the largest component contributing to our cost of materials and printing, and is a key variable cost item with respect to our printed directory products.

  •
  Printing costs totaled NOK 109.9 million in 2002, representing 5.4% of consolidated operating revenue and 51.0% of consolidated cost of materials and printing in that year.
  •
  We estimate that a 10% increase in our consolidated printing costs in 2002 would have had an annual adverse impact of approximately NOK 11.0 million on our operating profit during that year.

        We have entered into a long-term printing agreement with a German printing company covering the generation until 2005 of Gule Sider (Yellow Pages) and Telefonkatalogen (White/Pink Pages) directories and the generation until 2005 of BizKit directories. On May 8, 2002, we entered into an agreement with Winkowski Sp.zo.o, a Polish printing company, to cover the printing of the 2003 to 2005 Ditt District directories, with an option for an additional two years. The agreements expose us to the following risks:

  •
  Although both agreements provide for fixed prices initially, we are exposed in the future to possible adjustments for changes in currency exchange rates as well as employment costs in Germany.
  •
  We have not previously worked with the Polish vendor under the Ditt District printing contract and cannot assure you that our relationship with that vendor will not be disrupted for other reasons.

        Paper.    Paper represents our single largest exposure to raw materials and is also a key variable cost item with respect to our printed directory products. In 2002, paper costs represented approximately 4.0% of consolidated operating revenue and approximately 37.5% of consolidated cost of materials and printing.

  •
  Paper prices have been volatile historically. During the past five years the newspaper-grade paper prices we have paid in connection with our Norwegian business have fluctuated between NOK 5,194 and NOK 6,725 per ton. The average price of paper we purchased in 2002 was approximately NOK 5,350 per ton.
  •
  We estimate that a 10% increase in paper costs in 2002 would have had an annual adverse impact of approximately NOK 8.1 million on our operating profit during that year.

        We currently buy paper for our Norwegian printed directories from two major European manufacturers, UPM-Kymmene and Holmen Paper AB, through four-year agreements. These agreements cover our paper supplies up to and including the 2005 generation of our four principal Norwegian directories. Although the agreement with UPM-Kymmene provides for fixed prices with respect to the first two years, these prices are subject to adjustments of +/-3% with respect to the subsequent two years, and are subject to adjustments for exchange rate deviations throughout the entire term of the agreement. Similarly, although the agreement with Holmen Paper AB provides for fixed prices with respect to the first three years, these prices are subject to price increases, as negotiated by the parties, in the fourth year, and are subject to adjustments for exchange rate deviations throughout the entire term of the agreement. If there is a disruption in our relationship with either of our major suppliers, or if we are unable to extend the agreements after they expire, we may have to purchase paper in the spot market, at potentially higher prices, during the period it takes to replace our existing contracts.

  We have a limited operating history.

        Until the acquisition of Findexa Holding AS, we were a wholly owned subsidiary of Telenor ASA. Accordingly, we have limited operating history to use as a basis for evaluating our financial condition, results of operations and expected future performance. We cannot assure you that the risks and challenges we continue to face as an independent company, including planning or anticipating operating expenses, servicing our indebtedness and obtaining financing on a stand-alone basis, will not have an adverse effect on our business, results of operations and financial condition.

  We may face increased competition.

        There are currently no limitations that would prevent our former parent, Telenor ASA, from competing directly with us after November 16, 2004. Prior to that date, Telenor ASA may engage in more limited competitive activities, including through the acquisition of other companies where the competitive business accounts for less than 20% of the total transaction value.

        We believe the potential for future competition with Telenor ASA is significantly greater with respect to non-print directory products and services than with respect to printed products and services. In particular, our non-compete agreement permits Telenor ASA, so long as it does not control a business that directly sells advertisements or listings in directories containing contact information, to offer Internet facilities for searching for business subscriber information (e.g., by business classification) equivalent to those our Internet Yellow Pages currently offer.

        We generate revenue from sales of additional listings in the Telefonkatalogen (White/Pink Pages) directory. This revenue amounted to NOK 244.9 million in 2002. This revenue may decline if our contract with Telenor ASA for the publication of a telephone directory containing basic subscriber information, which we fulfill by publishing the Telefonkatalogen directories, is not renewed after 2007.

        In addition, notwithstanding our strong market position in the directories business in Norway, other companies may seek to sell classified directory advertising in print or electronic media that compete with us. Moreover, since February 1, 2002, Telenor ASA has been required to provide basic subscriber information on a non-discriminatory basis to all persons, including potential competitors of ours, who wish to purchase that information. Some of these potential competitors may have greater financial resources than we do. As a result, competition may have an adverse effect on our market position and financial results.

        We are dependent on Telenor ASA and certain of its subsidiaries to provide us with subscriber information services.

        Our ability to continue to offer our directory products and services will be dependent in large part on the performance by Telenor ASA, and certain of its subsidiaries, under several agreements we have entered into with them in connection with our separation from Telenor ASA. Under these agreements Telenor Privat AS, Telenor Bedrift AS and Telenor Mobil AS have agreed to provide us with basic subscriber information. Any breach of these agreements, or an amendment, early termination or non-renewal of these agreements, could adversely affect our business, results of operations and financial condition. We cannot assure you we would be able to replace any of these contracts on acceptable terms, although Telenor ASA was recently required to provide basic subscriber information on non-discriminatory terms to all parties that request such information, including us.

  We are dependent on Telenor ASA for certain services.

        We have been and will continue to be materially dependent on Telenor ASA and certain of its subsidiaries for some important services, including fixed line telephone and switch board services, pursuant to an ongoing outsourcing agreement that we may cancel with six months' notice. In addition, we currently use Telenor ASA for invoicing some of our customers. Operating revenue invoiced through Telenor ASA amounted to approximately NOK 446.1 million and NOK 431.5 million of our total Directories—Norway operating revenue in 2001 and 2002, respectively.

        If Telenor ASA and certain of its subsidiaries become unable or unwilling to provide fixed line telephone and switch board services to us or if they fail to provide them effectively, these functions could be disrupted for an indefinite period of time, we could incur significant increased costs and our business, results of operations and financial condition could be materially adversely affected. Further, if there was a disruption in the invoicing services provided by Telenor ASA, our business could be adversely affected during the time it would take us to obtain replacement services.

        We may have difficulty in identifying, hiring, training and retaining field account and telesales representatives or information technology professionals.

        We depend exclusively on our internal sales staff for our advertising sales. Accordingly, our success depends to a significant extent on identifying, hiring, training and retaining qualified sales personnel. We have experienced significant sales force turnover throughout our operating history and, in the twelve months ended December 31, 2002, sales force turnover in our Norwegian operations was 41%. Turnover generally is highest among new hires. The success of our advertising sales department is subject to a number of risks, including:

  •
  our ability to retain and motivate our existing sales force and to hire and integrate additional qualified sales and sales-support personnel;
  •
  the length of time it takes for new sales personnel to become productive; and
  •
  the competition we face from other companies in hiring and retaining sales personnel.

        It may not be possible to hire or retain a sufficient number of sales representatives to achieve our strategic objectives.

        In addition, identifying, hiring and retaining qualified information technology professionals is an essential requirement for our Internet growth initiatives. The market for information technology professionals currently is competitive, and we may be unable, or unwilling due to high costs, to hire or retain a sufficient number of qualified information technology professionals. If we fail to maintain a sufficient staff of information technology professionals, this could have a material adverse effect on the development of our Internet businesses, and accordingly, on our results of operations and financial condition.

        If we lose the services of our key executive officers, we may not succeed in implementing our business strategy.

        Our key senior management personnel have extensive experience and knowledge of our industry and its potential. The loss of their services could adversely affect our ability to implement our business strategy, and we cannot assure you that new officers would be able to implement our strategy successfully.

  The expansion of our online activities may not be successful.

        Our corporate strategy includes the development of our online activities, such as our Norwegian directory Internet sites and our short messaging service (SMS). The developing technologies associated with our online activities are subject to a variety of challenges and risks including the following:

  •
  Inhibited growth of Internet or SMS use. Our investment in online activities may not generate expected additional revenue if use of the Internet or SMS for the exchange of information and as a medium for advertising does not continue to grow. Internet and SMS growth may be inhibited for a number of reasons that we cannot control or predict. The Internet and SMS infrastructure may not be able to support the demands of users, resulting in declines in performance and reliability of the Internet or SMS as an information and commercial tool. If infrastructure faults, or service outages and delays, as have been experienced online in the past, develop or continue, use of the Internet and SMS as a medium could grow more slowly or even decline.

  •
  Overly rapid growth of Internet or SMS use. Alternatively, in some markets in which we operate, Internet or SMS growth may be unexpectedly rapid. If such growth occurs, our Internet and SMS products, which produce significantly less revenue than our printed products, may prove to be more popular than our printed products among users and advertisers. This could result in a decrease in revenue from our printed products. In addition, if such growth occurs, we anticipate we would become subject to more intense competition in our Internet and SMS activities than we currently are in our printed directory business.
  •
  Changing technology and new product development. The markets in which we now operate and intend to expand are characterized by rapidly changing technology, introductions and enhancements of competing products and services and shifting customer demands, including technology preferences. We may be unable to upgrade, develop and deploy our network and systems and attract specialists in a timely and effective manner. Furthermore, our server and network systems may not be able to handle the traffic on our web sites efficiently.

        Any failure by us in the execution of this strategy could have an adverse effect on our business, results of operations and financial condition.

        The loss of or limitation of important intellectual property rights could adversely affect our competitiveness.

        Some of our brand names such as "Gule Sider", "Telefonkatalogen", "BizKit" and "Ditt Distrikt" and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements, to establish and protect our intellectual property rights. We have registered logos for Telefonkatalogen and Ditt Distrikt and in each such instance, the logo incorporates the brand name itself. We have also registered the brand names "Gule Sider" and "BizKit" as trademarks on a stand-alone basis. We have not been able to register the brand names "Telefonkatalogen" and "Ditt Distrikt", because they are considered descriptive and therefore cannot be registered as trademarks. This means that another party would be able to market products using the terms "Telefonkatalogen" or "Ditt Distrikt."

        We have in the past and expect that from time to time in the future we may be required to bring or defend lawsuits against third parties in order to protect our intellectual property rights. We cannot be certain about the outcome of any future intellectual property disputes. The loss of important trademarks and any limitations imposed on our ability to register significant trademarks could result in a decline in our ability to retain advertisers or attract new advertisers and could have a material adverse effect upon our business, financial condition and results of operations.

        Changes in regulation regarding information technology and data privacy may increase our costs.

        We are exposed to defamation and breach of privacy claims relating to our classified advertising directories business and methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. We could also be subject to claims based upon the content that we make accessible from our web site through links to other web sites. We cannot assure you that any of these future claims will not have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

        In addition to our printed directories, we also offer Internet-based products and services. General advertising laws and regulations and data protection legislation may apply to our Internet activities in the same way in which they apply to our activities generally. As our business in this area develops, specific laws and regulations relating to the provision of Internet services and to the use of the Internet may become more relevant. Regulation of the Internet and related services is itself still developing. If our regulatory environment becomes more restrictive, including through increased Internet content regulation, this could negatively affect our profitability.

        Additional regulation of our Norwegian operations could have a material adverse effect on our business and results of operations.

        Due to our significant share of the classified advertising directories market in Norway, there is a risk that our Norwegian operations will come under heightened scrutiny by the Norwegian Competition Authority in the future. We derive approximately 76% of our consolidated operating revenue from our Norwegian operations, and any additional regulation of such operations could have an adverse effect on our revenue, net income and cash flow. Under Norwegian law, the Norwegian Competition Authority has the authority to impose pricing and other conduct regulations on a company if that company is found to have a dominant market position and to have abused the power its market position confers upon it.

        Currency fluctuations may adversely affect our business, financial condition and results of operations.

        Our multinational business is subject to risks due to fluctuations in currency exchange rates, particularly for the Norwegian Kroner, our reporting currency. These risks arise because of the following:

  •
  Approximately 18% of the operating expenses of our Norwegian operations in 2002 were denominated in, or exposed to changes in, a currency other than the Norwegian Kroner, including approximately 15% which were denominated in euro or exposed to fluctuations in the exchange rate of the euro against the Norwegian Kroner, but we recorded no significant operating revenue in Norway denominated in a currency other than the Norwegian Kroner.
  •
  Many of our international subsidiaries incur expenses in currencies other than those in which they generate revenue, particularly with respect to printing and paper supply costs.
  •
  In December 2001, Findexa II AS issued senior notes having an aggregate principal amount of €145 million for which we received proceeds of NOK 1,161 million on December 10, 2001. The notes are unsecured obligations of Findexa II AS that mature on December 1, 2011, and bear interest at a fixed interest rate of 10.25% payable semi-annually in arrears. Findexa II AS utilize a foreign currency forward agreement to protect the exchange rate to be used for interest payments due in euro on the euro-denominated senior notes for the years 2003 and 2004.
  •
  We issued subordinated deferred interest notes to certain affiliates of GSC European Mezzanine Fund, L.P. with a principal amount of €27.5 million (for which we received proceeds of NOK 215 million on November 16, 2001) at a fixed interest rate of 14.5%. This interest is deferred until a specified adjusted EBITDA/consolidated interest expense ratio is at least 2.0 to 1.0 (as described in the indenture). Thereafter, interest is payable semi-annually in cash on June 1 and December 1. These notes mature on June 1, 2012.

        Except as identified above, we are not currently hedging against our exposure to currency exchange rate risk and we cannot assure you that currency exchange rate fluctuations will not adversely affect our business, results of operation or financial condition.

        Our international operations have a history of operating losses which we expect to continue.

        Our international operations have incurred operating losses of NOK 223.7 million for 2001 and NOK 454.3 million for 2002. We expect to continue to incur operating losses in our international operations. Should there be any unanticipated decline in operating revenue in our international operations, we may not be able to adjust spending in a timely manner. Various covenants in our and our subsidiaries' debt instruments limit our ability to finance such losses out of operating revenue from our Norwegian business. We are currently in the process of transferring our international operations to a separate entity controlled by Findexa L.L.C., which is not a subsidiary of ours.

        Our international operations are at an early stage of development.

        Our international operations generally face the risks and difficulties of early-stage businesses. In France we operate in a market where the incumbent operator holds a dominant position. In the other non-Norwegian countries in which we operate, competition is also intense. Our ability to address these risks depends to a significant degree on our ability to allocate management attention and resources to the international subsidiaries.

        Although we began our international expansion in 1995, the pace of our expansion increased during the years 1998 through 2000 when we carried out most of our acquisitions of independent classified advertising directory publishers and formed certain joint ventures. As a result, many of these businesses have not been fully integrated within our other international operations. The early stage of integration of these businesses entails certain risks in addition to diversion of management attention and resources, including:

  •
  difficulties in integrating acquired personnel, clients or technologies within our international operations;

  •
  problems in establishing and maintaining uniform standards, controls, procedures and policies throughout our international operations; and

  •
  potential disagreements with our joint venture partners that could disrupt our Polish, Finnish or Czech operations.

        You may have no effective remedy against Arthur Andersen & Co., our former independent accountants, if a material misstatement or omission is contained in the financial statements that are included in this annual report.

        Our consolidated financial statements as of December 31, 2001 for the year ended December 31, 2000, the period January 1, 2001 to December 31, 2001 and the period November 16, 2001 to December 2001, were audited by Arthur Andersen & Co. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the inclusion of its audit reports in this annual report. Because Arthur Andersen has not given us this consent, your ability to assert claims against Arthur Andersen may be limited, as may your right of recovery under federal securities laws.

        Our access to capital markets in the future may be impeded due to the fact that we have been unable to obtain the written consent of Arthur Andersen & Co. to the inclusion of its audited reports in this annual report.

        Should we seek to access the public capital markets, Securities and Exchange Commission (SEC) rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the fiscal year ending December 31, 2004 become available, the SEC's current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen. Prior to that time the SEC may cease accepting financial statements audited by Arthur Andersen, in which case we would be unable to access the U.S. public capital markets unless an independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. In addition, as a result of the departure of our former engagement team leaders, Arthur Andersen is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the year ended December 31, 2000, the period January 1, 2001 to December 31, 2001 and the period November 16, 2001 to December 2001, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. Consequently, our financing costs may increase or we may miss attractive market opportunities in the future if either our annual financial statements for the year ended December 31, 2000, the period January 1, 2001 to December 31, 2001 and the period November 16, 2001 to December 2001, audited by Arthur Andersen should cease to satisfy the SEC's requirements, or those statements are used in a prospectus but investors are not entitled to recovery against Arthur Andersen & Co. for material misstatements or omissions in them.

        Investors may have difficulty enforcing their rights against us and our directors and officers because we are a Norwegian entity.

        We are organized under the laws of Norway and all of our assets are located outside the United States. In addition, many of our directors and executive officers reside outside the United States, and many of the assets of such persons are located outside the United States. As a result it may not be possible for investors to effect service of process within the United States upon such persons or to enforce, in U.S. courts or outside the United States, judgments obtained against such persons in jurisdictions outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liabilities provisions of the U.S. securities laws.

        Norway and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments. Accordingly, a final judgment which has been rendered in the United States and is enforceable in the United States, would be enforceable in Norway only on the condition that:

  •
  the parties have agreed in writing to legal venue in the United States;

  •
  the judgment would not be incompatible with public policy or basic principles of Norwegian law;

  •
  no other venue is required pursuant to Norwegian law; and

  •
  the matter in issue is an issue which, pursuant to Norwegian law, the parties may resolve by agreement between themselves.

        We have also been advised by our Norwegian counsel that in original actions, Norwegian courts should as a general rule accept U.S. law as governing law provided this has been agreed in writing between the parties and provided that such law is not incompatible with basic principles of Norwegian law.

        Fraudulent conveyance laws in Norway and other jurisdictions may protect our creditors to the disadvantage of our investors.

        Under Norwegian law relating to fraudulent conveyance, it is possible that other creditors may claim that payments to you under the exchange notes should be voided because they were fraudulent conveyances either based on "objective rules" or "subjective rules".

        Under Norwegian law, in the case of bankruptcy or company reorganization proceedings affecting us, any payments to you under the exchange notes, that have been made less than three months (or two years if effected to a related party) before the application for bankruptcy or company reorganization proceedings was filed with the competent court may be recovered in certain situations under the "objective rules" and irrespective of the recipient's good faith, if the payment has been carried out:

  •
  using unusual means of payment;

  •
  prematurely; or

  •
  in an amount which, considering the debtor's assets, may be regarded as substantial.

        Payments of a customary nature are, however, permissible.

        A Norwegian court could also determine that a fraudulent conveyance under the "subjective rules" has taken place under the general provision on recovery whereby a payment to you under the exchange notes could be revoked if an agreement, transaction or other act, such as the issuance of the notes or the guarantee was held to favor a creditor in an unsuitable manner to the detriment of another creditor or to transfer property out of the reach of the creditors or to increase the debt to the detriment of the creditors, provided that:

  •
  the debtor was in weak financial position at the time the agreement, transaction or other act was concluded or the transaction weakened the debtor's financial position; and

  •
  the other party knew or should have known of the debtor's financial difficulties, as well as of the circumstances due to which the payment under the notes was unsuitable.

        Under Norwegian law, payments made up to ten years before bankruptcy proceedings were instituted can be set aside if the above mentioned conditions are met.

        The bankruptcy estate can also demand that the other party compensate the bankruptcy estate for losses inflicted by the reversible transaction.

        Our creditors' rights may not be the same under Norwegian insolvency laws as under U.S. or other insolvency laws.

        Under Norwegian insolvency law, secured creditors enjoy a privileged position in bankruptcy and similar proceedings. Secured creditors, such as the lenders to Findexa I AS under its senior credit agreement, may enforce payment of sums owed to them through enforcement proceedings. Moreover, since the enforcement of a security interest may be subject to a six-month standstill period from the opening of the bankruptcy or similar proceedings, there is likely to be a substantial delay before we become entitled to the residual value in Findexa I AS's assets as its sole shareholder. A secured creditor will have the right to claim the full amount owed to it from the proceeds of the sale of the assets. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors, and generally it will be impossible to prevent the secured creditors from enforcing their security to repay the debts due to them. After the occurrence of an event of default, the security agent under the senior credit agreement has the right to enforce the compulsory sale of the shares in Findexa Holding AS, the company that holds the shares of our Norwegian operating subsidiaries. As a result, under Norwegian law, your ability to realize claims against us upon your exchange notes if we go bankrupt may be more limited than under U.S. laws or other insolvency laws. In addition to the priority of secured debts under Norwegian insolvency law, our liabilities in respect of our 10 1/4% Senior Notes due 2011 may also, in certain circumstances, in the event of a bankruptcy or similar proceedings, rank after certain of our debts which are entitled to priority under Norwegian law and after our debt to creditors with set-off rights.

Item 4.    Information on the Company

History and Development of the Company

        Findexa I AS, a limited liability company incorporated in Norway with the legal and commercial name Findexa I AS, was incorporated on September 10, 2001. It is an indirect, wholly-owned subsidiary of Findexa II AS, a limited liability company incorporated in Norway with the legal and commercial name Findexa II AS on that same date. On November 16, 2001, Texas Pacific Group acquired 100% of the voting equity interests of Findexa Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries through Findexa I AS. Prior to November 16, 2001, Findexa Holding AS was owned by Telenor ASA, the former state-owned telephone company in Norway, and was the holding company for Findexa AS (formerly Telenor Media AS).

        The principal executive office of both Findexa I AS and Findexa II AS is located at Olaf Helsets vei 5, 0694 Oslo, Norway, telephone number +47-815-44-418. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Business

Overview

        We are the leading provider of classified advertising directories in Norway. We also publish directories in nine other European countries. In 2002, we published over 212 different directories and circulated approximately 19 million directories. We generate revenue from sales of listings and advertisements to our customers, who are principally small and medium-sized businesses.

        The Norwegian market accounted for approximately 76% of our consolidated operating revenue in 2002. Our Norwegian operating revenue was approximately NOK 1.53 billion in 2002. We estimate that, in Norway, we have approximately a 10% share of the total advertising market and a 95% share of the classified advertising directories market, in each case based on revenue. In our Norwegian operations, our directories include well-known brands such as Gule Sider (Yellow Pages), Telefonkatalogen (White/Pink Pages), Ditt Distrikt local directories and BizKit business-to-business directories. These are all distributed as printed directories, as well as through various other media, including the Internet, operator-assisted Talking Yellow Pages, CD-ROM and mobile phone-delivered short messaging service, or SMS.

        In our international operations, we market and publish printed classified advertising directories in nine European markets outside of Norway. In most of our international markets, we also offer Internet and/or CD-ROM-based distribution media. In 2002, our international operations generated NOK 491.2 million in operating revenue, representing 24% of consolidated operating revenue that year. In 2002, our international operations experienced a net loss of NOK 468.7 million. We currently are in the process of transferring our international subsidiaries to a separate entity controlled by Findexa L.L.C., our indirect parent, that is not part of our group.

Directories Market

        The directories market can be sub-divided into various categories, including:

  •
  Yellow Pages, which contain business listings and advertising organized by business classifications;

  •
  White Pages, which contain residential listings organized alphabetically, and sometimes advertising;

  •
  Pink Pages, which contain business listings organized alphabetically, and sometimes advertising;

  •
  local directories, which can be Yellow Pages, White Pages or Pink Pages, or a combination thereof, but with a local focus;

  •
  business-to-business directories, which are directories with a business focus distributed primarily to businesses; and

  •
  specialty directories.

        Classified advertising directories provide a cost-effective advertising vehicle for small- and medium-sized businesses to reach potential customers. Advertising in a directory has a number of advantages compared to general advertising. Generally, a potential customer who is seeking information from a directory already needs some good or service and is actively looking for a supplier. Directories also provide the additional benefits of targeted distribution because of their regional, and sometimes local, versions and high usage.

        The classified advertising directories business is relatively resistant to economic cycles. Directory listings and advertisements are often perceived as "must-have" exposure for small- and medium-sized businesses, and directories are often the primary form of paid advertising for such businesses. In addition, businesses which advertise in directories generally have to decide to buy advertising in a directory only once a year, while customers can buy other types of advertising on a monthly, weekly, or daily basis. The combination of these characteristics means that directory advertising, in particular printed directory advertising, is only moderately cyclical and lags the overall advertising market cycle.

        Norway has a population of approximately 4.5 million people. In 2002, the total Norwegian classified advertising directories market represented approximately NOK 1.6 billion. Classified advertising directories account for approximately 10% of the total Norwegian advertising market.

Our Strategy

        Our goal is to build upon our competitive strengths to enhance our profitability and position as the leading provider of classified directory advertising in Norway.

        Exploit opportunities for growth in our primary Norwegian market.    We believe that the Norwegian directories market continues to provide opportunities for revenue growth principally through increasing revenue per customer.

        Continue to enhance our product offerings and delivery media options.    We utilize a media-independent approach, which is an important driver behind our development of new directory products. Our Directory Systems Multi-Platform, or DSMP, database provides a fully integrated system for cutomer information management and billing, and enables us to deliver our directory products across multiple distribution media and enhances our ability to develop new products.

        Strengthen customer relationships through improved sales strategies.    We continually evaluate our sales and marketing efforts with the goal of improving customer retention and increasing revenue per customer while maintaining appropriate focus on new customer acquisition. We believe that long-term relationships lead to higher revenue and cash flow, as the longer we retain a customer, the greater the opportunity to increase sales to that customer.

        Continue to improve operating efficiency and profitability in Norway.    We believe that we can improve our operating efficiency and profitability by improving our use of technology and systems, improving customer retention, scoping of directories and development of our sales force.

Products and Services

Norwegian Directories

        We currently have four principal directory brands in Norway, which we make available in print and various alternative media. In 2002, we published over 90 different editions of these directories in Norway and distributed approximately 7 million copies of those directories. We had in excess of 180,000 customers who paid for a basic or enhanced listing in our directories in Norway in 2002, of which approximately 48,000 purchased advertising.

        The following table summarizes our four major Norwegian brands and the distribution media in which they are available:

Brand	Print	Internet	CD-ROM		Talking Yellow Pages	SMS
Gule Sider (Yellow Pages)	X	X	X	(1)	X	X
Telefonkatalogen (White/Pink Pages)	X	X	X			X
Ditt Distrikt local directories	X	X
BizKit business-to-business directories	X	X	X

(1)
The information contained in the Gule Sider directories is included as part of the CD-ROM that is marketed and sold under the Telefonkatalogen brand.

  Gule Sider (Yellow Pages)

        Gule Sider is a classified advertising directory that lists at a minimum the name, address and telephone number of each of our customers. It is available in print, Internet, Talking Yellow Pages, CD-ROM media and SMS media. The listings on Gule Sider are currently organized into over 1,600 available category headings by industry.

        Businesses are offered a basic listing in the directory for a set fee, meaning that every listing in our Gule Sider directories is paid for by the customer. When a customer purchases a basic listing in Gule Sider the customer also receives a basic listing in each of the products of each of our other brands. This is what we call a "cross-publishing" sale. The basic listing includes only the name, address and fixed line or mobile telephone number of the business and is included in alphabetical order under the relevant category heading. Our customers specify the category heading under which they would like to be listed, with many customers specifying multiple categories. Each additional category is treated as a separate listing for which the customer pays separately. The average number of category headings per advertiser was 1.27 in 2002. Advertising space within the relevant heading depends on the amount paid.

        Display advertising options are also available to our Gule Sider and other customers. We offer a "bundled sales policy" for advertisements in our Norwegian directories, where a customer who pays for an advertisement in one brand of our directories receives advertisements in each media available for that directory.

  Gule Sider Printed Directories

        Currently, there are thirteen regional Gule Sider editions, each covering a separate region of Norway. The directories are generally distributed free to each residential household and business with a fixed telephone line in the relevant region. The Gule Sider directories are distributed together with our Telefonkatalogen (White/Pink Pages) directories. With respect to six of the thirteen directories, they are physically bound together with the corresponding regional Telefonkatalogen directory. In addition to the paid basic listings, enhanced listings as well as display and cover advertising options are available to advertisers in our Gule Sider printed directories.

  Internet Yellow Pages (www.gulesider.no)

        We launched the website www.gulesider.no as our Internet Yellow Pages in 1996. In December 2002, we combined our Internet Yellow Pages and our Telefonkatalogen Internet directory into the www.gulesider.no website. The site had approximately 400,000 average monthly users during the fourth quarter of 2002. There was a significant increase in the number of average monthly users, to approximately 730,000, in the first quarter of 2003 subsequent to the combination of the two sites. We derive revenue from our Gule Sider site from the sale of advertisements, both on a stand-alone basis and as part of "bundled" advertisement sales. The website www.gulesider.no also includes a directory search engine which gives users additional services and greater flexibility compared to the printed directory. Users are able to define the parameters of the search using key words. This option makes the Internet site more attractive to certain users, and the increased usage allows us to attract additional advertisers.

  Telefonkatalogen (White/Pink Pages)

        Telefonkatalogen was first launched in 1882. Each regional Telefonkatalogen directory has a White Pages section and Pink Pages section. The directories are available in print, Internet, CD-ROM and SMS media. The directories, in the aggregate, provide basic listing information for substantially all fixed-line telephone subscribers in Norway, alphabetically listing name, address, fixed-line telephone numbers and, in some cases, mobile numbers. The listing excludes, however, restricted access numbers, which are kept confidential at the request of the telephone subscriber.

        As the primary telecommunications provider in Norway, Telenor ASA is required by its license to publish and make available on an annual basis a telephone directory listing the fixed telephone line numbers of subscribers, regardless of telecommunications service provider, except for those subscribers who have affirmatively chosen not to have their numbers disclosed. We have agreed to fulfill this obligation of Telenor ASA, at least through December 31, 2006, and in return Telenor ASA has agreed to pay us fees which amounted to NOK 58.3 million in 2002. We are solely responsible for publishing and distributing the Telefonkatalogen directories. In addition, we sell, for our own account, additional listings in the White Pages and enhanced listings and advertisements in the Pink Pages.

        The White Pages section of the Telefonkatalogen directories lists all residential households in the applicable region in alphabetical order. The fees derived from Telenor ASA constitute an important source of revenue with respect to the White Pages section of the Telefonkatalogen directories. We also derive revenue from the sale of additional printed directories to households or businesses that would like to have additional copies of the directory and additional listings to households or businesses that would like to list additional information in the directory, such as the names of other household members.

        The Pink Pages section of the Telefonkatalogen directories list all companies, organizations and governmental operations having fixed telephone lines. In addition, a business having only a mobile phone line can list in the Pink Pages for a fee paid either directly to us or to such subscriber's mobile service provider, who shares it with us.

  Telefonkatalogen Printed Directories

        We print thirteen regional Telefonkatalogen directories. We generally distribute free copies to all residential households and businesses in Norway that have a fixed telephone line. Basic listings of fixed telephone lines in the Pink Pages and White Pages are free, though there are a number of advertising options available to businesses listed in the Pink Pages, including bold listings, super-bold listings and listings that incorporate the logo of the business.

  Internet Telefonkatalogen (www.telefonkatalogen.no)

        We launched the website www.telefonkatalogen.no as our Telefonkatalogen Internet directory in December 2000. In December 2002, we combined our Telefonkatalogen Internet directory into the www.gulesider.no website. The www.telefonkatalogen.no website had approximately 390,000 unique monthly visitors during the first two months of the fourth quarter of 2002, and the www.gulesider.no website had approximately 730,000 unique monthly visitors in the first quarter of 2003. We derived revenue from the Telefonkatalogen website by selling banner ads.

  Telefonkatalogen SMS

        Since August 2001, we have provided a Telefonkatalogen short messaging service. We charge the applicable customer in respect of their SMS request and pay a commission to the customer's telecommunications provider. SMS is a popular emerging technology in Norway and we believe our provision of the service will allow us to target a younger market. We have seen a significant increase in usage of this SMS service, and our customers use the service an average of over 1.2 million times per month.

  Ditt Distrikt (Local Directories)

        We publish 73 Ditt Distrikt local directories, each listing the households and businesses in the particular Ditt Distrikt local area. These are available in print and Internet media. The Ditt Distrikt local directories also contain information regarding local and regional governments, organizations, associations and business activities.

        The first Ditt Distrikt directory was launched in 1988. Each Ditt Distrikt directory has a Yellow Pages section, a White Pages section, which lists all residential households and businesses in the applicable area in alphabetical order, and a Blue Pages section, which lists various governmental and local service organizations by classification.

        In April 2000, we merged Lokalveiviseren, a local directory provider that we acquired in 1995, with our Ditt Distrikt operations to eliminate an overlap in the services that each provided. We merged the customer database of Lokalveiviseren into the Ditt Distrikt database and discontinued the Lokalveiviseren products. We have also formed strategic alliances and partnerships with various parties, in order to provide local news, sports and weather content and certain services, such as ticket sales to local events, through the Ditt Distrikt Internet site. We continue to explore opportunities for additional alliances and partnerships for the Ditt Distrikt site.

  Ditt Distrikt Printed Directories

        Our Ditt Distrikt printed directories provide locally tailored information to 401 out of the 435 counties in Norway, covering 59% of the national population. We generally distribute our Ditt Distrikt printed directories free to each residential household, government office and business within the applicable local geographical area. Households, businesses and organizations do not pay for basic listings in the White Pages and Blue Pages sections of the Ditt Distrikt directories. Businesses that pay for a basic listing under our "cross-publishing" sales policy appear in the Yellow Pages section of Ditt Distrikt if they are located in a county covered by Ditt Distrikt. Businesses can also choose to purchase enhanced listings, such as bold and superbold, in the White Pages and Yellow Pages sections, and can purchase advertising in the Yellow Pages section. Advertisers may also purchase inserts, which are placed in each printed directory.

  Internet Ditt Distrikt (www.dittdistrikt.no)

        We launched the website www.dittdistrikt.no as our Ditt Distrikt Internet directory in 1998. The site had over 13,000 unique users during March 2003. We relaunched the website with 435 separate local interfaces in 2001 and redesigned it in October 2002.

  BizKit (Business-to-Business Directories)

        The BizKit business-to-business directories launched in 1988 consist of a national Pink Pages directory and a national Yellow Pages directory which are distributed together. They are available in print, via the Internet, on CD-ROM and through PDA. The BizKit Pink Pages directory contains a basic listing, organized alphabetically, for every business that is listed in the Pink Pages of one of our Telefonkatalogen directories. The BizKit Yellow Pages directory similarly contains listings, but organized by industry category. However, compared to Gule Sider (Yellow Pages) we use fewer category headings in the BizKit Yellow Pages, because the categories are tailored to relate to the needs of businesses only, as opposed to those of consumers and businesses. The BizKit Yellow Pages contain approximately 446 category headings.

  BizKit Printed Directories

        The BizKit Yellow Pages and the BizKit Pink Pages printed directories are nation-wide in scope and are distributed together. Copies of each directory are generally distributed free to every business listed as having a fixed line in the BizKit Pink Pages. We offer advertising options in the BizKit Pink Pages similar to those offered in the Pink Pages of our Telefonkatalogen directories.

  Internet BizKit (www.bizkit.no)

        The first version of BizKit Internet was launched in 1998. During the last year the site has witnessed numerous improvements, including a faster and more sensitive search engine, a new design, a tender sevices, printed directory advertisements made available on the net, a map for each listing, enhanced course and conference planners, and a limited English version. In 2002 we also teamed up with the Internet subsidiary of the leading business newspaper in Norway (Dagens Naeringsliv), making BizKit available to all users of that paper's website. Our site www.bizkit.no had more than 11,000 unique users in March 2003.

  BizKit CD-ROM

        Since 1997 BizKit has provided its advertisers and users with a CD-ROM version of its product that offers the same information available in the printed directory. The CD-ROM is available both in a single user version as well as a network edition. All text in every advertisement from the printed book is searchable, and the user has the option to perform a freetext search (one search string) or a search based on input in several fields.

  BizKit PDA

        BizKit PDA, launched spring 2002, gives the users the option to download all the 446 headings in the BizKit directory and have access to 240,000 listings. BizKit PDA is compatible with both the Palm and Pocket PC operating systems, and can be run on almost all handheld computers that are on the market today. The service is free to all registered users, and is available in Norwegian. BizKit PDA is updated very time the PDA is synchronized with the PC, and the database is updated on a daily basis. BizKit was the first European directory to be available in this format.

  Sales of database and directory information

        In addition to revenues from our four key brands we generate revenues through sales of directory information to Telenor Teleservice AS and to our affiliate DM-Huset AS, a Norwegian supplier of databases on business and consumer addresses, as well as sales of database information in general.

International Operations

        We are currently transferring our international subsidiaries to a separate entity controlled by our indirect parent, Findexa L.L.C, that is not part of our group.

        Beginning in 1995, we pursued a strategy of expanding our international operations through acquisitions of independent classified advertising directory publishers, as well as joint ventures and partnerships with other directories publishers. In all of our international markets, we market and publish printed classified advertising directories and offer our products in Internet based distribution media. In 2002, our international operations generated NOK 491.2 million in operating revenue, representing 24% of consolidated operating revenue. Our Polish and French operations contributed, on a combined basis, approximately 19.6% and 29.5%, respectively, of our international operations revenue during 2002. In 2002, our international operations experienced a net loss of NOK 468.7 million. Although we estimate that we hold the first or second market position in most of the international markets in which we operate, our market shares vary widely from market to market.

        We operate through subsidiaries or joint ventures in our international markets. In several of these markets, we are currently operating through several subsidiaries, each corresponding to an independent directory publisher that we acquired, and we are in the process of integrating our separate subsidiaries within each country. While we attempt to extend best practices across all of our operations, our international operations are relatively autonomous, and in particular manage their own paper and printing services supplies.

        Czech Republic.    Inform Net Partners, our 50% joint venture with TDC Forlag AS, produces two nationwide business-to-business printed directories, a specialist exporters printed directory and local business-to-business directories.

        Estonia.    Findexa Eesti, our wholly owned subsidiary, publishes a nationwide business-to-business directory and a business-to-consumer directory in the Tallin region as well as required directories, an Internet service and a voice service.

        Finland.    We hold a 60% interest in Findexa OY and have an option to purchase an additional 20%. Findexa OY operates a web-based company information service, supported by a print and a voice version, which provides Yellow and White Page directories, credit ratings and financial news to small-and medium-sized businesses.

        France.    We have three wholly owned subsidiaries in France which publish a total of 30 business-to-consumer directories, APE, acquired in May 2001, Soleil Publicité, (directories in the greater Paris region) and Annuaires de Bretagne (directories in the West and South of France).

        Latvia.    Interinfo Latvia, our wholly owned subsidiary, publishes a national business-to-business directory and a business-to-consumer directory, which is sponsored by the incumbent telephone operator, consisting of five regional editions with national coverage.

        Lithuania.    Telenor Media Lietuva, our wholly owned subsidiary, publishes a national business-to-business directory and ten regional business-to-consumer directories, which are produced in cooperation with Lietuvos Telekomas, the incumbent telephone operator company.

        Poland.    Polskie Ksiazki Telefoniczne, our 50% joint venture with Polish Directory Services Company USA (a company of the Verizon group), publishes 34 printed business-to-consumer directories, one mobile guide and one business register book, all of which are distributed throughout Poland.

        Russia.    ZAO Euroadress, our wholly owned subsidiary, publishes a general business-to-business directory and two specialist business-to-business directories, each for the Moscow region. In December 2002, we acquired the 19% of ZAO Euroadress that we did not already own for a total of 7.7 million. We also wholly own OOO Directoria, which produces three regional business-to-business directories and three business-to-consumer directories for the Murmansk region, the Arkhangelsk region and the Karelia region. In addition, OOO Directoria serves the St. Petersburg market with one business-to-consumer directory.

        Ukraine.    Telenor Media Ukraine, our wholly owned subsidiary, publishes two business-to-business directories, one serving the Kiev region and one a nationwide business-to-business directory.

Marketing and Sales

        We promote our products and services through a variety of media, including television, newspapers, billboards, radio and the Internet. Our advertising campaigns are designed to build brand awareness among users and advertisers.

        We have an experienced and well-trained sales force. In Norway, as at December 31, 2002, we had 381 sales representatives and 69 sales managers and supervisors operating out of five sales offices. We do not use external sales agents. We have one of the largest direct sales forces in Norway. We divide customers and advertisers into various sales channels based on size of the account and the industry of the customer or advertiser. Beginning in 2001, we have focused on sales by telephone, as opposed to field sales, as a cost efficient sales method for certain customer groups. Telesales are generally more cost-effective than field sales.

        A primary driver of our sales involves customer retention. The table below sets forth management estimates of retention rates for the periods indicated.

Directory	1998	1999	2000	2001	2002
Gule Sider/Telefonkatalogen(1)	80%	79%	78%	75%	77%
Ditt Distrikt(2)	80%	80%	71%	76%	74%
BizKit(2)	79%	79%	74%	68%	72%

(1)
Reflects advertisers only.

(2)
Reflects enhanced listing customers and advertisers.

        We believe that the decrease in retention rates for Gule Sider/Telefonkatalogen, Ditt Distrikt and BizKit in 2000 and 2001 were due primarily to the difficulties associated with the implementation of the DSMP system, our primary software application for customer information management and billing for our Norwegian printed directories. We believe that we have significantly reduced these problems in 2002 so that our DSMP system will now facilitate the retention of customers and advertisers by, among other things, allowing us to track each customer's history and thereby to tailor our sales approach on a customer-by-customer basis.

        We have sought to increase the efficiency and reduce the turnover of our sales force by providing them with stable base compensation, while incentivizing them to sell a greater number of products and services through a commission component. Sales representatives may choose between two salary and commission structures. In the year ended December 31, 2002, sales force turnover in our Norwegian operations was 41%.

        As part of our extensive training program, sales representatives complete introductory courses that educate them about our company, our products, the market and sales, training, and work skills. Supervisors and managers take courses in sales leadership and undergo additional training that focuses on strategy, personnel administration, coaching and motivation. Our supervisors and managers also participate in a mentoring program.

Customer Service

        Our Norwegian customer service group is a division of our Norwegian sales division, with dedicated employees and management. As at December 31, 2002, there were 44 employees in our customer service group. In 2002, we centralized all of our customer service activities in order to increase the efficiency and effectiveness of the group. Our customer service representatives are responsible for handling complaints regarding, among other things, incorrect directory listings. Subject to certain guidelines, customer service representatives have the discretion to grant discounts to unsatisfied customers, as a consequence of errors in the advertisement or paid listing.

Publishing and Production of Norwegian Printed Directories

  Publishing Cycle

        We publish our printed Norwegian directories on a 12-month cycle and in general produce each printed directory once each year. The nature of the publishing process means that there is a long lead-time between the first sales activity and final distribution of a directory.

        Selling.    The sale of advertisements and listings are subject to different treatment and deadlines within the publishing cycle. Sales registration, advertisement production and customer correction take place throughout the selling period. Generally, the sales registration deadline is 2 to 4 months prior to publication, at which point we cease selling advertisements in order to process all contracts, produce all finalized advertisements and handle all customer corrections prior to composition closure, or final closure, of the directory. However, during the period between the sales registration deadline and final closure we still sell listings.

        Final Closure.    Generally 4 to 11 weeks prior to publication, the book is finally closed. This is the deadline date for all amendments and cancellations, although generally advertisers and customers must cancel their orders within 21 days of contract signing, and after this date all advertisements booked will be published with the information updated as of the final closure date.

        Pre-press.    After final closure pre-press activities commence. This is a production specific stage in which the composition of the book is determined and each page of the book is printed and proofed before the printing files are produced.

        Printing and distribution.    One to three weeks after final closure, we send our printing files to the printer. It then commences the printing and binding process, which can vary from 3 to 30 days, depending on the size of the directories and the number of copies to be printed. As the directories are completed they are transported to the main storage facility of our distributor. Generally, two-thirds of the directories must be delivered to the distributor before the distribution process can commence. It takes five days to transport the directories to local distribution points and three weeks to carry out the distribution.

  Production Processes and Printing

        The cost of our production processes and printing are significant costs in our business. Printing costs are the largest single component of our Norwegian cost of materials and printing, totaling NOK 109.9 million and representing 51% of our Norwegian cost of materials and printing in 2002.

        Prior to delivering our printed directories to the printers for publication, each directory is prepared in-house. Pre-press operations include finalizing artwork, layout, proofing and pagination. After the pre-press stage is completed, we send the directories electronically to the printers for printing.

        Because of the large print volume and special binding requirements, printing of directories requires a high level of specialization. We outsource our printing in Norway to Mohndruck Graphische Betriebe GmbH, one of the largest printing firms in Germany. Our contract covers the printing of the Gule Sider (Yellow Pages) and Telefonkatalogen (White/Pink Pages) directories, and the BizKit business-to-business directories, through 2005. The contract provides for price adjustments going forward as follows:

  •
  if the exchange rate deviates by more than 3% from the rate specified in the agreement, which is DEM 1=NOK 4.2, then the contract prices will be adjusted accordingly; and

  •
  if the official wage index for workers in the German printing industry increases, then the contract prices will be increased by 50% of such wage index increases. Price adjustments under this index have been 1.25% for the printing of Telefonkatalogen and Gule Sider from 2001 to 2001, and 1.75% for the printing of Telefonkatalogen, Gule Sider and BizKit from 2002 to 2003.

        Our Ditt Distrikt printed directories were printed by Elanders Trykkeri AB and Elanders Norge AS pursuant to an agreement that covered the 1999 to 2002 directories. In May 2002, we entered into an agreement with Winkowski Sp.zo.o, a Polish printing company, to cover the printing of the 2003 to 2005 Ditt District directories, with an option for an additional two years. The contract with Winkowski provides for fixed prices subject to adjustments based on flucatuations in the currency exchange rate between the Polish Zloty and the Norwegian kroner, but not greater than fifty percent of exchange rate deviations greater than 3%.

  Paper Supplies

        Paper is our largest raw material and one of our largest variable cost items, accounting for 44% of our Norwegian cost of materials and printing in 2002. In 2002, we purchased 9,300 tons of paper for our Norwegian directories at a cost of approximately NOK 52.3 million. In 2002, our principal paper suppliers in our Norwegian operations were UPM-Kymmene, which provided approximately 57% of our paper requirements in that year, and Holmen Paper AS, which supplied approximately 40% of our paper requirements. Historically, we have had one-year agreements specifying fixed prices and volumes with each of these three paper suppliers. However, in November 2001, we entered into four-year paper supply contracts with UPM-Kymmene and Holmen Paper AB which in the aggregate are anticipated to cover all of our paper requirements with respect to the Gule Sider, Telefonkatalogen, Ditt Distrikt and BizKit printed directories through the 2005 generations. These contracts provide that the volume of paper provided will be determined by our actual paper needs in each year. The agreement with UPM-Kymmene provides for fixed prices with respect to the first two years, subject to adjustments for exchange rate deviations between the euro and the Norwegian Kroner of more than 3% with possible positive or negative price adjustments of up to 3% with respect to the subsequent two years. The agreement with Holmen Paper AB provides for fixed prices with respect to the first three years of the agreement, subject to adjustments for exchange rate deviations between the Swedish Kroner and the Norwegian Kroner of more than 15%, for price adjustments subject to negotiation in the fourth year of the agreement.

Seasonality

        Our results of operations tend to fluctuate from quarter to quarter because the different editions of our printed directories are published and distributed at different times throughout the year. We do not recognize revenue or costs directly related to sales, production, printing and distribution for any given printed directory until the beginning of the distribution period for that directory. Any delay in the publication and distribution of a printed directory may have the effect of postponing the recognition of operating revenue from that directory and the operating expenses directly related to that directory to the following financial period. Similarly, an earlier distribution of directories during the year could result in recognition of operating revenue and operating expenses in an earlier period as compared to the prior year, making year-to-year comparisons more difficult. Finally, due to timing differences among the payment of costs, invoicing our customers and the recognition of revenue and costs, our financial indicators generally relied on by investors to evaluate a company's ability to service its debt may not reflect actual cash received or expended during a given period.

Information Systems

        Our key business processes are highly automated, and we believe that our information systems are key operational and management assets. Our information systems are an integral part of our business processes and support systems, supporting all of our business units, including head office functions, through a mixture of software packages and in-house systems.

        As at December 31, 2002, the information technology group within the Norwegian directories business area had 34 employees.

        Our customer database is one of our most valuable assets. The raw material for our Norwegian directories databases is collected from all of the major Norwegian telecommunications operators, in particular Telenor ASA and Telenor Mobil AS. In 2000, in our Norwegian operations, we introduced a new primary application system, the third-party developed Directory Systems Multi-Platform, or DSMP, which replaced 6 legacy systems and 17 separate databases having complicated integration issues and high operating costs. The DSMP system was initially developed by net-linx, and is used by a number of classified advertising directories providers, including Dominion in Canada and Ameritech in the United States. The DSMP system is continuously updated to meet our specific needs. In 2002, we significantly reduced problems with our DSMP system that had been the cause of an increase in customer complaints and resulting credits granted to customers. We believe customer complains and credits will no longer be affected by historical problems with our DSMP system.

        On October 7, 2002, we entered into an agreement with Song Networks AS, a third-party provider of information technology services, to replace Telenor ASA upon the expiration of Telenor ASA's provision of such services to us on May 16, 2003. Under the terms of the contract, Song Networks AS will provide us wide area network and other related services on a permanent basis.

        We believe that we have instituted effective methods to secure our information technology systems. Our perimeter security includes mechanisms implemented to protect against hostile threats from outside the system, such as the risk of defacing and exposure, loss of data or business interruption due to a denial of service attack. Our perimeter security includes gateway routers, intrusion detection routines and one central firewall.

        We have a number of primary servers, and the information each contains is copied daily. A monthly back-up copy is stored externally. However, our primary servers are co-located, which means that in the event of a disaster, our servers could be simultaneously destroyed. Although, due to our practice of backing-up our data, it is unlikely that we would lose a significant amount of the information in our databases, such an event would nevertheless result in significant interruption of our business processes, including our ability to process orders for our printed directories, update stored data and offer our Internet directories on-line. We are currently in the process of improving business continuity solutions.

Competition

        We compete, both in Norway and in our international operations, with other advertising media, such as television, radio, newspapers, news magazines, direct mail and portals and search engines on the Internet for a limited pool of advertising revenue. We also compete with other producers of printed directories and providers of Internet directory information.

  Norway

        Print directories.    In Norway, we are the oldest and largest publisher of classified advertising directories. We estimate that we have approximately a 10% share of the total advertising market in Norway and a 95% share of the classified advertising directories market in Norway, in each case based on revenue.

        At present, we face very few competitors in the classified advertising directories market in Norway. Our largest competitor in 2002 was Storbyguiden. Acquired by TDC Forlag AS, formerly TeleDanmark, in 2000, Storbyguiden published Bydelsguiden, a business-to-consumer directory, Storbyguiden, a business-to-business directory, and Oslo-Akershusguiden, an in-car directory. In March 2003 TDC decided to cease operations at Storbyguiden.

        Although we believe that our market position, range of products, proprietary database and strong sales force, together with the relatively small size of Norway (approximately 4.5 million people) provide us with significant competitive advantages, other companies may launch directory services in future that compete with us. Since February 1, 2002, Norwegian legislation has required Telenor ASA to provide basic subscriber information on non-discriminatory terms to any party that requests it. While this may encourage potential competitors, we believe that as a result of the factors outlined above, we will maintain a strong competitive position.

        Internet.    The Internet has emerged as an attractive new medium for advertisers. Internet advertising enables companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the Internet still represents only a small part of total advertising turnover, we believe that as the Internet grows it may become increasingly important as an advertising medium. We face competition from other companies providing classified directory information through an Internet site, such as in Norway, gul.no, storbyguiden.no, roscesider.no and bizweb.no. In addition, we face competition from Eniro AB, Sweden's leading classified advertising directories provider, following its acquisition in 2001 of Scandinavia Online AB, one of Scandinavia's leading Internet portals. As a result of the acquisition, Eniro AB owns Kvasir.no, and it is possible that Eniro AB may further develop Kvasir.no, in order to offer enhanced options and thereby increase usage among Norwegian consumers.

        International Operations.    We are a relatively new entrant in most of the areas outside of Norway in which we publish our directories, and we are seeking to establish our market position. We compete and may compete in the future primarily with other producers of classified advertising directories, such as Eniro, in Estonia, Ukraine, Russia, Poland, Lithuania, Latvia and Finland, Wanadoo in France and Mediatel in the Czech Republic. In France our primary competitor is owned by the national telecommunications provider and holds a dominant position. In these countries it will be difficult for us to expand beyond niche market positions because of the strength of our competitors. In the countries in which we operate, other than Norway, the classified advertising directories markets are fragmented and competition is intense.

Intellectual Property

        Our brands in Norway benefit from high brand recognition, and we believe that our success and ability to compete depend to a large extent on the reputation of our brand names and logos, in particular, Gule Sider (Yellow Pages), Telefonkatalogen (White/Pink Pages), BizKit and Ditt Distrikt. We have registered logos for "Telefonkatalogen" and "Ditt Distrikt", and in each such instance, the logo incorporates the brand name itself. However, although we have been able to register the brand names, "Gule Sider", "Rosa Sider" and "BizKit" as trademarks on a stand-alone basis, we have not been able to do so with respect to the brand names "Telefonkatalogen" and "Ditt Distrikt. The brand names "Telefonkatalogen" and "Ditt Distrikt" are both descriptive in nature, and we are therefore unlikely to be successful with respect to any future attempted registrations. We currently have 64 trademark registrations in Norway. In addition, we have 75 registered trademarks in the various countries comprising our international operations. We have registered the Internet domain names for our four primary Norwegian directories, as well as a number of additional domain names.

        We own the rights, titles and interests in all of our registered principal brands and logos, free and clear of any liens or encumbrances, except those in favor of our secured creditors under the senior credit agreement. We have the right to use all of our intellectual property assets, which we believe are material to our business, without payments to any other parties, and none of our intellectual property assets are subject to any license, or any other permission to use in favor of any third party.

        We actively protect our brand names, Internet domain names and logos in all of the countries in which we operate. As the Internet grows, it may prove more onerous to protect our trademarks from domain name infringement or to prevent others from using Internet domain names that associate their business with ours.

        In addition to our brands, our proprietary database is a key intellectual property asset, which we are continuously seeking to enhance and protect. We have the sole rights to our proprietary database, and our database is not subject to any license or any permission to use in favor of any third party, except for certain rights in favor of Telenor ASA, Telenor Privat AS, Telenor Bedrift AS and Telenor Mobil AS. In addition, we believe our database is protected against infringement by third parties by the Norwegian Copyright Act, which implements the EU directive (96/9/EC). The Copyright Act provides us with the right to prevent the extraction and re-utilization of our database in whole or in substantial part. However, the information contained in the database is not itself protected, and we therefore cannot be certain that other parties will not be able to use such information or establish their own database containing similar information.

        We also own the copyright in software assigned to us by contractors or created by our employees during the course of their employment.

Regulation

        We are subject to the regulations that apply generally to businesses in the countries in which we operate. In particular, laws and regulations at both the national and European Union ("EU") levels governing telecommunications, data protection and advertising affect our principal business activities.

Telecommunications Regulations

        Norwegian telecommunication regulations indirectly regulate our business. We publish the Telefonkatalogen directories on behalf of Telenor ASA, the former state-owned telephone company, and we purchase subscriber information from it. Norwegian telecommunication regulations regulate Telenor ASA, and the Norwegian Post and Telecommunications Authority monitors compliance with them.

        In accordance with the Norwegian Telecommunications Act, the Norwegian Ministry of Transport and Communications has issued Telenor ASA a license that contains certain conditions that indirectly affect us. As the primary telecommunications provider in Norway, Telenor ASA is required by their license to publish and make available a telephone directory on an annual basis, listing the fixed telephone line numbers and mobile telephone numbers for all fixed telephone line and mobile telephone subscribers, regardless of telecommunications service provider, except for those subscribers who have affirmatively chosen not to have their information disclosed. Telenor ASA may delegate the production and publishing of the directories to companies outside of the Telenor group with the consent of the Norwegian Ministry of Transport and Communications. Telenor ASA has obtained consent and has delegated this duty to us. However, it is still responsible for the obligations set forth in the license.

        The license also requires Telenor ASA to obtain consent from each subscriber prior to the publication of that subscriber's information in directories and other information products. Such consent is not required as regards information necessary to identify a subscriber, provided the subscriber is informed of his or her right to make a reservation regarding having their information disclosed. The consent requirements imposed by the license are the same as those imposed by the Personal Data Act. We have entered into agreements with Telenor Privat AS, Telenor Bedrift AS and Telenor Mobil AS, regarding the publishing and distribution of the Telefonkatalogen directories. We also have agreements with these companies regarding purchase of subscriber information.

        As of February 1, 2002, the Norwegian Post and Telecommunications Authority required that all telecommunication providers that assign telephone numbers to subscribers be subject to an obligation to provide basic subscriber information to any third party for use in their directory information services. The regulation requires that the information be provided in a standard format and on fair, cost-based, and non-discriminatory terms. As a result, Telenor ASA and other telecommunications operators are now required to provide basic subscriber information to third parties. This may result in increased competition among directory information companies as regards both directories and other information services based on directories.

Data Protection and Privacy

  General

        We collect the names, addresses, and phone numbers of telecommunication subscribers for publication in directories. The Norwegian Personal Data Act of April 14, 2000, or the "Personal Data Act", regulates the collection, use and processing of personal data. This act implements the European Union directive on data protection (EU Directive 95/46/EC) in Norway.

        Generally under the Personal Data Act, directory providers must only use information for the purpose for which it has been collected. Further, a person must consent to the collection, processing, use and publication of such person's personal data. However, the act does not require directory providers to obtain active consent with respect to the collection, processing, use and publication of basic subscriber information such as name, address, and telephone number. It is sufficient for them to obtain passive consent from subscribers. Passive consent means providing each subscriber with the opportunity to refuse collection, processing, use and publication of its basic information.

        The Personal Data Act also provides that directory providers must:

  •
  not keep personal data longer than is necessary to achieve the stated purpose;

  •
  protect personal data against accidental loss or destruction by measures appropriate to the sensitivity of the data and the harm that might result from such loss or destruction;

  •
  keep records of personal data and secure it with planned, systematic measures, of which directory providers also must keep records.

        Telenor ASA may, based on the Personal Data Act, continue to legally disclose and transfer basic subscriber information to us for directory and, directory enquiry services.

        Telenor ASA currently has a license under the Personal Data Act permitting Telenor ASA to process personal data related to subscribers use of telecommunication services. The license permits Telenor ASA to disclose directory data to third parties producing printed or electronic directories or operating directory enquiry services. The license permits the disclosure only of data necessary to identify a particular subscriber, such as name, address and telephone number. Publication of other information requires active consent from the subscriber. The license has the same consent requirements as the license given to Telenor ASA under the Telecommunications Act.

        The European Commission proposed a requirement on July 12, 2000 that subscribers must actively consent to the listing of all personal information, including basic information, in directories. The proposal has not been adopted. On July 12, 2002, the European Parliament and the council adopted Directive 2002/58/EC concerning the process of personal data and the protection of privacy in the electronic communications sector. Pursuant to this Directive, member states may require additional consent from subscribers in connection with the disclosure of information other than contact details for persons on the basis of their name and, where necessary, a minimum of other identifiers. An act implementing the directive is expected to take effect in Norway by December 31, 2003. This Directive will not result in any change regarding the right to publish ordinary directory information without consent.

Competition Issues

        The Norwegian Competition Act, the "Competition Act", regulates competition to ensure an efficient market. Section 3-10 of the Competition Act, provides to the Competition Authority the right to intervene in business activities that have the purpose or effect of either restricting, or being liable to restrict, competition.

        In order for the Competition Authority to take action pursuant to Section 3-10, the Competition Authority must both:

  1)
  define the relevant product and geographical market and determine that the participant holds a dominant position with respect to such product and geographical market, and

  2)
  determine that the participant holding a dominant position is abusing its market power.

        The Competition Authority also may regulate excessive pricing under the Price Regulation Act. This act grants the Competition Authority a right to intervene against unfair pricing and a right to impose price regulations on selected business sectors in certain circumstances. The threshold the Competition Authority must meet in order to act pursuant to the Price Regulation Act is more difficult to meet than the threshold for the Competition Act.

        We do not believe the Competition Authority has ever attempted to intervene in the directory market in Norway, either pursuant to the Competition Act or the Price Regulation Act. Although the Competition Authority has imposed price regulations in other markets on a few occasions, it has never imposed price caps on a directory market participant. However, we cannot be certain the Competition Authority will not intervene in the future, and any such intervention could adversely affect our business. See "Item 3—Key Information—Risk Factors—Changes in regulation regarding information technology and data privacy may increase our costs".

Internet Domain Names

  General

        NORID, Norwegian Registration service for Internet Domain names, administers the registration of Internet domain names under the Norwegian top level domain ".no". NORID allocates Internet domain names on a first come, first served basis. Once a party has registered a domain name under ".no", no one else may register an identical domain name. However, a party may register a similar domain name even if people are likely to confuse it with a previously registered domain name.

        Registration of a domain name does not provide a party with any rights other than rights to the domain name itself. In particular, a registrant would not receive any intellectual property protections with respect to the registered name in addition to those the registrant had prior to the registration. The NORID domain name policy requires an applicant to determine that registration of the relevant domain name will not violate Norwegian law or the rights of third parties before filing an application. NORID does not perform an independent examination of these matters. The applicant bears the sole responsibility, including criminal and civil liability for consequences of the registration and use of the domain name.

Other Relevant Regulation

  General

        Advertising laws and regulations, including the Norwegian Marketing Act, govern advertisement publishers like ourselves. The Norwegian Marketing Act prohibits all direct marketing to consumers by e-mail, SMS, fax or automatic call-machines unless active consent has been obtained prior to the marketing. However, the act does not require prior active consent for direct marketing by phone, but the Norwegian Personal Data Act requires updating the registers of addresses and phone numbers to reflect the Norwegian Central Marketing Exclusion Register, prior to marketing by phone, except for existing customers.

  Electronic commerce and Internet regulations

        Norway has not implemented the EU directive of June 8, 2000 (2000/31/EC), which regulates information society services, such as telecommunication services and Internet services, in particular electronic commerce, in the European Economic Area. A Norwegian government "green paper" has been published on the topic, and a new act implementing the directive is expected to take effect by the end of 2003.

        Advertising laws generally do not hold an advertisement publisher liable for the content of the advertisements it publishes. Exceptions exist when the advertisement has illegal content and when the advertisement itself is a legal offence, such as advertisements for illegal substances.

        The EU directive holds advertisement publishers liable for websites with illegal content but only if the publisher continues to allow access to the relevant website after the publisher learns of the illegal contents. We are not yet certain how this EU directive will be implemented in Norway.

Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation of Norway which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interests or other payments to nonresident holders of the notes, provided a Norwegian authorized exchange bank is used for the transfer.

Organizational Structure

        The following chart is a summary of our corporate structure prior to the completion of the planned transfer of our international subsidiaries:

(1)
Findexa Group AS is a wholly owned subsidiary of Findexa I AS which directly employs our key members of management. We retain the services of these members of management pursuant to an agreement with Findexa Group AS. Findexa Group does not conduct any other activities.

(2)
Russian and Ukrainian entities include: OOO Directoria, ZAO Euroadress, OOO Directoria Sever and Findexa Ukraine Ltd.

        Findexa Co-Invest LLC, a limited liability company managed by Texas Pacific Group, indirectly beneficially owns 95.8% of our share capital.

Significant Subsidiaries

        Our significant subsidiaries as at December 31, 2002 were as follows:

Subsidiary	Country of Incorporation	% Ownership at December 31, 2002
Findexa I AS	Norway	100%
Findexa Belgium SCA	Belgium	100%
Findexa AS	Norway	100%
Findexa France Holding SA	France	100%

Property, Plants and Equipment

        We operate from a number of properties in Norway and European countries outside of Norway, all of which are leased. We have also entered into a lease agreement, to take effect from December 20, 2002, relating to a new headquarters for our Norwegian operations. The following table sets out information regarding our principal facilities and properties:

Location	Approximate square meterage	Principal use	Status
Skullerud, Norway	12,760	Headquarters—main office	Leased
Stavanger, Norway	1,378	Regional sales	Leased
Bergen, Norway	1,030	Regional sales	Leased
Trondheim, Norway	1,408	Regional sales	Leased
Gjøvik, Norway	698	Handling of all basic listing data	Leased
Tønsberg, Norway	376	Regional sales	Leased
Tromsø, Norway	260	Regional sales	Leased
Malmaisson, France	1,900	Headquarters—Findexa France Holdings SA	Leased

Insurance

        We have insurance cover from a number of insurance providers in respect of general liability, property damage, directors' and officers' liability, crime, professional indemnity, public and products liability, property and travel, accident and health and group life insurance.

Item 5.    Operating and Financial Review and Prospects

Operating Results

        You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements included in Item 18 of this Form 20-F.

        This analysis is based on the audited historical financial statements of the predecessor, which we acquired on November 16, 2001, and the audited historical financial statements of the successor. The financial information included in the discussion below for the year ended December 31, 2001 is for the combined periods from January 1, 2001 to November 15, 2001 and from November 16, 2001 to December 31, 2001, and is derived from the predecessor's audited historical financial statements for the period from January 1, 2001 to November 15, 2001 and the successor's audited historical financial statements for the period from November 16, 2001 to December 31, 2001. This financial information represents the aggregation of these periods and does not purport to be indicative of the actual results for the twelve-month period then ended had the Acquisition taken place on January 1, 2001. The financial information included in the discussion below for the year ended December 31, 2002 is derived from the successor audited historical financial statements.

        The consolidated historical financial statements for each of the two years in the period ended December 31, 2000, the period from January 1, 2001 to November 15, 2001 and the period from November 16, 2001 to December 31, 2001 were audited by Arthur Andersen & Co. (Andersen) who has ceased operations. A copy of the report previously issued by Andersen on our financial statements as of December 31, 1999, 2000 and 2001 and for each of the two years in the period ended December 31, 2000, for the period from January 1, 2001 to November 15, 2001 and for the period November 16, 2001 to December 31, 2001 is included elsewhere in this report. Such report has not been reissued by Andersen.

        Our consolidated audited historical financial statements have been prepared in accordance with Norwegian GAAP, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between Norwegian GAAP and U.S. GAAP and a reconciliation of net income and shareholder's equity to U.S. GAAP for the year ended December 31, 2000 and for the period from January 1, 2001 to November 15, 2001, the period from November 16, 2001 to December 31, 2001, and for the year ended December 31, 2002, we refer you to Note 29 of the notes to our audited consolidated historical financial statements.

Overview

General

        We are the leading provider of classified advertising directories in Norway. We publish approximately 100 different directories in Norway. We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Internet-based directories, Talking Yellow Pages CD-ROM products and SMS. We also publish a wide variety of directories in nine other European countries.

  Geographic segmentation of our business

        We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as "Directories—Norway," and our International Operations as our two business segments for financial reporting purposes.

        Since 1995, we have pursued a strategy of expanding our International Operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators. Our International Operations have operated at a loss in the years 2000 through 2002, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway. During 2002, the board of directors approved a resolution to transfer the International operations to a separate entity controlled by Findexa LLC, our indirect parent, which is not a subsidiary of Findexa II AS. The transfer will be completed over several phases. As of December 31, 2002, the International operations were wholly owned by Findex II AS. In March 2003, the International operations have been legally transferred to Findexa (Cayman) Ltd, a subsidiary of Findexa LLC, which is not a subsidiary of Findexa II AS. The transfer was made in exchange for redeemable preference shares in Findexa (Cayman) Ltd. Findexa LLC holds all of the ordinary common shares of Findexa (Cayman) Ltd. However, we anticipate that the operating results of our international operations will continue to have a negative impact on our consolidated financial results. For a geographical breakdown of key profit and loss items by segment during the period under review, see note 3 of the notes to our audited consolidated historical annual financial statements included in Item 18 of this Form 20-F.

  Acquisitions and divestitures

  Acquisition of Findexa AS

        On November 16, 2001, an investment fund managed by Texas Pacific Group ("TPG") acquired 100% of the voting equity interests of Findexa AS from Telenor through a newly formed holding company, Findexa II AS (the "Acquisition"). The aggregate purchase price was NOK 5,800 million of cash, which includes repayment of NOK 460 million owed to Telenor ASA, our former parent. Findexa II AS issued new shares to TPG in connection with the Acquisition, raising new equity of NOK 1.0 million. The acquisition has been accounted for as a "purchase." An additional purchase price adjustment of NOK 74.3 million was paid to Telenor ASA in 2002, based on final cash balances, debt balances and working capital at September 30, 2001. The results of the successor's operations have been included in the consolidated financial statements since that date. See Note 1 to the notes to our audited consolidated historical financial statements included in Item 18 of this Form 20-F.

  Acquisitions

        In the years 2000 through 2002, we made several acquisitions in connection with the expansion of our international operations. In particular, during that period, we significantly expanded our French operations by acquiring the following French directory publishers: Edition de l'Aqueduc S.A., of which we acquired all of the share capital for NOK 3.2 million in 2000; Annuaires Téléphoniques de Bretagne S.A., of which we acquired all of the share capital for NOK 36.7 million in 2000 and 2001; Annuaires du Languedoc S.A., of which we acquired all of the share capital for NOK 2.6 million in 2000 and 2001; and Annuaire Phone Edition Holding S.A., of which we acquired all of the share capital for NOK 102.9 million in 2001.

        In 2000, we acquired a 60% interest in Oy Findexa AB, a Finnish Internet-based directory publisher, for NOK 19.0 million.

        We made several other acquisitions during the years 2000 through 2002. For a complete list of these acquisitions, please refer to Note 1 of the notes to our audited consolidated historical annual financial statements included in Item 18 of this Form 20-F.

  Divestitures

        During the years 2000 through 2002, we disposed of the following businesses:

  •
  in 2000 we spun off our Teleservice directory enquiries business to Telenor ASA (for more information, see Note 26 to the audited consolidated historical financial statements included in Item 18 of this Form 20-F);

  •
  in 2001, we sold Audiotex, a business focused on the marketing and production of audio advertising, to Telenor Link AS, a Telenor ASA affiliate, realizing capital gains of NOK 5.4 million;

  •
  in 2001, we sold Golfguiden AS, a business which produced directories related to the golfing industry, realizing capital gains of NOK 4.9 million; and

  •
  in 2002, we sold Guias de Ciudad S.A., a business which produced classified advertising directories, realizing a loss of NOK 3.0 million. The sale was part of our planned discontinuation of our Spanish operations.

  Explanation of key profit and loss account items

  Operating revenue

        Directories—Norway.    In Directories—Norway, our principal source of operating revenue consists of sales of basic listings, enhanced listings and advertisements in our classified advertising directories. A basic listing includes the name, address and fixed line or mobile telephone number of the customer. An enhanced listing is a bold entry, a super-bold entry, a red entry, or an additional listing. An advertisement includes the options described under Item 4—"Business—Products and Services—Norwegian Directories." Operating revenue from our Norwegian classified advertising directories includes:

  •
  sales of basic listings and enhanced listings in Gule Sider and the Yellow Pages sections of Ditt Distrikt and BizKit, and enhanced listings in the Pink Pages sections of Telefonkatalogen and BizKit and the White Pages section of Ditt Distrikt;

  •
  sales of advertisements in Gule Sider and the Yellow Pages sections of Ditt Distrikt and BizKit, and in the Pink Pages sections of Telefonkatalogen and BizKit;

  •
  sales of additional listing information in the White Pages section of Telefonkatalogen;

  •
  sales of additional copies of the printed Telefonkatalogen directory;

  •
  sales of database information; and

  •
  sales of directory information to Telenor Teleservice AS and to our affiliate DM-Huset AS, a Norwegian supplier of databases on business and consumer addresses.

        We track sales of enhanced listings together with sales of basic listings for two of our four principal directories (Gule Sider and Telefonkatalogen) and together with sales of advertisements for the other two directories (Ditt Distrikt and BizKit). Accordingly, in the discussion of our results of operations below, we use the terms "listings" and "advertisements" in the following way:

  •
  references to sales of "listings" include sales of basic listings in our four principal directories and enhanced listings in Gule Sider and Telefonkatalogen, and

  •
  references to sales of "advertisements" include sales of enhanced listings in Ditt Distrikt and BizKit and sales of the applicable advertising options in all of our four principal directories.

        In the years 2000 through 2002, we generated operating revenue from our Norwegian classified advertising directories primarily from printed directories. For instance, operating revenue from printed directories represented approximately 92% of the operating revenue of Directories—Norway in 2002. During that period, we also generated operating revenue from distributing our directories through other media, such as the Internet, Talking Yellow Pages and CD-ROM. These other distribution media in the aggregate represented approximately 9% of the operating revenue of Directories—Norway in

2002. Operating revenue of Directories—Norway during the period under review included revenue from transactions with Telenor ASA and its affiliates, consisting principally of the following:

  •
  fees received from Telenor ASA for the publication of the printed Telefonkatalogen directory, which amounted to NOK 77.9 million in 2000, NOK 62.9 million in the period from January 1, 2001 to November 15, 2001, nil during the period from November 16, 2001 to December 31, 2001 and NOK 58.3 million in 2002;

  •
  fees received from Telenor Mobil for the listings of Telenor Mobil subscribers in our directories as part of their subscription, amounting to NOK 6.8 million in 2000, NOK 7.0 million in 2001 and NOK 5.8 million; and

  •
  fees received from Telenor Teleservice AS for the transfer of subscriber information and business categorization information which amounted to NOK 20.0 million in 2000, NOK 21.0 million in 2001 and NOK 21.5 million in 2002.

        International Operations.    In our International Operations, we generate operating revenue from advertisements and listings in printed directories, Internet search engines and portals and sales of directory content on CD-ROM. Operating revenue from advertisements and listings in printed directories represented approximately 98%, 92% and 82% of the total operating revenue of our International Operations in 2000, 2001 and 2002, respectively.

        Distribution timing differences.    Because the number and type of our printed directories are not evenly distributed throughout the year, our operating revenue varies from quarter to quarter. Direct and indirect operating expenses, including cost of materials and printing, sales costs and production costs attributable to a particular printed directory, are recognized simultaneously with the revenue arising from that directory. Changes in the timing of the distribution of our printed directories could also cause our results of operations to vary from year to year. As a result, changes in the timing of the distribution of a printed directory can cause fluctuations in our results of operations in a given period that are not indicative of changes in our business in that period.

  Cost of materials and printing

        Cost of materials and printing consists of costs associated with the publication of printed directories and includes paper costs, printing costs and other cost of materials and printing (including the costs of acquiring the right to use and update the maps included in our printed and Internet-based directories, the costs of outsourced artwork and the costs of production of CD-ROMs). Printing costs, the costs of printing and binding our printed directories, represented approximately 49.8%, 52.6% and 51.0% of consolidated cost of materials and printing and 7.2%, 6.8% and 5.4% of consolidated operating revenue in 2000, 2001 and 2002, respectively. In 1999, we negotiated a printing contract with Mohndruck Graphische Betriebe GmbH, one of the largest printing firms in Germany, to cover the printing of the 2001 to 2005 Gule Sider and Telefonkatalogen directories. In 2001, we extended the contract to the 2002 to 2005 BizKit directories. The printing contract provides for fixed prices with respect to the first generation of each directory with adjustments to the prices based on fluctuations in the currency exchange rate between the Deutsche Mark and the Norwegian Kroner and in the official wage index for workers in the German printing industry.

        In May 2002, we entered into an agreement with Winkowski Sp.zo.o, a Polish printing company, to cover the printing of the 2003 to 2005 Ditt District directories, with an option for an additional two years. The contract with Winkowski provides for fixed prices subject to adjustments based on fluctuations in the currency exchange rate between the Polish Zloty and the Norwegian Kroner, but not greater than fifty percent of +/- 3%. The change from our previous printing services providers have provided us with a significant cost reduction measured on comparable volumes and printing parameters and enabled us to introduce improved printing quality, including color advertisements, while maintaining stability in printing costs. For a description of the contract, see Item 4—"Business Overview—Publishing and Production of Norwegian Printed Directories—Production Processes and Printing."

        Paper costs represented approximately 39.6%, 36.3% and 37.5% of consolidated cost of materials and printing and 5.7%, 4.7% and 4.0% of consolidated operating revenue in 2000, 2001 and 2002, respectively. Paper costs represent our single largest exposure to raw materials. In late November 2001, we negotiated paper supply agreements with two major paper suppliers, Holmen Paper AB and UPM-Kymmene AS, which in the aggregate will cover the paper supply requirements for our four principal Norwegian directories through the 2005 generations of the directories. The paper agreement with Holmen Paper AB provides for fixed prices through 2004 subject to adjustments based on fluctuations in the currency exchange rate between the Swedish Kroner and the Norwegian Kroner. After 2004, the prices are subject to negotiation. The paper agreement with UPM-Kymmene AS provides for fixed prices through 2003, with adjustments thereafter to be negotiated, but not to be greater than +/- 3.0%. For a description of these contracts, see Item 4—"Business Overview—Publishing and Production of Norwegian Printed Directories—Paper Supplies."

  Salaries and personnel costs

        Salaries and personnel costs consist principally of salaries, social security charges, pension costs and other personnel costs. Salaries and personnel costs represented approximately 30.9%, 33.8% and 32.2% of consolidated operating revenue in 2000, 2001 and 2002, respectively. A significant portion of the salaries and personnel costs of Directories—Norway relates to our sales force. In 2000, 2001 and 2002, salaries and personnel costs of Directories—Norway relating to our sales force and production staff represented approximately 76.7%, 77.1% and 72.6%, respectively, of salaries and personnel costs of Directories—Norway.

  Other operating expenses

        Other operating expenses includes cost of premises, vehicles and office equipment, travel and travel allowances, marketing and advertising expenses, bad debt expenses, distribution expenses, external consultancy fees, hired personnel and other expenses. Other expenses historically primarily consisted of expenses payable to Telenor ASA.

        The most significant categories of costs included in other operating expenses in our Directories—Norway segment during the periods under review were:

  •
  charges for specific services rendered by Telenor ASA, such as database services and lease payments;

  •
  marketing and advertising expenses, which related principally to promotional and brand-building expenditures (for instance, billboard and TV advertisements);

  •
  distribution expenses payable to third parties for the delivery of our printed directories (distribution expenses vary principally due to the number of directories delivered in a given period, and distribution expenses related to a directory are recognized at the commencement of the delivery of the directory);

  •
  lease payments on Findexa's headquarters in Oslo, Norway;

  •
  travel expenses, which consisted principally of the costs incurred by our sales force in connection with "field" sales;

  •
  bad debt expenses, resulting from failure to pay on the part of certain customers;

  •
  the costs of consultants and temporary workers hired by us, principally in connection with the development of our systems development and benchmarking projects; and
  •
  management fees and corporate overhead charges paid to Telenor ASA, which amounted to NOK 21.1 million and NOK 21.0 million in 2000 and 2001, respectively. Beginning on November 16, 2001, we no longer pay management fees and corporate overhead charges.

  Effect of the acquisition

        Our financial statements for 2000 and the period November 16, 2001 to December 15, 2001 will vary in important respects from the consolidated historical financial statements subsequent to November 15, 2001 contained in Item 18 of this Form 20-F. In particular, as a result of the Acquisition and the related financings, which were consummated on November 16, 2001, there has been a significant increase in our interest expense. Our interest expense increased from NOK 6.9 million in 2000 to NOK 86.6 million in 2001 (which includes NOK 84.3 million of interest expense for the period November 16, 2001 to December 31, 2001) to NOK 569.5 million in 2002. In addition, since the consummation of the Acquisition and the related financings we have experienced a significant increase in amortization of goodwill and other intangible assets. In 2002, we recorded charges associated with the amortization and impairment of goodwill and other intangible assets of NOK 903.0 million, which includes an impairment of goodwill related to International Operations of NOK 295.2 million, as opposed to NOK 38.7 million and NOK 152.9 million in 2000 and 2001, respectively. As a result, our net income decreased from NOK 219.9 million in 2000 to NOK 0.7 million in 2001 and to a net loss of NOK 849.0 million in 2002. We expect in the future that our financial statements will continue to reflect substantial interest expense and amortization of goodwill and other intangible assets, and that we will report net losses.

        Furthermore, prior to the Acquisition, our historical financial statements reflect management fees and other corporate overhead charges paid to Telenor ASA. The amount of these management fees and other corporate overhead charges was determined by Telenor ASA. As of November 16, 2001, we no longer pay a management fee and we anticipate that the additional costs we will incur as a result of being an independent company after the Acquisition (including insurance, legal, finance and additional salaries and personnel costs and specific costs necessary to operate as an independent company) will be significantly less than these management fees and other corporate overhead charges.

        Also in connection with the Acquisition and the related purchase price allocation, we reduced our deferred revenue balance to reflect estimated fair value of the expected cost of the services and increased our directories in progress balance to reflect the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date. As a result, we recognized a correspondingly lower revenue and greater expense subsequent to the date of purchase. Our audited financial statements for the year ended December 31, 2002, excludes revenue of NOK 36.1 million and salaries and personnel costs of NOK 8.4 million and includes operating expenses of 179.5 million that would have been recognized had no purchase price allocation been performed. For the successor period from November 16, 2001 to December 31, 2001, the audited financial statements exclude revenue of NOK 13.9 million and salaries and personnel costs of NOK 8.4 million and includes operating expenses of NOK 48.9 million that would have been recognized had no purchase price allocation been performed. Subsequent to December 31, 2002, there will be no impact of these purchase price adjustments.

Critical accounting policies and estimates

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements included in Item 18 of this Form 20-F. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for marketing judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following is a summary of what we consider to be our critical accounting policies:

  Revenue and cost recognition

        In preparing our financial statements and related disclosures, we must use estimates in determining the allocation of revenue from sales of advertisements and listings to individual directories or distinct media. In 1999, we initiated a cross-publishing sales policy for basic listings in our Norwegian directories, where a customer who pays for a basic listing in one of our directories receives a basic listing in all of our directories and in all media available for each directory. In 2000, we also introduced a bundled sales policy for advertisements in our Norwegian directories, where a customer who pays for an advertisement in one brand of our directories receives advertisements in each media available for that directory. Each of these sales policies requires us to use estimates to allocate revenue from sales of advertisements and listings to individual directories and media.

        Our revenue recognition policies differ according to the distribution medium for our directories. In particular, we follow the following revenue recognition principles under Norwegian GAAP:

  •
  Printed directories: revenue from sales of advertisements and listings, including additional listings and enhanced listings, is recognized at the time distribution of the relevant directory commences. Revenue from sales of additional copies of directories and resale of directory information is recognized at the time of delivery;
  •
  Internet activities: revenue from sales of advertisements and Internet-specific products, such as preferred rankings or banner advertisements, are recognized ratably over the term of the contract, generally up to one year, from the point at which the service is first provided on the Internet;
  •
  Talking Yellow Pages: revenue from sales of advertisements and Talking Yellow Pages-specific products, such as added keywords, is recognized ratably over the term of the contract, generally up to one year; and
  •
  CD-ROM: revenue from sales of directories on CD-ROM is recognized ratably over the term of the contract, generally up to one year.

        For the years 2000 and 2001, revenue from cross-publishing sales was allocated to each printed directory based on the revenue allocation experienced in 1998, which was the last year when we sold basic listings individually for each of our printed directories. In 2002, we changed our method of allocating revenue from cross-publishing sales to better reflect management's estimate of the fair value to the customer. Markets surveys are conducted periodically to determine the relative end-usage of each product, which management uses to determine the fair value of each product. This process requires subjective judgments. We plan to review periodically the basis for the revenue allocation in the future and to change our method of allocating revenue from cross-publishing sales if in our view it no longer reflects fair value. Management's allocation of revenue from cross-publishing sales to each of our Internet services is mainly based on the relative proportion of end-user usage, which we review periodically.

        With respect to bundled sales, the method in determining the allocation of revenue from combined sales of printed and Internet published advertisements and listings to independent media is based on management's estimate of the fair value to the customer. We periodically complete marketing surveys to determine the relative end-usage of Internet advertisements and listings as compared to published advertisements and listings to estimate the fair value of each to the customer, but any such process requires subjective judgments.

        Because we recognize revenue from our Internet directories and our printed directories over different time periods, to the extent that our estimates of the fair values of, and therefore the allocation of revenue from, internet products and printed products are incorrect, the timing of our revenue recognition may be materially different. Similarly, because we recognize revenue from printed directories at the time of distribution of the relevant directory and because different directories are distributed at different times throughout the year, to the extent that our estimate of the fair values of, and therefore the allocation of revenue from, basic listings in individual printed directories are incorrect, the timing of our revenue recognition may be materially different.

        In addition to the product-specific revenue recognition principles described above, we follow the following general principles as well:

  •
  Operating expenses: direct operating expenses related to directory publications are deferred and recognized when the related directory revenue is recognized;
  •
  Loss: directories that show an estimated negative gross margin are provided for at the time management becomes aware of the expected loss; and
  •
  Customer credits: operating revenue is shown net of credits issued to unsatisfied customers arising primarily from printing errors.

  Valuation of long-lived assets and goodwill

        We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors which we consider important, which would trigger an impairment review, include the following:

  •
  Significant underperformance relative to expected historical or projected future results;
  •
  Significant changes in the manner of our use of the acquired assets or the strategy of our overall business; and
  •
  Significant negative industry or economic trends.

        When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow.

        This review is based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values and the number of years on which to base the cash flow projections. Management determines discount rates to be used based on the risk inherent in the related activity's current business model compare to the Group's internal rate of return and industry comparisons. Terminal values are based on the expected life of business and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amount estimated could differ materially from what will actually occur in the future.

  Valuation allowance

        We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. While we have considered future taxable income and prudent and feasible tax planning strategies in determining the amount of our valuation allowance, our estimates of future taxable income may not correspond to actual future taxable income. Any differences in the amounts that we ultimately realize, as a result of such lack of correspondence, would be included as income in the period in which such a determination is reached.

  Allowance for customer credits and bad debt

        Our arrangements with customers for advertisements and listings require us to refund certain amounts to customers if certain errors were made in those advertisements and listings. Provisions are made to reserve for future refunds due to errors based primarily on historical refund rates, refund policies and the average age of our receivables. If future refunds due to errors significantly exceed our reserves for such purposes, our operating results would be adversely affected. Provisions are also made based on an estimate of future customer bad debt. If future bad debt significantly exceeds our provision, our operating results would be adversely affected.

Differences between Norwegian GAAP and U.S. GAAP

        Our audited consolidated historical financial statements included elsewhere in this Form 20-F have been prepared under Norwegian GAAP, which differs from U.S. GAAP in certain respects. Our net income for the year ended December 31, 2000, the period from January 1, 2001 to November 15, 2001, the period from November 16, 2001 to December 31, 2001 and the year ended December 31, 2002 and shareholder's equity at December 31, 2001 and 2002, are presented in Note 29 of the notes to the audited consolidated historical financial statements included elsewhere in this prospectus. The most significant differences between Norwegian GAAP and U.S. GAAP during the periods under review were as follows:

  •
  The timing of revenue recognition and the timing of the recognition of certain costs associated with the selling of advertisements differed under Norwegian GAAP and U.S. GAAP, including the change in accounting policy and the cumulative effect of this change described in Note 29. Additionally under U.S. GAAP, only direct and incremental costs are deferred and recognized when related revenues are recognized as opposed to all direct costs under Norwegian GAAP.
  •
  Under U.S. GAAP, goodwill for acquisitions after June 30, 2001, is not amortized, but rather reviewed for impairment annually. This resulted in a difference between the impairment of goodwill between U.S. GAAP and Norwegian GAAP.
  •
  Under Norwegian GAAP, we recognized employee termination benefits and exit costs in 2002 for a restructuring planned for early 2003. Under U.S. GAAP, these costs do not qualify for restructuring costs in 2002 and have been reversed.
  •
  Under U.S. GAAP, we recognize the fair value of derivative financial instruments on the balance sheet with a corresponding charge to the statement of profit and loss which we are not required to recognize in our consolidated financial statements under Norwegian GAAP.
  •
  Under Norwegian GAAP we have consolidated certain 50%-owned joint ventures on a proportional basis whereas these entities would be accounted for under the equity method under U.S. GAAP.
  •
  The net income for the discontinued operations of Teleservice were excluded from our net income beginning on January 1, 2000, under Norwegian GAAP whereas under U.S. GAAP, the results would have been included in our net income through September 30, 2000, the legal date of the demerger.
  •
  Under Norwegian GAAP, we recognized certain deferred tax benefits that would be accounted for as a reduction to goodwill under U.S. GAAP.

Results of operations

        The financial information included in the table and the review set forth below for the year ended December 31, 2001 is derived from the audited historical financial statements of the predecessor for the period from January 1, 2001 to November 15, 2001 and the audited historical financial statements of the successor for the period from November 16, 2001 to December 31, 2001. The combined financial information for the period from January 1, 2001 to December 31, 2001 represents the aggregation of the two interim periods and does not purport to be indicative of the actual results for the twelve month period then ended had the Acquisition taken place on January 1, 2001.

        The following table summarizes our results of operations for the years ended December 31, 2002, 2001 and 2000:

	Consolidated Group	Percent of Operating Revenue	Directories— Norway	Percent of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK
	(in thousands, except percentages)
Year ended December 31, 2002
Operating revenue	2,022,766	100%	1,531,546	100%	491,220	100%
Cost of materials and printing	215,338	11%	120,409	8%	94,929	19%
Salaries and personnel costs	651,217	32%	399,395	26%	251,822	51%
Other operating expenses	788,866	39%	576,086	38%	212,780	43%
Loss on disposal of fixed assets and operations	3,245	0%	—	0%	3,245	1%
Depreciation and amortization	627,041	31%	539,262	35%	87,779	18%
Impairment of fixed assets	810	0%	661	0%	149	0%
Impairment of goodwill	295,196	15%	—	—	295,196	60%
Total operating expenses	2,581,713	128%	1,635,813	107%	945,900	(193%)
Operating profit (loss)(1)	(558,553)	(28%)	(104,267)	(7%)	(454,286)	(92%)
Year ended December 31, 2001(2)
Operating revenue	2,000,055	100%	1,499,972	100%	500,083	100%
Cost of materials and printing	257,136	13%	139,056	9%	118,080	24%
Salaries and personnel costs	676,837	34%	395,834	26%	281,003	56%
Other operating expenses	739,401	37%	472,184	31%	267,217	53%
Depreciation and amortization	154,025	8%	96,212	6%	57,813	12%
Impairment of fixed assets	16,369	1%	16,232	1%	137	0%
Total operating expenses	1,843,768	92%	1,119,518	75%	724,250	145%
Operating profit (loss)(1)	167,089	8%	390,800	26%	(223,711)	(45%)
Year ended December 31, 2000
Operating revenue	1,801,342	100%	1,486,545	100%	314,797	100%
Cost of materials and printing	261,249	15%	197,582	13%	63,667	20%
Salaries and personnel costs	556,418	31%	402,956	27%	153,462	49%
Other operating expenses	617,125	34%	441,730	30%	175,395	56%
Depreciation and amortization	62,663	3%	28,808	2%	33,855	11%
Impairment of fixed assets	1,951	0%	1,951	0%	—	0%
Total operating expenses	1,499,406	83%	1,073,027	72%	426,379	135%
Operating profit (loss)(1)	301,936	17%	413,518	28%	(111,582)	35%

(1)
Operating profit (loss) includes gains on disposal of fixed assets and operations.

(2)
The table below reflects the combined information for the period from January 1, 2001 to November 15, 2001 and for the period from November 16, 2001 to December 31, 2001 for both Directories—Norway and

  International Operations. The combined amounts do not purport to be indicative of the actual results for the twelve months period then ended had the Acquisition taken place on January 1, 2001.

	Directories—Norway			International Operations
	January 1, 2001 to November 15, 2001	November 16, 2001 to December 31, 2001	Combined 2001	January 1, 2001 to November 15, 2001	November 16, 2001 to December 31, 2001	Combined 2001
	(in NOK thousands)
Year ended December 31, 2001
Operating revenue	1,435,477	64,495	1,499,972	295,050	205,033	500,083
Cost of materials and printing	134,183	4,873	139,056	82,374	35,706	118,080
Salaries and personnel costs	357,112	38,722	395,834	188,877	92,126	281,003
Other operating expenses	412,573	59,611	472,184	168,151	99,066	267,217
Depreciation and amortization	26,234	69,978	96,212	43,344	14,469	57,813
Impairment of fixed assets	15,572	660	16,232	—	137	137
Total operating expenses	945,674	173,844	1,119,518	482,746	241,504	724,250
Operating profit(1)	500,149	(109,349)	390,800	(187,671)	(36,040)	(223,711)

(1)
Operating profit (loss) includes gain on disposal of fixed assets and operations.

Year ended December 31, 2001 versus year ended December 31, 2002

  Operating revenue

        General.    Consolidated operating revenue increased 1.1% from NOK 2.00 billion in 2001 to NOK 2.02 billion in 2002, due to a 1.8% decrease in International Operations and a 2.1% increase in Directories—Norway.

        Directories—Norway.    Operating revenue from Directories—Norway increased from NOK 1.50 billion in 2001 to NOK 1.53 billion in 2002. Operating revenue in 2002 excludes NOK 36.1 million of revenue deferred prior to the Acquisition by TPG. See Item 5—"Explanation of Key Profit and Loss Account Items—Effect of the Acquisition" for details. After adjusting for this exclusion, there was a 3.6% increase in operating revenue, principally due to an increase in sales of advertising in our Gule Sider directories, which is both price and volume driven. In addition, revenue from TKSMS, a text messaging service introduced in the second half of 2001, and stronger sales of Yellow Pages Internet products contributed to the increased of in operating revenue.

        Sales of listings and advertisements increased 3.5% from NOK 1,442.4 million in 2001 to NOK 1,493.2 million in 2002. The increase was due principally to a 4.2% increase in sales of listings and advertisements in Yellow/White Pages, primarily due to increases in prices, offset in part by a 4.1% decrease in sales of BizKit.

        Sales relating to product lines discontinued in February 2001 (Audiotex and Golfguiden AS) amounted to NOK 0.7 million in 2001 and nil in 2002.

        In 2002, compared with 2001, customer credits associated with print listings and advertisements decreased 12.5% from NOK 70.2 million to NOK 61.4 million, as a result of a decrease in complaints. The decrease in customer credits in 2002 compared with 2001 is mainly attributable the successful implementation and second and third time use of the DSMP system for our directories.

        Increases in sales of our Norwegian directories listings and advertisements in 2002 and decreases in customer credits in 2002 were offset in part by decreases in fees of 7.2% received from Telenor ASA for the distribution by us of the Telefonkatalogen directories on their behalf. These distribution fees decreased from NOK 62.9 million in 2001 to NOK 58.3 million in 2002. Revenue increases were also offset by a reduction in new subscribers. In addition, sales of directories to third parties decreased 21.1% from NOK 11.0 million in 2001 to NOK 8.7 million in 2002 due to a decrease in the number of companies who purchase full sets of our printed directories. The Group did not actively sell directories to third parties.

        International Operations.    Operating revenue from International Operations decreased from NOK 500.1 million in 2001 to NOK 491.2 million in 2002. Operating revenue in Western Europe was negatively impacted by the closing of our Spanish operation during 2002, which reduced revenue by NOK 49.1 million compared to 2001. This was offset by additional growth in revenue from the French operations in 2002 compared with 2001 reflecting a contribution of full year revenue in 2002 of companies acquired during the year 2001 of NOK 34.6 million, as well as organic growth overall. Growth in our Eastern European operations was 4.5%, representing an increase from NOK 125.1 million in 2001 to NOK 130.8 million in 2002. This increase was due primarily to the inclusion of new directories and positive market development, particularly in Russia, offset in party by currency fluctuations given the strong Norwegian Kronor. In our Central European operations we had a decline of revenue due to a more competitive market and the adverse effect of currency exchange rates. Operating revenue from our operations in Poland and France represented approximately 19.6% and 29.5%, respectively, of operating revenue from International Operations in 2002.

  Gains or losses on disposal of fixed assets and operations

        We recorded NOK 0.4 million of gains on disposal of fixed assets and operations in 2002 related to various fixed assets, compared to NOK 10.8 million in 2001. Gains on disposal of fixed assets and operations recorded in 2001 included NOK 5.4 million related principally to the sale of the Audiotex business to Telenor ASA and NOK 3.2 million related to the disposal of Golfguiden AS to a to third party.

  Cost of materials and printing

        General.    Consolidated cost of materials and printing decreased 16.2% from NOK 257.1 million in 2001 to NOK 215.3 million in 2002 and, as a percentage of consolidated operating revenue, from 12.9% in 2001 to 10.6% in 2002. Changes in cost of materials and printing in 2002 compared with 2001 principally accounted for a decrease of 13.4% and 19.6% in cost of materials and printing in Directories—Norway and International Operations, respectively.

        Directories—Norway.    Cost of materials and printing attributable to Directories—Norway decreased from NOK 139.1 million (or 9.3% of operating revenue) in 2001 to NOK 120.4 million in 2002 (or 7.9% of operating revenue). In 2002 compared to 2001, printing costs decreased 13.8% from NOK 63.0 million to NOK 54.3 million and paper costs decreased 17.8% from NOK 64.1 million to NOK 52.7 million. In 2002, we continued to experience a reduction in printing costs as a result of our printing agreement with Mohndruck Graphische Betriebe, which took effect with the 2001 generation of directories. In addition, we have achieved lower printing requirements driven primarily by more cost-effective directory layouts with respect to the Gule Sider and Telefonkatalogen directories and more selective distribution of directories in certain areas. The decrease in paper costs was principally related to the Gule Sider and Telefonkatalogen directories, reflecting our more selective distribution method, more cost-effective directory layouts and our transition from purchasing yellow, pink and blue paper to purchasing less expensive white paper which we then color internally at a reduced cost.

        International Operations.    Cost of materials and printing in International Operations decreased from NOK 118.1 million (or 23.6% of operating revenue) in 2001 to NOK 94.9 million (or 19.3% of operating revenue) in 2002. The decrease is primarily due to a reduction in the number of directories printed due to the closure of our Spanish operations during 2002 and an increase in online revenue compared to last year, which contributed to reduced usage of paper and print materials as a percentage of revenue.

  Salaries and personnel costs

        General.    Consolidated salaries and personnel costs decreased 3.8% from NOK 676.8 million in 2001 to NOK 651.2 million in 2002, due to a 10.4% decrease in International Operations partially offset by a 0.9% increase in Directories—Norway.

        Directories—Norway.    Salaries and personnel costs in Directories—Norway increased nominally from NOK 395.8 million in 2001 to NOK 399.4 million in 2002, reflecting salary increases partially offset by reductions due to the discontinuation of the New Media operations in the last quarter of 2001. The number of employees remained relatively constant during 2002.

        International Operations.    Salaries and personnel costs in International Operations decreased from NOK 281.0 million in 2001 to NOK 251.8 million 2002. This decrease reflects the closure of our Spanish operations in 2002, driving approximately NOK 48.4 million in cost reduction, which was partially offset by a cost increase from businesses acquired during 2001.

  Other operating expenses

        General.    Other operating expenses increased 6.7% from NOK 739.4 million in 2001 to NOK 788.9 million in 2002, due to a 22.0% increase in Directories—Norway offset by a 20.4% decrease in International Operations.

        Directories—Norway.    Other operating expenses in Directories—Norway increased 22.0% from NOK 472.2 million in 2001 to NOK 576.1 million in 2002. NOK 150.9 million of the increase in other operating expenses relates to an increase in the carrying amount to fair value of directories in progress as part of the purchase price allocation for the Acquisition. The increase in carrying amount was a result of anticipated profit margin on costs already incurred and capitalized. As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense than if the purchase price allocation had not been performed. Other expenses decreased, primarily driven by management fees paid to Telenor of NOK 21.0 million in 2001 that were not charged in 2002, as well as a reduction of bad debt charges from NOK 39.1 million in 2001 to NOK 29.7 million in 2002, and consultants costs related to new media that were not incurred in 2002.

        International Operations.    Other operating expenses in International Operations decreased 20.4% from NOK 267.2 million in 2001 to NOK 212.8 million in 2002, and decreased as a proportion of revenue from 53.4% of operating revenue in 2001 to 43.3% of operating revenue in 2002. The decrease in the amount of other operating expenses was due primarily to the closing of our Spanish operations, which had a contribution margin significantly less than the other international subsidiaries.

  Depreciation and amortization

        Depreciation and amortization increased from NOK 154.0 million in 2001 to NOK 627.0 million in 2002, reflecting an increase in depreciation and amortization in Directories—Norway from NOK 96.2 million to NOK 539.3 million in 2002, and an increase in depreciation and amortization in International Operations from NOK 57.8 million to NOK 87.8 million, in each case principally due to amortization of goodwill and other intangible assets recognized in connection with the Acquisition.

  Impairment of fixed assets

        In 2002, we recorded NOK 0.8 million in impairment of fixed assets. We recorded impairment of fixed assets of NOK 16.4 million in 2001. The charge for impairment of fixed assets in 2001 included NOK 10.1 million representing a write-off of assets purchased from Nextra, a joint venture with Telenor ASA intended to explore new businesses, and NOK 5.5 million representing a write-off of internally developed software relating to the discontinuation of new media initiatives.

  Impairment of goodwill

        The company has considered a decrease in the forecasted profitability of country reporting units within the International reporting segment as an indication of impairment. These decreases in forecasted profitability are due primarily to changes in business prospects as well as changing market conditions. Based on the indications of impairment, the Company has completed an impairment test as described under the summary of significant accounting principles section. As a result, we recorded an impairment of goodwill of NOK 295 million primarily related to international operations acquired in connection with the Acquisition.

  Operating profit

        General.    Operating profit decreased from NOK 167.1 million in 2001 to an operating loss of NOK 558.6 million in 2002,reflecting a 103.1% increase in the operating loss of International Operations, and a 126.7% decrease in operating profit from Directories—Norway.

        Directories—Norway.    Operating profit from Directories—Norway decreased from NOK 390.8 million in 2001 to an operating loss of NOK 104.3 million in 2002, due principally to an increase in other operating expenses and depreciation and amortization, which was only partially offset by an increase in operating revenue.

        International Operations.    The operating loss of International Operations increased to NOK 454.3 million in 2002 from NOK 223.7 million in 2001, principally due to decreased revenues after closure of our Spanish operations, increased amortization of goodwill and other intangibles and impairment of goodwill which were offset by increased revenues from subsidiaries acquired during 2001.

  Income from associated companies

        We recorded income from associated companies of NOK 5.2 million in 2002 compared with net loss of NOK 10.5 million in 2001. The income is from DM—Huset AS, a Norwegian supplier of databases containing business and consumer addresses. The net loss in 2001 is primarily related to a write off of investments in Cobuilder AS and Golf Step ASA.

  Financial income

        Financial income increased from NOK 31.6 million in 2001 to NOK 155.1 million in 2002, principally due to the strengthening of the Norwegian Kroner against the euro, resulting in unrealized foreign currency gains on the senior notes and the subordinated deferred interest notes, both of which are denominated in euro.

  Financial expenses

        Financial expenses increased from NOK 118.7 million in 2001 NOK 610.1 million in 2002, principally due to interest charges on the financings incurred in connection with the Acquisition. See Acquisition Financing Section for a description of these financings.

  Tax expenses

        Tax expenses were NOK 129.8 million during the predecessor period from January 1, 2001 to November 15, 2001. Our effective tax rate was 39.0% during the predecessor period. During the successor period from November 16, 2001 to December 31, 2001 and the year 2002, we recorded deferred tax benefits of NOK 61.8 million and 158.6 million, respectively. Our effective tax rate was 15.7% in 2002 as compared to 23.4% during the successor period in 2001. Tax expense in the successor periods is influenced by permanent differences for goodwill amortization, subsequent to the Acquisition.

  Net income (loss)

        Consolidated net loss was NOK 849.0 million in 2002 compared with consolidated net income of NOK 0.7 million in 2001 as a result of increased financial expenses and amortization and impairment of goodwill. Net income generated by Directories—Norway decreased from NOK 231.4 million in 2001 to a net loss of NOK 435.7 million in 2002, driven by financing costs and amortization of goodwill. The net loss of International Operations increased from NOK 230.7 million in 2001 to NOK 468.7 million in 2002, due primarily to the impairment and amortization of goodwill.

Year ended December 31, 2000 versus year ended December 31, 2001

  Operating revenue

        General.    Consolidated operating revenue increased 11.1% from NOK 1.80 billion in 2000 to NOK 2.00 billion in 2001, due to a 58.9% increase in International Operations and a 0.9% increase in Directories—Norway.

        Directories—Norway.    Operating revenue from Directories—Norway increased from NOK 1.49 billion in 2000 to NOK 1.50 billion in 2001, principally due to an increase in sales of listings and, to a lesser extent, sales of advertising in our principal Norwegian directories (Gule Sider, Telefonkatalogen, Ditt Distrikt and BizKit). The increase in sales of listings attributable to these directories was driven primarily by increases in the prices we charge for listings in 2001 as compared to 2000.

        Sales of listings increased 6.0% from NOK 472.1 million in 2000 to NOK 500.3 million in 2001. The increase was attributable principally to Gule Sider (Yellow Pages) and Telefonkatalogen. Sales of advertisements in our directories increased 1.8% from NOK 831.2 million in 2000 to NOK 846.0 million in 2001. The slight increase was due principally to a 12.8% increase in sales of Ditt Distrikt, offset in part by a 7.4% decrease in sales of BizKit.

        Sales relating to product lines discontinued in February 2001 (Audiotex and Golfguiden AS) amounted to NOK 8.9 million in 2000 and NOK 0.7 million in 2001.

        In 2001 compared with 2000, customer credits associated with print listings and advertisements decreased 13.8% from NOK 81.4 million to NOK 70.2 million, as a result of a decrease in complaints. The high rate of errors in 2000 (and 1999) was generally related to the printing of the first generation of directories after the implementation of the DSMP system. The decrease in customer credits in 2001 compared with 2000 reflected the fact that by 2001, almost all of our directories had been printed at least once under the DSMP system.

        Increases in sales of our Norwegian directories listings and advertisements in 2001 and decreases in customer credits in 2001 were offset in part by decreases in fees received from Telenor ASA for the distribution by us of the Telefonkatalogen directories on their behalf of 19.4% from NOK 77.9 million in 2000 to NOK 62.9 million in 2001 due to a reduction in directories distributed in the Oslo/Akershus region, and by a decrease in the sales of directories to third parties of 32% from NOK 15.3 million to NOK 10.5 million due to a decrease in the number of companies who purchase full sets of our printed directories.

        International Operations.    Operating revenue from International Operations increased from NOK 314.8 million in 2000 to NOK 500.1 million in 2001. Growth in International Operations revenue in 2001 compared with 2000 principally reflected a contribution to revenue of companies acquired throughout the years 2000 and 2001 of NOK 114.5 million and NOK 47.4 million, respectively. The remainder of the revenue growth is attributable to companies acquired prior to 2000, primarily in Lithuania. Operating revenue from our operations in Poland and France represented approximately 23.3% and 22.8% of operating revenue from International Operations in 2001, respectively.

  Gains or losses on disposal of fixed assets and operations

        We recorded NOK 10.8 million of gains on disposal of fixed assets and operations in 2001. Gains on disposal of fixed assets recorded in 2001 included NOK 5.4 million related principally to the sale of the Audiotex business to Telenor ASA and NOK 3.2 million related to the disposal of Golfguiden AS to a to third party. We recorded no material gains or losses on disposal of fixed assets in 2000.

  Cost of materials and printing

        General.    Consolidated cost of materials and printing decreased 1.6% from NOK 261.2 million in 2000 to NOK 257.1 million in 2001 and, as a percentage of consolidated operating revenue, from 14.5% in 2000 to 12.9% in 2001. Changes in cost of materials and printing in 2001 compared with 2000 principally reflected a 29.6% decrease in cost of materials and printing in Directories—Norway, which more than offset a 85.5% increase in cost of materials and printing in International Operations.

        Directories—Norway.    Cost of materials and printing attributable to Directories—Norway decreased from NOK 197.6 million (or 13.3% of operating revenue) in 2000 to NOK 139.1 million (or 9.3% of operating revenue) in 2001. In 2001 compared to 2000, printing costs decreased 35% from NOK 96.9 million to NOK 63.0 million and paper costs decreased 20% from NOK 81.2 million to NOK 64.1 million. The reduction in printing costs was due to both lower printing rates under our new printing contract with Mohndruck Graphische Betriebe, which took effect with the 2001 generation of directories, and lower printing requirements reflecting more cost-effective directories layouts with respect to the Gule Sider and Telefonkatalogen directories and more selective distribution of directories in certain areas. The decrease in paper costs was principally related to the Gule Sider and Telefonkatalogen directories, also reflecting our more selective distribution method, more cost-effective directories layouts and our transition from purchasing yellow, pink and blue paper to purchasing white paper which we then color internally.

        International Operations.    Cost of materials and printing in International Operations increased from NOK 63.7 million (or 20.2% of operating revenue) in 2000 to NOK 118.1 million (or 23.6% of operating revenue) in 2001. The increase in cost of materials and printing as a percentage of revenue reflected the fact that many of our international subsidiaries acquired in 2000 and 2001 are at an early development stage resulting in limited distribution of directories, fewer advertising customers and lower economies of scale. In particular, our Spanish, Finnish and Lithuanian operations experienced comparatively higher cost of materials and printing as a proportion of revenue as they published a relatively high number of directories which are new entrants to their respective marketplaces.

  Salaries and personnel costs

        General.    Consolidated salaries and personnel costs increased 21.6% from NOK 556.4 million in 2000 to NOK 676.8 million in 2001, reflecting a 83.1% increase in International Operations offset slightly by a 1.8% decrease in Directories-Norway.

        Directories—Norway.    Salaries and personnel costs in Directories—Norway decreased from NOK 403.0 million in 2000 to NOK 395.8 million in 2001, primarily due to the termination of 20 staff in production, in addition to lower incentive payments to the sales force reflecting slower growth in sales and a reduction in overtime costs, offset in part by expenditures in related to the discontinuation of our New Media operations, amounting to NOK 3.2 million.

        International Operations.    Salaries and personnel costs in International Operations increased from NOK 153.5 million in 2000 to NOK 281.0 million in 2001. Approximately NOK 90.8 million of this increase was due to the salaries and personnel costs of businesses acquired in 2000 and 2001 and NOK 36.7 million of the increase was due to the build-up of the sales force in our pre-existing International Operations. The increase also reflected in part the higher commissions we pay for new advertisers who represent a large part of our customer base in International Operations.

  Other operating expenses

        General.    Other operating expenses increased 19.8% from NOK 617.1 million in 2000 to NOK 739.4 million in 2001, due to a 52.4% increase in International Operations, and a 6.9% increase in Directories—Norway.

        Directories—Norway.    Other operating expenses in Directories—Norway increased 6.9% from NOK 441.7 million in 2000 to NOK 472.2 million in 2001. NOK 17.0 million of the increase in other operating expenses relates to an increase in the carrying value of directories in progress in connection with the Acquisition. The carrying value of directories in progress was increased as a result of the allocation to it of a portion of the purchase price representing the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date. As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense. In addition, there was a NOK 11.0 million increase in marketing and advertising expenses, due to an increase in advertising expenditures related to our internet products and an increase in television advertising, and a NOK 6.8 million increase in bad debt expenses primarily resulting from our write down of a greater percentage of our receivables due to an increase in the average age of our receivables.

        International Operations.    Other operating expenses in International Operations increased 52.4% from NOK 175.4 million in 2000 to NOK 267.2 million in 2001, but decreased as a proportion of revenue from 55.7% of operating revenue in 2000 to 53.4% of operating revenue in 2001. The increase in the amount of other operating expenses was due primarily to companies acquired in 2000 and 2001. In addition, NOK 32.9 million of the increase in other operating expenses relates to an increase in the carrying value of directories in progress in connection with the Acquisition, which is described above.

  Depreciation and amortization

        Depreciation and amortization increased from NOK 62.7 million in 2000 to NOK 154.0 million in 2001, reflecting an increase in depreciation and amortization in Directories—Norway from NOK 28.8 million to NOK 96.2 million, and an increase in depreciation and amortization in International Operations from NOK 33.9 million to NOK 57.8 million, in each case principally due to additional amortization associated with NOK 3.27 billion goodwill and NOK 2.40 billion of other intangible assets recognized in connection with the allocation of the purchase price paid pursuant to the Acquisition.

  Impairment of fixed assets

        We recorded impairment of fixed assets of NOK 16.4 million in 2001. The charge for impairment of fixed assets in 2001 included NOK 10.1 million representing a write-off of assets purchased from the Nextra joint venture and NOK 5.5 million representing a write-off of internally developed software relating to the discontinuation of new media initiatives. We recorded no charge for impairment of fixed assets in 2000.

  Operating profit

        General.    Operating profit decreased 44.7% from NOK 301.9 million in 2000 to NOK 167.1 million in 2001, reflecting a two-fold increase in the operating loss of International Operations, and a 5.5% decrease in operating profit from Directories—Norway.

        Directories—Norway.    Operating profit from Directories—Norway decreased from NOK 413.5 million in 2000 to NOK 390.8 million in 2001, due principally to an increase in other operating expenses and depreciation and amortization, which was only partially offset by an increase in operating revenue.

        International Operations.    The operating loss of International Operations increased to NOK 223.7 million in 2001 from NOK 111.6 million in 2000.

  Income from associated companies

        We recorded a loss from associated companies of NOK 10.5 million in 2001 compared with net income of NOK 3.6 million in 2000 principally due to a NOK 7.5 million write off of our investment in Cobuilder AS, a Norwegian on-line service provider acquired in 2001, a NOK 1.5 million share of the loss of Golf Step ASA and subsequently a NOK 6.6 million write off of our investment in Golf Step ASA, offset in part by income of NOK 5.1 million from DM-Huset AS, a Norwegian supplier of databases of business and consumer addresses.

  Financial income

        Financial income decreased from NOK 43.3 million in 2000 to NOK 31.6 million in 2001, principally reflecting a decrease in income of 19.2% attributable to a decrease in interest income on deposits with Telenor ASA, part of which we used to pay a group contribution to Telenor ASA in May 2001.

  Financial expenses

        Financial expenses increased from NOK 10.2 million in 2000 to NOK 118.7 million in 2001, principally due to interest charges on the Financings incurred to effect the Acquisition and financing fees incurred in relation to the Financings. See Acquisition Financing Section.

  Tax expenses

        Tax expenses were NOK 118.7 million in 2000 and NOK 129.8 million during the predecessor period in 2001. Our effective tax rate was 35.1% in 2000 as compared to 39.0% during the predecessor period. During the successor period, we recorded deferred tax assets of NOK 61.8 million.

  Net income

        Consolidated net income was NOK 0.7 million in 2001 compared with consolidated net income of NOK 219.9 million in 2000, as a result of the factors described above. Net income generated by Directories—Norway decreased 30.4% from NOK 332.6 million in 2000 to NOK 231.4 million in 2001. The net loss of International Operations increased from NOK 112.7 million in 2000 to NOK 230.7 million in 2001.

Liquidity and Capital Resources

  Liquidity and cash flows

        Prior to the Acquisition, our principal source of liquidity was cash flows generated from our operations. Going forward, we plan to continue to fund our business largely from cash flows generated from our operations. Although our cash flow from operations, and therefore our ability to conduct our operations, would be adversely affected by any decrease in the demand for our Directories—Norway products, due to our significant market share and the relative stability in the demand for our products, we do not currently anticipate any such decrease. In addition, we have access to a NOK 400 million revolving credit facility as part of the senior credit facilities, under which no amounts had been drawn as of December 31, 2002. We believe that we have sufficient working capital for our present requirements during the twelve months following December 31, 2002. See "Information Regarding Forward-looking Statements".

        Our net cash inflow from operating activities was NOK 376.4 million, NOK 314.2 million and NOK 285.9 million in 2000, 2001 and 2002, respectively. The decrease in 2002 compared with 2001 is influenced by the considerable increase in income taxes paid in 2002. The decrease in 2001 compared with 2000, is primarily attributable to an increase in cash outflow to fund losses related to our international subsidiaries, offset in part by working capital improvements.

        Net cash inflow (outflow) from investment activities was NOK (89.4) million, NOK (5.24) billion and NOK (114.9) million in 2000, 2001 and 2002, respectively. In 2000, a NOK (89.4) million cash outflow from investment activities was attributable to purchases of tangible and intangible assets of NOK 40.5 million and acquisitions of foreign subsidiaries of NOK 56.8 million, partially offset by proceeds of NOK 7.8 million from the sale of tangible and intangible assets. In 2001, a NOK 5.24 billion cash outflow from investment activities was primarily attributable to a NOK 5.15 billion net cash paid on acquisition of subsidiaries and joint ventures in connection with the Acquisition and the Financings. In 2002, NOK 99.1 million cash outflow was attributable to a payment to Telenor ASA as a working capital adjustment to the purchase price of the Acquisition and other acquisitions in connection with our international operations. We have budgeted a total of approximately NOK 60 million for capital expenditures in the 2003 financial year. Our planned capital expenditures reflect planned expenditures of NOK 45 million on the part of Directories—Norway and NOK 15 million on the part of our International Operations, in each case related primarily to the replacement of information technology systems and office equipment.

        Net cash outflow from financing activities was NOK 247.5 million, NOK 4.89 billion and NOK 55.7 million for 2000, 2001 and 2002 respectively. Cash flow from financing activities for 2002 consisted primarily of principal payment on the senior credit facility of NOK 75 million and a cash inflow of NOK 18.3 million from Findexa III AS, our parent company. Cash inflow from financing activities for 2001 was principally comprised of proceeds from interest-bearing liabilities of NOK 6.00 billion incurred in relation to the Acquisition and the related financings and proceeds of NOK 1.05 billion representing the equity investment made by our indirect parent, Findexa Co-Invest, LLC, in connection with the Acquisition. Cash inflow was offset in part by a NOK 1.11 billion payment of interest-bearing liabilities in connection with the repayment of the subordinated bridging loan with the proceeds of the issuance of the initial notes. In 2000 and 2001 we paid NOK 246.7 million and NOK 941.0 million to Telenor ASA, respectively, for a group contribution.

  Acquisition financing

        To finance the purchase of Telenor Media Holding AS, Findexa II AS incurred indebtedness under the subordinated deferred interest notes, and Findexa I AS incurred indebtedness under the senior credit agreement and the subordinated bridging loan. See note 19 to the audited historical consolidated financial statements included in Item 18 of this Form 20-F.

        The senior credit facilities consist of two Term loan facilities, Term loan A and Term loan B, and a revolving credit facility. Term loan A provides for a loan in the amount of NOK 1,725 million with a final maturity of March 31, 2008. Principal payments on Term loan A are due semi-annually starting on March 31, 2002, and the interest rate of this loan is the sum of the margin, LIBOR and reserve asset costs. The margin of Term loan A will vary between 1.25% and 2.25% based on a margin adjustment mechanism commencing after December 31, 2002. Under this adjustment mechanism, the applicable margins may be reduced or increased based on the total leverage ratio reflected in the financial statements for the twelve-month period ending at the beginning of the accounting quarter during which the determination is made. Interest is payable in arrears at the end of each interest period and, in the case of interest periods of greater than six months, at the end of each period of six months. Term loan B provides for a loan in the amount of NOK 575 million with a final maturity of March 31, 2009. The principal amount outstanding under Term loan B is to be repaid as follows: 47.8% on September 30, 2008, and 52.2% on March 31, 2009. The interest terms and payments are the same as Term loan A except the margin is fixed at 2.75% per annum. The Term loan facilities include certain financial and non-financial covenants, prepayment obligations and prepayment rights. See note 19 to the audited consolidated financial statements included in Item 18 of this Form 20-F.

        The revolving credit facility under the senior credit facilities provides for loans in the amount of NOK 400 million to be used for general corporate purposes. The revolving credit facility has the same terms for maturity, interest periods, interest rate and margin as Term loan A. Loans under the revolving credit facility shall be repaid on the last day of the applicable interest period. No amounts have been drawn on this facility as of date of filing this Form 20-F. The revolving credit facility includes certain financial and nonfinancial covenants, prepayment obligations and prepayment rights. See footnote 19 to the audited consolidated financial statements.

        The subordinated bridging loan provided proceeds of NOK 1,110 million, which were used, together with other funds, to finance the Acquisition. We have repaid all amounts outstanding on this loan with the proceeds of the initial offering.

        The subordinated deferred interest notes were issued in the aggregate amount of €27.5 million. These notes will mature on June 1, 2012, and provide for no principal payments prior to the maturity date. The subordinated deferred interest notes have an interest rate of 14.5%. There will be no periodic interest payments, and interest on the principal amount will accrue on a daily basis and will be compounded semi-annually on a bond equivalent basis, until the first interest payment date on which our Consolidated Interest Coverage Ratio (as defined in the note purchase agreement, which is substantially similar to the same definition in the indenture relating to the notes) is 2.0 to 1.0. Thereafter we will pay cash interest semi-annually on June 1 and December 1 of each year on the sum of the principal amount of the subordinated deferred interest notes and all accrued interest. The subordinated deferred interest notes include certain restrictive covenants, mandatory redemption obligations and optional redemption rights. See note 19 to the audited consolidated financial statements included in Item 18 of this Form 20-F.

        We expect that any significant acquisitions or other significant expenditures, including those related to the development of our on-line services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt or equity securities.

  Contractual obligations

        We are obligated to make future payments under various contracts we have entered into, including interest and principal amounts under the senior credit facilities, the subordinated deferred interest notes and the notes, and payment amounts pursuant to printing and distribution contractual agreements and lease agreements for office space. The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due in:
	2003	2004	2005	2006	After 2006
	(in NOK millions)
Interest-bearing debt(1)	168.3	235.3	300.0	325.0	3,917.8
Operating leases	42.3	29.6	28.6	28.8	45.3
Purchase obligations(2)	189.6	135.6	127.4	15.8	16.3

Total	400.2	400.5	456.0	369.6	3,979.4

(1)
Interest-bearing debt includes amounts due under the senior credit facilities, the subordinated deferred interest notes, the shareholder loans and the initial notes. See note 19 to the audited consolidated financial statements included in Item 18 of this Form 20-F.

(2)
We have long-term contracts for the outsourcing of the printing of our directories. See Item 4. Information on the Company, "Publishing and Production of Norwegian Printed Directories—Production Process and Printing." We have entered into four-year paper supply contracts with certain parties. See Item 4—"Business—Products and Services—Publishing and Production of Norwegian Printed Directories—Paper Supplies." We also have commitments related to the outsourcing of certain information technology functions.

  Off-balance sheet arrangements

        We have certain off-balance sheet arrangements and commercial commitments primarily in the form of guarantees. As of December 31, 2002, one of our joint ventures, PKT, had a credit facility of Polish Zloty 20 million. We have guaranteed NOK 10.4 million related to the credit facility.

        In addition, as required by local regulation, we are required to guarantee taxes withheld from employees for up to one year. Below is a summary of the off-balance sheet arrangement referred to above as of December 31, 2002.

Total amounts committed
(in NOK millions)
Guarantee on behalf of joint venture	10.4
Guarantee of taxes withheld from employees	23.0

Total guarantees	33.4

Inflation

        We believe that the impact of inflation was not material to our net sales or income from operations in the three years ended December 31, 2002.

Research and development, patents and licenses, etc.

        Development activities relate mainly to new products and enhancements of the existing products. Development costs expensed within other operating expenses totaled NOK 6.0 million, NOK

6.5 million, NOK 0.9 million and NOK 3.8 million for 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001 and 2002, respectively.

Trend information

        In our Norwegian operations, we have experienced significant growth in operating revenue and operating profit in recent years as we were increasing our penetration of our home market. The Norwegian market for classified advertising directories is now well-developed, and we anticipate limited growth in total customer numbers in Norway. Accordingly, we anticipate that growth in operating revenue and operating profit in our Norwegian operations will not continue at the same rate as we have experienced in recent years.

        Furthermore spending on classified advertising directories will to some extent fluctuate with general spending on advertising in the Norwegian market. These fluctuations may negatively affect future growth in operating revenue and operating profit.

Recent accounting pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged. We adopted SFAS 143 on January 1, 2003 and do not anticipate that the adoption of SFAS 143 will have a material impact on our consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections ("SFAS 145"). The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002, although early application of the Statement related to the rescission of SFAS 4 is encouraged. The adoption is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.

Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Group has determined there is no impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows. To the extent we have restructurings in the future, SFAS 146 may impact our financial position, results of operations and cash flows.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognized an initial liability at fair value, or market value, of the obligations it assumes under that guarantee and must disclose that on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of periods ending after December 15, 2002. The Group has determined there is no impact of adoption of FIN No. 45 on our consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after the date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. We have determined there is no impact of the adoption of FIN No. 46 on our consolidated results of operations, financial position, or cash flows.

        In January 2003, the FASB issued Emerging Issues Task Force 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 establishes an accounting model for revenue arrangements with multiple deliverables including (1) how to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting, (2) if an arrangement consists of more than one unit of accounting, how the arrangement consideration should be allocated among the separate units of accounting (3) what effect, if any, certain customer rights due to vendor nonperformance have on measurement of arrangement consideration and/or the allocation of consideration to the delivered unit(s) of accounting, (4) how to account for certain direct costs for specific deliverables, (5) the impact, if any, of customer cancellation clauses and penalties on the measurement of arrangement consideration, (6) the impact, if any, of consideration that varies as a result of future vendor actions on the measurement and/or allocation of arrangement consideration, and (7) the impact of a vendor's intent not to enforce its contractual rights in the event of customer cancellation on the measurement and/or allocation of arrangement consideration. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have not yet determined what impact, if any, the adoption of EITF 00-21 will have on our consolidated results of operations, financial position or cash flows.

Item 6.    Directors, Senior Management and Employees

Board of Directors and Senior Management

  Directors

        The following table sets forth the name, age and position of each of the members of the board of directors and the managing director of each of Findexa II AS and Findexa I AS. The term of appointment of the current members of the board expires on November 16, 2003.

Name	Age	Position
Stephen Peel	37	Chairman of the Board of Directors
Richard A. Ekleberry	40	Director
Robert Sveen	34	Director
Cornel Riklin	47	Managing Director

        Stephen Peel.    Mr. Peel is a Managing Director of Texas Pacific Group. Prior to joining Texas Pacific Group, Mr. Peel was an Executive Director of Goldman Sachs International in Europe. From 1989 to 1993, he was in the Investment Banking Division of Goldman Sachs in London. From 1994 to 1997 he was in the firm's Principal Investment Area based in London and lately in Frankfurt where he was responsible for the firm's investment activities in the German region. He received his Masters from Cambridge University in the U.K. in 1987. Mr. Peel serves on the boards of Punch Group Limited and Differentis.

        Richard A. Ekleberry.    Mr. Ekleberry is the General Counsel of Texas Pacific Group. Prior to joining Texas Pacific Group in 1993, Mr. Ekleberry was an associate attorney with Kelly, Hart & Hallman, P.C. from 1987 to 1993, where he specialized in private equity funds. Mr. Ekleberry earned his J.D. from the University of Michigan. He received his B.A. degree as a Phi Beta Kappa, magna cum laude graduate of Albion College, where he was a Webster Scholar.

        Robert Sveen.    Mr. Sveen is a partner with the law firm Steenstrup Stordrange DA, where he specializes in corporate finance and mergers and acquisitions. Prior to joining Steenstrup Stordrange in 2000, Mr. Sveen was a senior associate with the law firm BAHR, from 1994 to 2000. He was admitted to the bar in 1995, and has also served as legal assistant to the Judge Advocate General from 1993-1994. Mr. Sveen earned his Cand. Jur. legal degree with Laudabilis from the University of Oslo in 1992.

        Cornel Riklin.    Mr. Riklin is a Managing Director of Texas Pacific Group. Prior to joining Texas Pacific Group in 1999, Mr. Riklin was at Trinity Mirror Plc, the U.K.'s largest newspaper company. At Trinity Mirror he was Group Managing Director in charge of the Regional Newspapers, New Media and Group Operations divisions. Before Mr. Riklin was CEO of Borthwicks Plc, a food manufacturing company in the U.K., and worked for Bain & Company in London and San Francisco. Mr. Riklin has worked extensively in the U.S., U.K., Continental Europe, Australia and New Zealand and received his MBA in 1982 from Harvard Business School. He serves as Director of Punch Group Limited.

  Senior Management

        The following table sets forth the name, age and position of each of the members of our key managers:

Name	Age	Position
Peter Darpö	57	President and Chief Executive Officer
Erik Dahl	45	Chief Financial Officer
Wenche Holen	38	Executive Vice President, Norwegian Operations
Magnus Sonnorp	36	Executive Vice President, International Operations

        Peter Darpö.    Mr. Darpö has held the position of President and Chief Executive Officer of Telenor Media, now Findexa AS, for the past five years. Mr. Darpö joined Telenor Media in 1994 and was the Division Head responsible for directory operations, prior to being in his present position, having joined Telenor Media in 1995. Prior to joining Telenor Media, Mr. Darpö was at ITT World Directories for 14 years, in sales and general management positions in Sweden, Puerto Rico and the Netherlands. Mr. Darpö holds a B.A. from the Gotenburg Business School in Sweden.

        Erik Dahl.    Mr. Dahl assumed the position of Chief Financial Officer of Findexa AS in January 2002. Mr. Dahl was the Chief Financial Officer of Jobline International AB, a pan-European internet recruitment company, from 2000 to 2001. Prior to such time, Mr. Dahl was the Chief Financial Officer at Verdugt BV, a private equity funded salt company based in The Netherlands. From 1988-1999, Mr. Dahl held various finance and treasury positions within AT&T and NCR in Europe, most recently as Treasury Director for NCR Europe, Middle East and Africa. Mr. Dahl has a B.A. from the Norwegian School of Economics and Business Administration, Bergen.

        Wenche Holen.    Ms. Holen has been Executive Vice President of Norwegian Operations of Telenor Media, now Findexa AS, for the past four years. Ms. Holen has been with Telenor Media for eight years in total, and was previously the Head of Marketing and director for New Media.

        Magnus Sonnorp.    Mr. Sonnorp joined Findexa AS as Executive Vice President of International Operations in January 2003, having worked as a consultant for the company since August 2002. Prior to joining Findexa, Mr. Sonnorp spent three years in various line management and portfolio management functions for Security Capital (UK) Management, a private equity fund. From 1992 to 1997, Mr. Sonnorp was a management consultant with Accenture. Mr. Sonnorp holds a M.B.A. from INSEAD, France and a M.Sc from the Stockholm School of Economics.

        Jesper Simonsen left the position of Excecutive Vice President, International Operations on May 31, 2002.

        Each of our key managers is directly employed by Findexa Group AS, a wholly owned subsidiary of Findexa I AS. We retain the services of these members of management pursuant to an agreement with Findexa Group AS. Findexa Group AS does not conduct any other activities.

Corporate Governance

Shareholders' meetings

        We are required to hold an annual general shareholders' meeting within six months of the end of each fiscal year. The board of directors may also convene an extraordinary general meeting whenever it deems necessary. A simple majority of the votes cast at the meeting is usually required to approve a shareholders resolution. There are no quorum requirements. However, certain resolutions require a qualified majority or the approval of all shareholders.

Board of directors

        The members of the board of directors are elected by the general shareholders' meeting. The board of directors represents the company and has the authority to bind the company. The compensation for board members is determined by the general shareholders' meeting. Our board of directors must be composed of a minimum of three and a maximum of six members and currently has three members. The board generally elects a chairman, who may not be the managing director. Board members serve for a term of two years. Under certain circumstances, a board member may retire before the end of his term. Board members, except for the members elected by the employees, may also be removed from the board of directors by the general shareholders' meeting. At least half of our board members must reside in Norway or in a member state of the European Economic Area of which the director is a citizen. There must be at least one board meeting each year. The presence in person of more than half of the members of the board of directors is required for a quorum. All board members must be given proper notice of the meeting. The board of directors may approve a resolution either at a meeting or, if the Chairman of the board of directors determines that these procedures are appropriate, in a telephone conference or in writing (except for the approval of the annual accounts and the annual report). Board resolutions require a simple majority of votes. Board members have one vote each. In the event of a parity of votes, the Chairman of the board has a casting vote. The managing director usually prepares the matters which are to be discussed by the board of directors in consultation with the chairman of the board of directors. The board of directors, however, has an independent duty to ensure that all issues that require the attention of the board of directors are dealt with in a proper manner. Norwegian law provides for the representation of employees on the board of directors of companies having more than 30 employees. We currently have no board members elected by the employees in accordance with these provisions, but the board of directors of our subsidiary, Findexa AS, has three members elected by the employees.

Managing director

        The managing director is appointed by the board of directors and has full executive authority to manage the affairs of the Company in the ordinary course of business, subject to any restrictions or directions imposed by the board of directors. The managing director's authority does not include matters which are of an extraordinary nature or of major importance. The managing director must ensure that the accounts of the company are maintained in accordance with Norwegian legislation and regulations and that the assets of the company are managed soundly. The managing director must reside in Norway or in a member state of the European Economic Area of which he is a citizen but may be granted an exemption from this requirement.

Compensation

        In 2002, the aggregate compensation (including salaries, bonuses, pension payments and other amounts) paid by us to our senior management was approximately NOK 11.7 million. We do not pay compensation to the members of our board of directors.

        The total salary of our chief executive officer, Peter Darpö, in 2002 was NOK 2,200 thousand. In addition, Findexa paid pension premiums of NOK 2,053 thousand and Mr. Darpö received bonuses totaling NOK 805 thousand and other remuneration of NOK 402 thousand for the year 2002.

        The members of our senior management have annual bonus schemes up to an amount corresponding to twelve months' salary. The bonus scheme is based on our results from operations and achievement of other specific targets within each business unit.

        None of our directors or members of senior management received compensation in the form of stock options in 2002.

Service Contracts

        The employment agreements for our senior management were revised in December 2001. Under these new agreements the members of our senior management have the right to receive salary for nine months beyond the agreed period of notice of six months if we terminate their employment. The chief executive officer has the right to receive salary for fifteen months beyond the agreed period of notice of six months if we terminate his employment. Both we and the members of our senior management have the right to terminate the employment with a six month period of notice.

        Our chief executive officer has a voluntary right to retire at the age of 62 years with a supplementary pension, making his pension 66% of his salary at the retirement date. If we terminate the employment of our chief executive officer, he will have the right to receive the same fully funded pension benefits from the age of 62 years.

        None of the members of our board of directors have a service contract with us that provides for benefits upon termination of employment.

Employees

        As of December 31, 2002, we employed 3,212 people worldwide, including 913 people who we employ in connection with the Norwegian directories in Norway. As of December 31, 2001, we employed 3,096 people worldwide, including 917 people who we employed in connection with the Norwegian directories in Norway. As of December 31, 2000, we employed 2,991 people worldwide, including 991 people who we employed in connection with the Norwegian directories in Norway. We consider relations with our employees to be good.

        The following table reflects the breakdown by employment status with respect to our Norwegian directories as at December 31, 2002:

Sales	595
Marketing	30
Production	124
Database	53
Customer Service Center	44
Corporate Functions	67

        Some of our Norwegian employees are represented by two labor unions which collectively represent over 186 employees. Membership is voluntary. We believe that our relationships with the unions of which our employees are members are on good terms.

        In December 2002, the employees of Findexa AS voted wether or not the company should have a corporate assembly. A corporate assembly is a Norwegian corporate body mandatory for companies with more than 200 employees. The employees may however agree not to establish a corporate assembly, in return for increased representation on the board of directors. The result of the vote was that a corporate assembly should not be established, and the employees of Findexa AS will consequently have the right to elect three representatives to the board of directors of Findexa AS. We expect that the employees will during the second quarter of 2003 elect new representatives to the board of directors of Findexa AS as the term for the existing employee representatives has expired.

Share ownership

        As of April 30, 2003, the following members of our senior management held shares of Findexa LLC, our indirect parent, according to the Findexa LLC share purchase plan:

Member	Company	Capital Contribution	Ownership %
		NOK (000's)
Peter Darpö	Findexa LLC	2,869	1.153
Wenche Holen	Findexa LLC	1,910	0.767
Erik Dahl	Findexa LLC	1,910	0.767

        As of April 30, 2003 the following members of our senior management held shares of Findexa IV AS, our indirect parent, that were acquired through the Findexa IV AS stock purchase plan available to all employees:

Member	Company	Capital Contribution	Ownership %
		NOK (000's)
Peter Darpö	Findexa IV AS	26	Less than 0.1
Wenche Holen	Findexa IV AS	8	Less than 0.1

Stock and Option Plans

        In 2002, Findexa LLC, our indirect parent, offered certain members of management the opportunity to purchase up to 5% of the outstanding shares in Findexa LLC. As of December 31, 2002, these members of management purchased 4.2% of the outstanding shares of Findexa LLC at fair market value.

        Findexa IV AS established a stock purchase plan for all employees having been employed for one year to buy units of Findexa IV AS stock at fair value up to 25% of their annual salary. Employees could receive a free unit for every four units purchased up to NOK 6,000 of purchased units. Employees were also given the opportunity to receive twelve free units with no purchase requirement. The purchase date fair value of each unit was NOK 78.917. One unit is comprised of one share of common stock, one share of preferred A stock and one share of preferred B stock of Findexa IV AS. Employees had the opportunity to purchase shares under the plan from April 15, 2002 to April 23, 2002. Compensation cost was recognized for each free share based on the purchase date fair value. During 2002, employees purchased 22,009 units resulting in compensation expense of NOK 675 thousand. Non-interest-bearing loans were given by Findexa AS to finance the employee's purchase of units. At December 31, 2002, the outstanding loan balance was NOK 451 thousand.

        In 2002, Findexa IV AS introduced an option plan, the Option Plan. The Option Plan has been set up to provide certain key employees of Findexa with options awards to purchase units of Findexa IV AS stock that may be exercised only if a change in control or initial public offering occurs. One unit is comprised of one share of common stock, one share of preferred A stock and one share of preferred B stock. Compensation costs will be recorded based on the market price of the shares on the date such event occurs less any amounts that employees are required to pay. No compensation costs will be charged until such event occurs. For the year ended December 31, 2002, 66,339 options were granted under this plan, at an exercise price of NOK 78.917 each, the fair market value on the date of grant. As of December 31, 2002, all of these options were outstanding with a weighted-average exercise price of NOK 78.917. None of these outstanding options were exercisable. Options granted under the Option plan do not expire.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        Findexa Co-Invest LLC, a limited liability company managed by Texas Pacific Group, indirectly beneficially owns 95.8% of our share capital. The remaining portion of our share equity is indirectly beneficially owned by management. To the best of our knowledge, we are not otherwise directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that may result in a change of control of us.

        As at December 31, 2002, 10,582,000 ordinary shares of Findexa II AS were outstanding, all of which were held by Findexa III AS, a limited liability company registered in Norway, and 10,582,000 ordinary shares of Findexa I AS were outstanding, all of which were held by Findexa II AS.

Related Party Transactions

        We and Findexa L.L.C. are in the process of effectuating a reorganization of our international operations. On February 7, 2002, the board of directors of Findexa Holding AS, our subsidiary and the parent company of the international subsidiaries, passed a resolution approving the transfer of the international subsidiaries, through a series of steps, from Findexa Holding AS to an entity outside the group formed by us and our consolidated subsidiaries, but which is to be controlled by Findexa L.L.C., our indirect parent. In order to comply with Norwegian law, which requires that all transactions between related parties be conducted at arms-length, and in order to evaluate the fairness of the planned transfer, we will obtain valuation of the international operations from an independent appraiser prior to transferring them out of the group formed by us and our consolidated subsidiaries. We will use these valuations to determine the purchase price of the international operations. We do not intend to conduct any procedures other than the independent valuations in order to evaluate the fairness of the planned transfer.

        In the past, we have had certain relationships, and entered into certain transactions, with Telenor ASA, our former parent company, and certain of its subsidiaries. Significant related party transactions are described in note 24 of the notes to our audited consolidated financial statements included elsewhere in this annual report. We continue to have agreements with Telenor ASA and certain of its subsidiaries.

        Robert Sveen, a member of our board of directors, is a partner with the law firm Steenstrup Stordrange DA which has in the past and may in the future render legal services to us.

        In 2001, we received: a subordinated shareholder loan from our parent Findexa III AS in the aggregate amount of NOK 1,219 million which accrues interest at a fixed interest rate of 15% per annum compounded semi-annually. These loans mature and cannot be repaid prior to the later of June 1, 2013 or 180 days following repayment of our senior credit facilities. These loans do not amortize or bear cash interest before June 1, 2013.

        During 2002, we received loans totaling NOK 18.3 million outstanding at December 31, 2002 from Findexa III AS, our parent company. The loans have been used to finance the discontinuation of our Spanish operations. The loans bear interest of NOK-NIBOR plus 0.25%. Each loan has a one-year term and has been classified for financial reporting purposes as short-term interest-bearing liabilities.

        During 2002, our operation in Finland, Findexa OY, received loans totaling NOK 2.2 million from the owner of a minority interest of Findexa OY. The loan had a six-month term and was repaid in full in 2002.

        Findexa IV AS, an indirect parent of ours, introduced three stock and options plans that are described in Item 6 of this annual report. All transaction costs relating to these stock and option plans have been charged to Findexa IV, resulting in a receivable of NOK 3.1 million at December 31, 2002.

        Neither we nor any of our subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any other executive office, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

Item 8.    Financial Information

        See Item 18, "Financial Statements" and pages F-1 through F-99.

Legal Proceedings

        In the ordinary course of business, we have been and are involved in various disputes and litigation. While the results of such disputes cannot be predicted with certainty, we do not believe that there are any pending actions, suits or proceedings against or affecting us which, if determined adversely to us, would in our view, individually or in the aggregate, materially harm our business, financial condition or results of operations.

        On June 14, 2002, we filed suit in Oslo District Court against Firma-Katalogen AS, a Norwegian directory publisher company that used the name "Gule Sider" in connection with their marketing and directory/Internet services. We received a favorable judgment from the Oslo District Court on April 11, 2003, with the result that we successfully defended all rights related to this trademark.

Dividends and Dividend Policy

        Neither we, nor our parent or subsidiaries, have ever declared or paid dividends, and we do not intend to pay dividends on any capital stock in the foreseeable future. Any payment of future dividends on any capital stock, and the amounts thereof, will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our board of directors.

Significant Changes

        Other than as disclosed in this annual report, no significant change has occurred since December 31, 2002, the date of our most recent audited financial statements.

Item 9.    The Offer and Listing

        Our 10 1/4% Senior Notes due 2011 are listed on the Luxembourg Stock Exchange.

Item 10.    Additional Information

Memorandum and Articles of Association

        The information with respect to our Articles of Association required pursuant to Item 10B of the Form 20-F is incorporated by reference to our Registration Statement, Registration No. 333-87822 and Registration No. 333-87822-01, filed with the Securities and Exchange Commission on May 6, 2002.

Enforcement of Civil Liabilities

        We are organized under the laws of Norway and all of our assets are located outside the United States. In addition, many of our directors and executive officers reside outside the United States, and many of the assets of such persons are located outside the United States. As a result it may not be possible for investors to effect service of process within the United States upon such persons or to enforce, in U.S. courts or outside the United States, judgments obtained against such persons in jurisdictions outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liabilities provisions of the U.S. securities laws.

        Norway and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments. Accordingly, a final judgment which has been rendered in the United States and is enforceable in the United States, would be enforceable in Norway only on the condition that:

  •
  the parties have agreed in writing to legal venue in the United States;

  •
  the judgment would not be incompatible with public policy or basic principles of Norwegian law;

  •
  no other venue is required pursuant to Norwegian law; and

  •
  the matter in issue is an issue which, pursuant to Norwegian law, the parties may resolve by agreement between themselves.

        We have also been advised by our Norwegian counsel that in original actions, Norwegian courts should as a general rule accept U.S. law as governing law provided this has been agreed in writing between the parties and provided that such law is not incompatible with basic principles of Norwegian law.

Material Contracts

        In November 2001, we entered into four-year paper supply contracts with UPM-Kymmene and Holmen Paper AB which in the aggregate are anticipated to cover all of our paper requirements with respect to the Gule Sider, Telefonkatalogen, Ditt Distrikt and BizKit printed directories through the 2005 generations. These contracts provide that the volume of paper provided will be determined by our actual paper needs in each year.

Exchange Controls

        There are currently no Norwegian laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Norwegian residents or to US holders of our securities, provided a Norwegian authorized exchange bank is used for the transfer.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and file information with the Commission. You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Filings we make electronically are and in the future will be available to the public over the internet at the Commission's web site at http://www.sec.gov.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        In connection with our business operations, we are exposed to foreign exchange rate, interest rate and commodity fluctuations. We believe these financial risks constitute our primary market-related risks.

  Interest rate risk

        We are exposed to interest rate risk mainly through the senior credit facilities which provide for interest to be paid at a variable rate. We could therefore be adversely affected if interest rates were to rise significantly. To manage our floating rate interest exposure we entered into an interest rate swap agreement and an interest rate cap agreement on January 10, 2002 in order to hedge 50% of the term indebtedness under the senior credit facilities. Both the interest rate swap and the interest rate cap took effect from January 31, 2002. The swap matures on March 31, 2005 and at March 31, 2003 had a notional amount of NOK 556.3 million. Under the swap contract we pay 6.6625% fixed interest rate and receive interest based on 6-month NOK-Norwegian Interbank Offered Rate. The fair value of the swap at March 31, 2003 was approximately NOK 14.5 million. The cap matures on March 31, 2005 and at March 31, 2003 had a notional amount of NOK 556.3 million. NOK-Norwegian Interbank Offered Rate interest is currently capped at a maximum rate of 6.6625%, and will be reset on March 31 and September 30 of each year of the agreement. The fair value of the cap at March 31, 2003 was approximately negative NOK 0.2 million. We may increase our interest rate hedges in the future depending on quarterly reviews of our hedging strategy. We do not enter into interest rate derivative instruments for trading or speculative purposes.

        We estimate that if variable interest rates in 2002 had been a full percentage point higher or lower with no change in foreign currency rates then the interest payable with respect to our variable-rate indebtedness in 2002, on a pro forma basis giving effect to the Acquisition and the related financings, would have been NOK 22.6 million higher or lower, respectively, without taking into account our hedging arrangements, and NOK 12.7 million higher or NOK 21.8 million lower, respectively, taking into account hedging arrangements.

  Foreign exchange risk

        We are exposed to two types of risks related to currency exchange rates, translation risk and transaction risk.

        Translation risk occurs when the functional currency of a foreign business' financial statements is converted into our reporting currency, the Norwegian Kroner. All significant cash inflows and outflows associated with our International Operations are demoninated in the local currency of the applicable subsidiary. Because our financial statements are presented in Norwegian Kroner, changes in the exchange rate between the local currencies and the Norwegian Kroner will affect the translation of the results of our International Operations into Norwegian Kroner.

        Transaction risk occurs when we incur expenses which are denominated in a different currency from our revenues. We have various obligations which are denominated in currencies other than the Norwegian Kroner, such as our printing and certain of our paper purchases, our 10 1/4% Senior Notes due 2011 our subordinated deferred interest notes which are each denominated in euro. We could be adversely affected if the value of the euro against the Norwegian Kroner was to rise significantly.

        Approximately 18% of the operating expenses of Directories-Norway in 2002 were denominated in, or exposed to fluctuations in a currency other than the Norwegian Kroner, including approximately 15% which were denominated in, or exposed to fluctuations in euro, but we recorded no significant operating revenue in Norway denominiated in a currency other than the Norwegian Kroner. We estimate that if the value of the euro against the Norwegian Kroner had been 10% higher or lower in

2002, our operating expenses for that year would have been NOK 15.8 million higher or lower, respectively.

        On April 22, 2002, we entered into hedging arrangements to minimize foreign exchange rate risk related to a euro-denominated interest payments our senior notes. We have entered into foreign exchange forwards to minimize foreign currency fluctuations on interest payments for a period of three years to a NOK-Norwegian Interbank Offered spot rate of 7.616%.

        At December 31, 2002, we had NOK 1,259 million of borrowings denominated in euro. We estimate that if the value of the euro against the Norwegian Kroner had been 10% higher or lower in 2002, with no change in variable rates of interest and without taking into account our hedging arrangements, then the pro forma interest, giving effect to the Acquisition and the related financings, payable on the notes and the subordinated deferred interest notes in 2002 would have been NOK 14.4 million higher or lower, respectively.

  Commodity Price Risk

        We are exposed to commodity price risk through our dependence on paper, which is our most important raw material. We have sought to minimize this risk through our sourcing policy and by entering in to agreements which control price fluctuations by their terms. In November 2001, we entered into four-year contracts with two major paper suppliers which we expect will cover all of our paper requirements in relations to our four principal Norwegian directories through the 2005 generation.

        We estimate that if the prices we paid for paper in 2002 had been 10% higher or lower, our operating expenses for that year would have been NOK 5.2 million higher or lower, respectively.

        We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in paper prices.

Item 12.    Description of Securities Other than Equity Securities

        This item is not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 15.    Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rule 13a-14(c) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the date of this annual report. Based upon and as of the date of that evaluation, they concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

        There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements

        See pages F-1 through F-99 of this Form 20-F, included herein.

INDEX TO FINANCIAL STATEMENTS

Introduction to the Consolidated Financial Statements	F-2
FINDEXA II AS
Report of Independent Accountants	F-3
Report of Independent Accountants	F-4

Consolidated Statements of Profit and Loss for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002	F-5
Consolidated Balance Sheets as at December 31, 2001 and 2002	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002	F-7

Consolidated Statements of Shareholder's Equity for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002	F-8
Summary of Significant Accounting Principles	F-9
Notes to the Consolidated Financial Statements	F-15
Schedule 1	F-65
FINDEXA I AS
Report of Independent Accountants	F-74
Report of Independent Accountants	F-75
Consolidated Statements of Loss for the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002	F-76
Consolidated Balance Sheets as at December 31, 2001 and 2002	F-77
Consolidated Statements of Cash Flows for the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002	F-78
Consolidated Statements of Shareholder's Equity for the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002	F-79
Summary of Significant Accounting Principles	F-80
Notes to the Consolidated Financial Statements	F-81

INTRODUCTION TO THE CONSOLIDATED FINANCIAL STATEMENTS

        This introduction should be read in conjunction with the corporate structure chart included on page 35 of this Form 20-F.

        Findexa I AS has provided a senior subordinated guarantee of the Senior Notes. The guarantee is subject to a 150-day waiting period before any obligations become due.

        This Form 20-F includes the consolidated financial statements of Findexa II AS, the issuer of the notes and its consolidated subsidiaries, and Findexa I AS, the guarantor of the notes, and its consolidated subsidiaries.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Findexa II AS:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of profit and loss, of cash flows and of changes in shareholder's equity present fairly, in all material respects, the financial position of Findexa II AS and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001 and the period November 16, 2001 to December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated March 27, 2002.

        Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and the determination of consolidated shareholder's equity at December 31, 2002 to the extent summarized in Note 29 of the consolidated financial statements.

        As discussed above, the financial statements of Findexa II AS and subsidiaries as of December 31, 2001, and for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001 and the period November 16, 2001 to December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 29, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company effective January 1, 2002. In our opinion, these disclosures in Note 29 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the financial statements for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001 and the period November 16, 2001 to December 31, 2001 of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the year ended December 31, 2000, for the period January 1, 2001 to November 15, 2001 and the period November 16, 2001 to December 31, 2001 taken as a whole.

        In addition, in our opinion, the financial statement schedule included on pages F-5 to F-73 as of and for the year ended December 31, 2002, present fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers DA

Oslo, Norway
April 30, 2003

The following report is a copy of a report previously issued by Arthur Andersen & Co. and has not been reissued by Arthur Andersen & Co.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of Findexa II AS:

        We have audited the accompanying consolidated balance sheets of Findexa II AS and its subsidiaries (the "Company") and its predecessor, Findexa AS (formerly known as Telenor Media AS) and its subsidiaries, as of December 31, 1999, 2000 and 2001, and the related consolidated statements of profit and loss, shareholder's equity and cash flow for each of the two years in the period ended December 31, 2000 and for the period from January 1, 2001 to November 15, 2001 (the predecessor periods) and for the period from November 16, 2001 to December 31, 2001 (the successor period), together the "financial statements". These financial statements are the responsibility of the Company's management and have been prepared on the basis set out in Note 1. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its predecessor, Findexa AS (formerly known as Telenor Media AS), as of December 31, 1999, 2000 and 2001, and the related consolidated statements of profit and loss, shareholder's equity and cash flow for each of the two years in the period ended December 31, 2000 and for the period from January 1, 2001 to November 15, 2001 (the predecessor periods) and for the period from November 16, 2001 to December 31, 2001 (the successor period) then ended in conformity with generally accepted accounting principles in Norway.

        Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Norway, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholder's equity to US generally accepted accounting principles is set forth in Note 28.

        Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The Schedule 1 included in the financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen & Co.
Oslo, Norway, March 27, 2002

FINDEXA II AS

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Predecessor		Successor
	Notes	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
		(in NOK thousands)
Operating revenue	2	1,801,342	1,730,527	269,528	2,022,766
Gain on disposal of fixed assets and operations	1	—	10,371	431	394

Total revenue		1,801,342	1,740,898	269,959	2,023,160

Cost of materials and printing	4	261,249	216,557	40,579	215,338
Salaries and personnel costs	5,6	556,418	545,989	130,848	651,217
Other operating expenses	7	617,125	580,724	158,677	788,866
Loss on disposal of fixed assets and operations	1	—	—	—	3,245
Depreciation and amortization	12,13	62,663	69,578	84,447	627,041
Impairment of fixed assets	8,13	1,951	15,572	797	810
Impairment of goodwill	8,12	—	—	—	295,196

Total operating expenses		1,499,406	1,428,420	415,348	2,581,713

Operating profit (loss)		301,936	312,478	(145,389)	(558,553)

Income (loss) from associated companies		3,615	(4,559)	(5,917)	5,241
Financial income	10	43,280	27,990	3,607	155,121
Financial expenses	10	(10,240)	(2,904)	(115,839)	(610,067)

Net financial items		33,040	25,086	(112,232)	(454,946)
Income (loss) before taxes and minority interest		338,591	333,005	(263,538)	(1,008,258)
Tax (expense) benefit	11	(118,699)	(129,823)	61,768	158,557

Income (loss) before minority interest		219,892	203,182	(201,770)	(849,701)
Minority interest	27	—	(994)	304	689

Net income (loss)		219,892	202,188	(201,466)	(849,012)

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

CONSOLIDATED BALANCE SHEETS

		Successor
		At December 31,
	Notes	2001	2002
		(in NOK thousands)
ASSETS
Intangible assets	12	5,986,136	5,157,542
Tangible assets	13	53,208	51,081
Financial assets	14	44,562	44,403

Total fixed assets	2	6,083,906	5,253,026

Inventories and work in progress		74,348	35,387
Current receivables	17	663,624	437,390
Cash and cash equivalents	25	336,492	448,858

Total current assets		1,074,464	921,635

Total assets	2	7,158,370	6,174,661

EQUITY AND LIABILITIES
Equity
Shareholder's equity		850,664	31,621

Total equity		850,664	31,621

Liabilities
Provisions	18	685,500	522,149
Long-term interest-bearing liabilities	19	4,828,348	4,778,085

Total long-term liabilities		5,513,848	5,300,234

Short-term interest-bearing liabilities	19	75,076	168,293
Short-term non-interest-bearing liabilities	20	718,782	674,513

Total short-term liabilities		793,858	842,806

Total equity and liabilities		7,158,370	6,174,661

Guarantees, contingencies, commitments and contractual obligations	21, 22

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor		Successor
		Year ended December 31,	Period January 1, 2001 to November 15,	Period November 16, 2001 to December 31,	Year ended December 31,
	Notes	2000	2001	2001	2002
		(in NOK thousands)
Cash flows from operating activities
Income (loss) before taxes		338,591	333,005	(263,538)	(1,008,258)
Taxes paid		(5,488)	(9,439)	—	(97,828)
Net (gain) loss from sale of fixed assets and operations		—	(10,371)	(431)	2,851
Income from associated companies		(3,615)	4,559	5,917	(5,241)
Depreciation, amortization and impairments of fixed assets and goodwill		65,590	85,150	85,244	923,047
Bad debt expense		57,009	56,349	4,700	57,086
Amortization of debt issuance costs	10	—	—	2,067	15,196
Changes in accounts receivables and prepayments from customers		(86,293)	(45,644)	20,143	104,990
Changes in accounts payable, prepaid expenses and inventory		(17,677)	(146,984)	140,317	140,901
Changes in other accruals		28,283	62,855	(9,744)	153,151

Net cash flows from (used in) operating activities		376,400	329,480	(15,325)	285,895

Cash flows from investing activities
Proceeds from sale of tangible and intangible assets		7,835	6,000	—	12,706
Purchase of tangible and intangible assets		(40,451)	(76,115)	(9,446)	(28,141)
Net cash paid on disposal of subsidiaries and investments	26	—	—	—	(331)
Purchase of other investments		—	(10,520)	—	—
Cash paid on acquisitions of subsidiaries and joint ventures, net of cash received	25	(56,804)	(119,411)	(5,026,386)	(99,124)

Net cash flows from investing activities		(89,420)	(200,046)	(5,035,832)	(114,890)

Cash flows from financing activities
Proceeds from interest-bearing liabilities		—	—	6,004,025	21,734
Payment of debt issuance costs		—	—	(94,054)	—
Payment of interest-bearing liabilities		—	—	(1,110,000)	(77,461)
Proceeds from new equity from shareholder		—	—	1,048,357	—
Payment on long-term liabilities		(798)	(14,783)	(664)	—
Payment of group contribution (dividend to shareholder)		(246,653)	(481,044)	(460,000)	—

Net cash flows from (used in) financing activities		(247,451)	(495,827)	5,387,664	(55,727)

Effect on cash and cash equivalents of changes in foreign exchange rates		1,476	(851)	(15)	(2,912)

Net change in cash and cash equivalents		41,005	(367,244)	336,492	112,366

Cash and cash equivalents at beginning of period		705,021	653,886	—	336,492
Disposal of Teleservice operations at January 1, 2000	26	(92,140)	—	—	—

Cash and cash equivalents at period end		653,886	286,642	336,492	448,858

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

	Notes	Number of Shares(1)	Nominal Amount Per Share	Share Capital	Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit	Minority Interest	Cumulative Translation Adjustment	Total
		(in NOK thousands, except share amounts)
Balance as of December 31, 1999		50,000	1,000	50,000	—	644,885	—	(7,455)	687,430

Demerger of Teleservice operations	26	(3,359)	—	(3,359)	—	(44,125)	—	—	(47,484)
Net income		—	—	—	—	219,892	—	—	219,892
Group contribution(2), net of taxes		—	—	—	—	(295,953)	—	—	(295,953)
Additional group contribution(2)		—	—	—	—	(530,000)	—	—	(530,000)
Translation adjustments for the year		—	—	—	—	—	—	5,366	5,366

Balance as of December 31, 2000		46,641	1,000	46,641		(5,301)	—	(2,089)	39,251

Net income		—	—	—	—	202,188	—	—	202,188
Sale of minority interest		—	—	—	—	—	1,821	—	1,821
Minority interest income		—	—	—	—		994	—	994
Translation adjustments for the year		—	—	—	—	—	(182)	(5,594)	(5,776)

Balance as of November 15, 2001		46,641	1,000	46,641	—	196,887	2,633	(7,683)	238,478

Successor
Issue of Share Capital	1	10,582,000	1	10,582	1,037,775	—	—	—	1,048,357
Minority interest as of November 16, 2001		—	—	—	—	—	2,583	—	2,583
Net loss		—	—	—	—	(201,466)	—	—	(201,466)
Minority interest loss		—	—	—	—	—	(304)	—	(304)
Translation adjustments for the year		—	—	—	—	—	1	1,493	1,494

Balance as of December 31, 2001		10,582,000	1	10,582	1,037,775	(201,466)	2,280	1,493	850,664

Net loss		—	—	—	—	(849,012)	—	—	(849,012)
Minority interest loss		—	—	—	—	—	(689)	—	(689)
Purchase minority interest		—	—	—	—	—	(1,591)	—	(1,591)
Translation adjustments for the year		—	—	—	—	—	—	32,249	32,249

Balance as of December 31, 2002		10,582,000	1	10,582	1,037,775	(1,050,478)	—	33,742	31,621

(1)
Only one class of shares. All shares have equal voting and dividend rights. There are no additional shares authorized for issuance.

(2)
Dividend to shareholder.

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

        The consolidated financial statements for Findexa II AS and its subsidiaries (Findexa or the Group) are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). Through November 15, 2001, Findexa was wholly owned by Telenor ASA (Telenor) through an intermediate company.

        On November 16, 2001, an investment fund managed by Texas Pacific Group acquired 100% of the voting equity interests of Findexa AS (formerly known as Telenor Media AS) and its subsidiaries from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly owned subsidiary of Findexa II AS (the "Acquisition"). On December 6, 2001, Findexa transferred its international operations from Findexa AS, an indirect, wholly owned subsidiary of Findexa II AS, to Findexa Holding AS, an indirect, wholly owned subsidiary of Findexa II AS. In this context, Findexa II AS, which includes the Group's international operations as of and for all periods presented, represents the accounting "Successor" to Findexa AS.

        For financial reporting purposes, the Acquisition described in note 1 is deemed to have occurred on November 16, 2001. The consolidated financial statements for periods prior to November 16, 2001 are referred to herein as the financial statements of the "Predecessor", and the consolidated financial statements for periods subsequent to November 16, 2001 are referred to herein as the financial statements of the "Successor". Due to the application of purchase accounting in connection with the Acquisition resulting in incremental amortization expense, incremental interest expense and other adjustments to successor period income statement items, the consolidated financial statements of Predecessor are not comparable to the consolidated financial statement of Successor. In the following text, "Findexa" and "the Group" refer to both Predecessor and Successor.

        The Group's accounting principles under Norwegian GAAP differ, in certain material respects, from United States generally accepted accounting principles (U.S. GAAP). The differences and the related effects on the Group's net income and shareholder's equity are set forth in Note 29.

        Prior to the Acquisition, the Group operated as a subsidiary of Telenor and, as a result, the predecessor period results may have been different than had the Group operated as an independent entity.

        For information about acquisitions, sales and disposal of business for 2000 through 2002 see Notes 1 and 26.

Consolidation principles

        These consolidated financial statements include Findexa II AS and subsidiaries in which Findexa has effective control, generally more than 50% ownership.

        All significant intercompany transactions and balances have been eliminated.

        Investments in joint ventures are consolidated on a pro-rata basis in proportion to the Group's equity ownership interest. Findexa's share of each line item is included in the consolidated financial statements. See note 16 for a summary of amounts that have been consolidated on this basis.

        Investments in other than joint venture entities in which Findexa has an equity ownership interest of 20% to 50% and exercises significant influence are accounted for according to the equity method.

        Any loss attributable to the minority interests over their interests in the equity of a subsidiary has not been recognized unless the minority shareholders have an obligation to, and are able to cover these losses. The minority share of any net liabilities at the time of acquisition has been accounted for according to the same principle.

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill is amortized on a straight-line basis over its estimated economic life, based on an individual assessment. Goodwill is carried at cost less accumulated amortization and any accumulated impairment losses recorded. For goodwill amortization periods, see Note 12.

Revenue recognition

        Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

        Revenue from directory operations is recognized at the time of publication. Advertisements and listings in printed directories are recognized at the commencement of distribution of the individual directories. Revenue from separate sale of advertisements and listings published over the internet is recognized ratably over the term of the contract. Revenue from combined offerings of printed and internet published advertisements and listings are allocated to each individual component and recognized accordingly. The allocation is based on the management's best estimate of the fair value to the customer.

        Revenue from the sale of additional copies of directories is recognized when each directory has been delivered. Revenue from the sale of CD ROM directories and access to updates to those directories is recognized over the contract term.

        Deferred revenue is presented within short-term non-interest bearing liabilities.

Work in progress and prepaid expenses

        Direct costs related to the production of directories, including paper and printing expenses, are deferred as work in progress and expensed when the related directory revenue is recognized.

        Direct sales and distribution expenses including personnel expenses related to these activities are deferred until the related directory revenue is recognized. Deferred sales- and distribution expenses are classified as prepaid expenses within current receivables.

Advertising and marketing

        Advertising and marketing costs directly related to sale of directory advertisements and listings are deferred as prepaid expenses and expensed at the time of publication. Other advertising and marketing costs are expensed as incurred.

Pensions

        Defined benefit plans are valued at the present value of accrued future pension benefits at the balance sheet date. Pension plan assets are valued at their fair value. Changes in the pension obligations due to changes in pension plans are recognized over the estimated average remaining service period. When the accumulated effect of changes in estimates, changes in assumptions and deviations from actuarial assumptions exceed 10% of the higher of pension benefit obligations and pension plan assets, the excess amount is recognized over the estimated average remaining service period. The net pension cost for the period is classified as salaries and personnel costs.

Stock options

        The Company accounts for its employee stock compensation plans under the intrinsic value method. Accordingly, the Company records expense in an amount equal to the excess of the quoted market price on the grant date over the option exercise price. Such expense is recognized at the grant date for options that vest immediately. For options with a vesting period, the expense is recognized over the vesting period. Compensation expense is classified as personnel costs in the Statement of Profit and Loss. The Company has not recognized any stock-based compensation expense for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002.

        Social security taxes are measured at the end of each reporting period, based on the excess of the quoted market price of the shares over the exercise price.

Taxes

        Deferred tax assets and liabilities are calculated with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and their basis for tax purposes, including tax losses carried forward. The enacted tax rates at the balance sheet date and nominal amounts are used. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized.

Tangible assets, intangible assets and depreciation

        Tangible and intangible assets are carried at historical cost less accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred.

        Tangible and intangible assets are depreciated on a straight-line basis over their expected economic useful lives, except for advertising relationships which is amortized according to the declining balance method, using the following annual rates:

Office equipment and furniture	20-33%
Computer equipment and vehicles	10-20%
Buildings	3-4%
Software	20-33%
Advertiser relationships	24%
Brand names	5-10%
Other intangible assets	33%
Goodwill	5-10%

Capitalization of interest

        The Group capitalizes interest expense on major construction and development projects while in progress.

Impairment of goodwill and fixed assets

        Impairments of fixed assets are recognized following an assessment of the carrying value per reporting unit. A reporting unit has been determined to be the individual country operations, which is considered the lowest identified cash-generating unit. If indications of impairments have been identified, the Group assesses the carrying value of the individual reporting units to determine the recoverable amount. The recoverable amount equals the highest of the estimated future discounted cash flows or the net estimated realizable sales price. If the recoverable amount of a reporting unit is lower than the carrying value, an impairment loss is immediately recorded in the profit and loss statement equal to the difference.

        In situations where an impairment loss exists, the impairment loss is first recorded as a reduction of allocated goodwill with further impairment losses allocated to the remaining assets based on the relative book value.

        Impairments losses on goodwill recorded in prior periods are not reversed in subsequent periods.

        The amortization of the remaining goodwill subsequent to recorded impairment losses is adjusted in accordance with the estimated remaining useful life.

Software development costs

        Direct development costs associated with internal-use software are capitalized, including external direct costs of material and services and salary costs of employees devoting time to the software development.

        Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

        Other development costs are expensed as incurred.

Investments

        Long-term shares and other investments that have readily determinable fair values are carried at fair value with unrealized gains and losses recorded in the statement of profit and loss as financial items. Long-term shares and other investments that do not have a readily determinable fair value, excluding shares in associated companies and joint venture activities, are accounted for under the cost method. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are recognized in the statement of profit and loss as financial items.

Debt issuance costs

        Debt issuance costs are deferred and amortized as a component of interest expense over the term of the related note.

Inventories

        Inventories are valued at the lower of cost or market value. Cost of inventory is determined using the FIFO method.

Current receivables

        Accounts receivable and other receivables are recorded at nominal value net of provision for estimates of bad debt and customer complaints. Due to the large volume and diversity of the Group's customer base, concentrations of credit risk with respect to trade accounts receivable are limited, except for Telenor through which we invoice a significant portion of our revenues.

Short-term liabilities

        Other short-term liabilities include accruals for operating expenses.

Cash and cash equivalents

        Cash and cash equivalents include cash, bank deposits and other deposits with original maturity of three months or less.

Foreign currency transactions and balances

        Transactions involving foreign currencies are translated into Norwegian Kroner using exchange rates in effect at the time of the transactions. Foreign currency assets or liabilities are translated using exchange rates prevailing at the balance sheet date. Resulting gains or losses are charged to financial items for the respective period.

Foreign currency translation

        The financial statements of the Group's foreign operations are maintained in the currency in which the entity primarily conducts business. When translating financial statements for foreign entities (subsidiaries and joint ventures) from local currencies to Norwegian Kroner, assets and liabilities are translated using year-end exchange rates and results are translated using the average exchange rates for the reporting period. The resulting translation adjustments are reported as a component of shareholder's equity.

Foreign currency and interest rate hedges

        The company utilizes forward exchange contracts to mitigate exposure to foreign currency risks. These contracts are accounted for as foreign currency transactions. The company also utilizes interest rate swaps and interest rate caps to protect the interest rate to be used for determining the interest payments on the floating rate loans. Unrealized and realized gains and losses on these instruments are recognized as income or expense on the same basis as the corresponding hedged position to the extent the positions are recognized as assets or liabilities.

        A market valuation of the outstanding contracts on the balance sheet date is performed. To the extent that the outstanding contracts do not qualify as hedging instruments, any net unrealized loss are recorded as financial expense.

Statement of cash flows

        The Statement of Cash Flows is presented according to the indirect method.

Group contribution

        Group contributions (dividend to shareholder) are accrued as a charge against equity in the year to which they relate based on approval subsequent to period end.

Sales of group companies to Telenor, our previous parent

        Gains or losses resulting from the sale of subsidiary operations to our parent or to other companies controlled by our parent are recorded in the profit and loss statement in the period in which the sale occurred.

Use of estimates

        The preparation of financial statements in accordance with Norwegian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for revenue recognition, useful economic lives of tangible and intangible assets, bad debt provision, accrual for customer complaints, obligations under employee benefit plans, taxes and contingencies. Actual results could differ from those estimates.

FINDEXA II AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ACQUISITIONS AND DISPOSALS

Acquisition of Findexa AS

        On November 16, 2001, an investment fund managed by Texas Pacific Group ("TPG") acquired 100% of the voting equity interests of Findexa AS from Telenor through a newly formed holding company, Findexa II AS. The results of the Successor's operations have been included in the consolidated financial statements since that date. The acquisition of Findexa by TPG reflects TPG's strategic thrust of making investments in branded products. The business also offers the potential for revenue growth from improved customer service incentives, price increases and increased up-selling.

        The aggregate purchase price of the acquisition was NOK 5,800 million of cash, which includes repayment of NOK 460 million owed to Telenor. Findexa II AS issued new shares to TPG in connection with the acquisition raising new equity of NOK 1,048 thousand. The acquisition has been accounted for as a purchase. According to the purchase agreement, additional purchase price of NOK 74.3 million was paid to Telenor in 2002 based on final cash balances, debt balances and working capital as at September 30, 2001. In addition, an adjustment was made to recognize acquisition costs of NOK 13.8 million of which NOK 12.3 million was paid in 2002. In connection with the acquisition by TPG, the Group recorded accruals of NOK 10.1 million and NOK 16.7 million related to the discontinuation of the new media initiatives and Spanish operations, respectively. The accruals represent employee termination costs of NOK 13.5 million and other costs such as lease and other cancellation costs. NOK 8.5 million of the total restructuring accrual was reversed in 2002 as a reduction of goodwill, and the remainder was paid in 2002.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At November 16, 2001
(in NOK thousand)
Goodwill	3,609,832
Intangible assets	2,430,391
Financial assets	54,671
Tangible assets	49,886
Current assets	1,228,857

Total assets acquired	7,373,637
Long-term liabilities	722,041
Current liabilities	1,221,433

Total liabilities assumed	1,943,474

Minority interests	2,583

Net assets acquired	5,427,580

        After adjusting the purchase price allocation for the additional payments and final fair value information, the NOK 3,610 million of goodwill was assigned to Directories—Norway and International Operations segments in the amounts of NOK 2,943 million and NOK 667 million, respectively. The goodwill has a weighted average useful life of 18 years. Of the total amount, none is expected to be deductible for tax purposes.

        The acquired intangible assets of NOK 2,430 million have a weighted-average useful life of 15 years. Of this amount, NOK 1,105 million was assigned to advertising relationships (12-year weighted-average useful life), NOK 1,100 thousand to brand names (19-year weighted-average useful life) and NOK 160 million to other intangibles (3-year weighted-average useful life).

        In connection with the purchase price allocation, printed directories in progress were increased to fair value as of the purchase date and included profit for the completed portion of each directory, as a result, gross profit during the successor period was less than during the predecessor periods until those directories were distributed. Deferred revenue at the time of acquisition was reduced to reflect the present value of the costs to provide the related services plus a profit margin. As a result, profit during the successor period in 2002 was less than the predecessor periods.

        The following table reflects unaudited pro forma results of the Group as if the Acquisition had taken place at the beginning of fiscal 2001 and 2000:

	2001	2000
	(in NOK thousands)
Pro forma operating revenue	2,013,925	1,801,342
Pro forma net loss	(675,171)	(654,392)

        Pro forma adjustments have been made to reflect the purchase price allocation and impact of the acquisition related financings as well as to eliminate non-recurring charges associated with the purchase and related financings.

        In management's opinion, these unaudited pro forma amounts are not necessarily indicative of what the actual results of operations would actually have been had the Acquisition and the related financings been effective as of January 1, 2000 and 2001.

        During the three years ended December 31, 2002, Findexa entered into the acquisitions and disposals listed below. Each acquisition was recorded using the purchase method of accounting.

Acquisitions in 2002

        Findexa increased its interests in the following significant subsidiaries:

Company	Country	Change in Interest	Ownership Interest	Business	Purchase Month	Purchase Price(1)	Goodwill	Amortization Period
						(in NOK thousands)
ZAO Euroadress	Russia	19.0%	100%	Print directories	December	7,731	6,140	10
Nord Trans Biuro Reklam Sp. z o.o	Poland	36.7%	86.7%	Print directories	September	999	2,628	10
Guias de Ciudad	Spain	50.0%	100%	Print directories	July	5,364	—

Total						14,094	8,768

Disposals in 2002

        During 2002, the group acquired the remaining 50% of Guias de Ciudad for NOK 5.8 million and immediately sold 100% of its interests for NOK 3.5 million, resulting in a loss of NOK 3.0 million. These transactions were part of the discontinuation of the Spanish operations.

Acquisitions in 2001

        Findexa acquired the following significant subsidiaries:

Company	Country	Change in Interest	Ownership Interest	Business	Purchase Month	Purchase Price(1)	Goodwill	Amortization Period
						(in NOK thousands)
Yellow Pages Ukraine Ltd.	Ukraine	100%	100%	Print directories	February	5,246	2,865	5
Annuaire Phone Edition Holding SA	France	100%	100%	Print directories	May	102,857	135,150	10
Annuaires Du Langeudoc S.A.	France	45%	100%	Print directories	August	2,302	2,302	10
Annuaires Telephoniques De Bretagne S.A.	France	25%	100%	Print directories	May	8,634	8,634	10
Other						1,100	3,304

Total						120,139	152,255

(1)
Purchase price is payment for the shares and excludes any liabilities assumed.

Disposals in 2001

        Findexa sold the Audiotex operations for NOK 6.0 million to a subsidiary of Telenor resulting in a gain of NOK 5.4 million. Golfguiden AS was sold for NOK 5.1 million resulting in a gain of NOK 4.9 million.

        In December 2000 Findexa established a joint venture, E-fair AS, together with Nextra AS, a Telenor company. Findexa and Nextra AS each owned 51% and 49%, respectively, of the business. The business mission of E-fair was to develop electronic trading solutions for the Internet until September 15, 2001 when the business was terminated.

Acquisitions in 2000

        Findexa acquired the following significant subsidiaries:

Company	Country	Change in Interest	Ownership Interest	Business	Purchase Month	Purchase Price(1)	Goodwill	Amortization Period
						(in NOK thousands)
OY Findexa AB	Finland	60%	60%	On-line directories	August	19,064	19,043	10
Annuaires Telephoniniques De Bretagne S.A	France	75%	75%	Print directories	June	28,031	27,430	10
ZAO Euroadress	Russia	100%	100%	Print directories	August	8,714	17,941	5
Annuaires Du Langedoc S.A	France	55%	55%	Print directories	July	312	1,680	10
Edition de L'acqueduc. S.A	France	100%	100%	Print directories	July	3,153	7,624	10

Total						59,274	73,718

(1)
Purchase price is payment for the shares and excludes any liabilities assumed.

Disposals in 2000

        Effective from January 1, 2000 Findexa transferred through a statutory demerger to a subsidiary of Telenor 100% of the operations of Teleservice, which mainly provides operator assisted number information services on behalf of Telenor. No gain or loss was recognized from the demerger. For further details see Note 26.

2.    GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

  Geographic distribution of operating revenue based on company location:

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Norway	1,486,545	1,435,130	64,842	1,531,546
Western Europe(1)	116,137	153,243	94,922	250,858
Central Europe(2)	124,557	71,300	55,500	109,558
Eastern Europe(3)	74,103	70,854	54,264	130,804

Total operating revenue	1,801,342	1,730,527	269,528	2,022,766

  Assets by geographical location of the company:

	Successor
	At December 31,
	Fixed assets		Total assets
	2001	2002	2001	2002
	(in NOK thousands)
Norway	5,591,272	5,132,900	6,395,744	5,811,645
Western Europe(1)	602,000	292,905	777,367	429,838
Central Europe(2)	158,668	50,581	220,225	100,987
Eastern Europe(3)	69,031	113,443	128,636	173,492
Intercompany eliminations	(337,065)	(336,803)	(363,602)	(341,301)

Total assets	6,083,906	5,253,026	7,158,370	6,174,661

(1)
Comprises Finland, France and Spain.

(2)
Comprises Poland and the Czech Republic.

(3)
Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

3.    BUSINESS SEGMENTS

        Findexa operates in two business segments: Directories—Norway (Norway), the Group's directory services in Norway, and International Operations (International), the Group's directory services outside Norway.

        The business segments Findexa reported below are consistent with reporting to the group management and Board of Directors. The primary measures for assessing performance and allocating resources are revenue and operating profit.

Operating results

	Predecessor
	Year ended December 31, 2000
	Norway	International	Total
	(in NOK thousands)
Operating revenue	1,486,545	314,797	1,801,342
Gain on disposal of fixed assets and operations	—	—	—

Total revenue	1,486,545	314,797	1,801,342
Cost of materials and printing	197,582	63,667	261,249
Salaries and personnel costs	402,956	153,462	556,418
Other operating expenses	441,730	175,395	617,125
Depreciation and amortization	28,808	33,855	62,663
Impairment of fixed assets	1,951	—	1,951

Total operating expenses	1,073,027	426,379	1,499,406

Operating profit (loss)	413,518	(111,582)	301,936

Income from associated companies	3,615	—	3,615
Capital expenditures in fixed assets	25,173	15,278	40,451

	Predecessor
	Period January 1, 2001 to November 15, 2001
	Norway	International	Total
	(in NOK thousands)
Operating revenue	1,435,477	295,050	1,730,527
Gain on disposal of fixed assets and operations	10,346	25	10,371

Total revenue	1,445,823	295,075	1,740,898
Cost of materials and printing	134,183	82,374	216,557
Salaries and personnel costs	357,112	188,877	545,989
Other operating expenses	412,573	168,151	580,724
Depreciation and amortization	26,234	43,344	69,578
Impairment of fixed assets	15,572	—	15,572

Total operating expenses	945,674	482,746	1,428,420

Operating profit (loss)	500,149	(187,671)	312,478

Loss from associated companies	(4,559)	—	(4,559)
	Successor
	Period November 16, 2001 to December 31, 2001
	Norway	International	Total
	(in NOK thousands)
Operating revenue	64,495	205,033	269,528
Gain on disposal of fixed assets and operations	—	431	431

Total revenue	64,495	205,464	269,959
Cost of materials and printing	4,873	35,706	40,579
Salaries and personnel costs	38,722	92,126	130,848
Other operating expenses	59,611	99,066	158,677
Depreciation and amortization	69,978	14,469	84,447
Impairment of fixed assets	660	137	797

Total operating expenses	173,844	241,504	415,348

Operating (loss)	(109,349)	(36,040)	(145,389)

Loss from associated companies	(5,917)	—	(5,917)
Capital expenditures in fixed assets(1)	62,442	23,119	85,561
Investments in associated companies	15,595	—	15,595

(1)
Amounts represent capital expenditures for the year ended December 31, 2001.

	Successor
	Year ended December 31, 2002
	Norway	International	Total
	(in NOK thousands)
Operating revenue	1,531,546	491,220	2,022,766
Gain on disposal of fixed assets and operations	—	394	394

Total revenue	1,531,546	491,614	2,023,160
Cost of materials and printing	120,409	94,929	215,338
Salaries and personnel costs	399,395	251,822	651,217
Other operating expenses	576,086	212,780	788,866
Loss on disposal of fixed assets and operations	—	3,245	3,245
Depreciation and amortization	539,262	87,779	627,041
Impairment of fixed assets	661	149	810
Impairment of goodwill	—	295,196	295,196

Total operating expenses	1,635,813	945,900	2,581,713

Operating (loss)	(104,267)	(454,286)	(558,553)

Income from associated companies	5,241	—	5,241
Capital expenditures in fixed assets	16,827	11,314	28,141
Investments in associated companies	—	—	—
	Successor
	Year ended at December 31, 2001
	Norway	International	Intercompany	Total
	(in NOK thousands)
Fixed assets (excl. associated companies)	5,760,440	825,957	(523,183)	6,063,214
Current assets	749,316	453,494	(128,346)	1,074,464
Associated companies	20,692	—	—	20,692

Total assets	6,530,448	1,279,451	(651,529)	7,158,370

Long-term liabilities incl. provisions	5,463,428	573,603	(523,183)	5,513,848
Short-term liabilities	571,912	350,292	(128,346)	793,858

Total liabilities	6,035,340	923,895	(651,529)	6,307,706

Net deferred tax liability	633,985	23,174	—	657,159

	Successor
	Year ended at December 31, 2002
	Norway	International	Intercompany	Total
	(in NOK thousands)
Fixed assets (excl. associated companies)	5,406,921	442,909	(622,737)	5,227,093
Current assets	660,750	285,110	(24,225)	921,635
Associated companies	25,933	—	—	25,933

Total assets	6,093,604	728,019	(646,962)	6,174,661

Long term liabilities incl. provisions	5,250,961	672,010	(622,737)	5,300,234
Short-term liabilities	557,587	309,444	(24,225)	842,806

Total liabilities	5,808,548	981,454	(646,962)	6,143,040

Net deferred tax liability	468,632	25,369	—	494,001

4.    COST OF MATERIALS AND PRINTING

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Paper	103,480	82,027	11,436	80,735
Printing and binding	130,207	109,224	26,076	109,906
Other costs of materials and printing	27,562	25,306	3,067	24,697

Total cost of materials and printing	261,249	216,557	40,579	215,338

5.    PENSION OBLIGATIONS

        Findexa provides defined benefit pension plans for substantially all employees in Norway. In addition, social security payments are provided by the Norwegian government to all retired Norwegian citizens. Such government payments are calculated by reference to a base amount annually approved by the Norwegian parliament. Benefits are determined based on the employee's length of service and compensation. The cost of pension benefits plans is expensed over the period which the employee renders services and becomes eligible to receive benefits.

        Up until August 31, 1995 most of Findexa's employees were covered through the Norwegian Public Service Pension Fund. In 1995 Telenor Pensjonskasse was established as an independent foundation. Findexa's employees have been covered through Telenor Pensjonskasse through July 1, 2002. Subsequently, Findexa's employees are covered by and plan assets are managed by Gjensidige NOR, Findexa's primary insurance provider. In addition, the Group has a separate pension plan for executive employees also managed by Gjensidige NOR, and certain unsecured pension obligations for retired senior management emloyees. Plan assets consisting primarily of bonds (i.e., government, county, municipal and industry) and shares, fund these pension plans. The assets held by the participating entities are restricted to provide benefits to employees of that employer only. For employees abroad, the Group provides for pension benefits principally through contribution plans. In connection with the acquisition by TPG in 2001, Telenor ASA funded the pension plan by NOK 29.2 million in 2001.

        In addition, Findexa has an early retirement pension plan. The agreement-based early retirement plan (AFP) was established in 1997. Under this scheme employees may retire on reaching the age of 62 years or more. The pension obligations under this early retirement plan are included in pension obligations.

	Predecessor	Successor
	Year ended December 31,
	2000	2001	2002
	(in NOK thousands)
Benefit obligation at the beginning of the year	217,031	123,330	125,954
Service costs	18,365	15,454	15,791
Interest cost	6,967	7,948	7,356
Actuarial gains and losses	(2,187)	(13,523)	(18,374)
Acquisitions and disposals	(108,540)	(84)	—
Benefits paid	(8,306)	(7,171)	(2,260)

Benefit obligations at the end of the year	123,330	125,954	128,467

Change in plan assets
Fair value of plan assets at the beginning of the year	171,902	104,886	127,242
Actual return on plan assets	3,347	(25,720)	9,128
Actuarial gains and losses	—	—	(9,331)
Acquisitions and disposals	(81,048)	(53)	—
Pension premium	18,467	54,164	13,044
Benefits paid	(7,782)	(6,035)	(1,215)

Fair value of plan assets at the end of the year	104,886	127,242	138,868

Funded status of plan at the end of the year	18,444	(1,288)	(10,401)
Unrecognized net actuarial loss	(28,706)	(1,044)	(2,185)
Unrecognized liability for change of plan	—	—	9,111
Prepaid social security tax	(2,107)	(874)	(396)

Net pension plan (asset) liability	(12,369)	(3,206)	(3,871)

Amounts recorded on the Balance Sheet
Net pension plan liability	11,452	16,765	14,287
Net pension plan asset	(23,821)	(19,971)	(18,158)

Net pension plan (asset) liability	(12,369)	(3,206)	(3,871)

	2000	2001	2002
Assumptions as of December 31
Discount rate in %	6.5	6.5	6.5
Expected return on plan assets in %	7.5	7.5	7.5
Rate of compensation increase in %	3.5	3.5	3.5
Expected increase in the social security base amount in %	3.0	3.0	3.0
Annual adjustments to pensions in %	3.0	3.0	3.0

Components of net periodic pension cost

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Service cost	18,380	13,519	1,935	15,791
Interest cost	6,952	6,955	993	7,356
Expected return on plan assets	(8,064)	(7,311)	(1,048)	(9,331)
Amortization of change of plan	—	—	—	(386)
Amortization of net actuarial loss	1,525	1,528	—	—
Social security tax	1,862	1,957	280	(1,754)

Net periodic pension costs	20,655	16,648	2,160	11,676

6.    SALARIES AND PERSONNEL COSTS

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Salaries and holiday pay	415,520	422,581	94,522	504,765
Social security tax	75,675	69,401	21,921	105,197
Pension costs including social security tax	20,655	16,648	2,160	11,676
Other personnel costs	44,568	37,359	12,245	29,579

Total salaries and personnel costs	556,418	545,989	130,848	651,217

        The total salary for the chief executive officer of Findexa for 2002 was NOK 2,200 thousand. In addition, Findexa paid pension premiums of NOK 2,053 thousand, bonuses of NOK 805 thousand and other remuneration of NOK 402 thousand for the year 2002.

        Findexa did not pay any remuneration to the Board of Directors for 2002.

        The employment agreements for the Group management were revised in December 2001. Under these new agreements, the members of the Group Management have the right to receive salary for nine months beyond the agreed period of notice of six months if Findexa terminates their employment. The chief executive officer has the right to receive salary for fifteen months beyond the agreed period of notice of six months if Findexa terminates the employment. Both the members of Group Management and Findexa have the right to terminate the employment with a six month period of notice.

        Furthermore, the members of Group management, have annual bonus schemes up to an amount corresponding to twelve months' salary. The bonus scheme is based on Findexa's results from operations and achievement of other specific targets within each business unit.

        The chief executive officer has a voluntary right to retire at the age of 62 years with a supplementary pension, making his pension 66% of his salary at the retirement date. If Findexa terminates the employment of the chief executive officer, he will have the right to receive the same fully funded pension benefits from the age of 62 years.

        Total incurred and expensed fees for services received by auditors for 2002 amounted to NOK 11,457 thousand. The services carried out consisted of the following:

	PwC	AA	Other	Total
	(in NOK thousands)
Audit fees	4,109	1,046	—	5,155
Tax and legal services	659	2,087	—	2,746
Other	2,442	1,051	63	3,556

Total	7,210	4,184	63	11,457

        Total loans to employees were NOK 1,970 thousand, NOK 825 thousand and NOK 462 thousand as of December 31, 2000, 2001 and 2002, respectively. The loans in 2000 and 2001 were given by Telenor Communications AS to finance the employees' purchase of shares in Telenor, which were repaid in 2002. The majority of the loan balance at December 31, 2002, was given by Findexa to finance the employees' purchase of shares in Findexa IV AS, an indirect parent of Findexa II AS.

  Option and share purchase information

        In 2002, Findexa LLC, the Group's indirect parent, offered certain members of Group management the opportunity to purchase up to 5% of the outstanding shares in Findexa LLC. As of December 31, 2002, these members of management purchased 4.2% of the outstanding shares of Findexa LLC at fair market value.

        Findexa IV AS established a stock purchase plan for all employees having been employed for one year to buy units of Findexa IV AS stock at fair value up to 25% of their annual salary. Employees could receive a free unit for every four units purchased up to NOK 6,000 of purchased units. Employees were also given the opportunity to receive twelve free units with no purchase requirement. The purchase date fair value of each unit was NOK 78.917. One unit is comprised of one share of common stock, one share of preferred A stock and one share of preferred B stock of Findexa IV AS. Employees had the opportunity to purchase shares under the plan from April 15, 2002 to April 23, 2002. Compensation cost was recognized for each free share based on the purchase date fair value. During 2002, employees purchased 22,009 units resulting in compensation expense of NOK 675 thousand. Non-interest-bearing loans were given by Findexa AS to finance the employee's purchase of units. At December 31, 2002, the outstanding loan balance was NOK 451 thousand.

        In 2002, Findexa IV AS introduced an option plan, the Option Plan. The Option Plan has been set up to provide certain key employees of Findexa with options awards to purchase units of Findexa IV AS stock that may be exercised only if a change in control or initial public offering occurs. One unit is comprised of one share of common stock, one share of preferred A stock and one share of preferred B stock. Compensation costs will be recorded based on the market price of the shares on the date such event occurs less any amounts that employees are required to pay. No compensation costs will be charged until such event occurs. For the year ended December 31, 2002, 66,339 options were granted under this plan, at an exercise price of NOK 78.917 each, the fair market value on the date of grant. As of December 31, 2002, all of these options were outstanding with a weighted-average exercise price of NOK 78.917. None of these outstanding options were exercisable. Options granted under the Option plan do not expire.

        The Group's average number of employees was 2,463, 2,655 and 2,707 in 2000, 2001 and 2002, respectively.

7.    OTHER OPERATING EXPENSES

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Cost of premises, vehicles, office equipment, etc	109,721	96,123	13,732	108,270
Travel and travel allowances	64,152	40,692	14,485	39,596
Marketing and advertising	76,143	70,459	22,709	84,280
Bad debt	57,009	56,349	4,700	57,086
Distribution	66,836	68,584	18,432	64,398
Management fee to Telenor	24,000	21,000	—	—
Consultancy fees and hired personnel	79,949	89,334	13,497	104,382
Invoicing and database services rendered from Telenor	27,327	26,755	184	27,815
Margin on work in process(1)	—	—	48,858	179,548
Other	111,988	111,428	22,080	123,491

Total other operating expenses	617,125	580,724	158,677	788,866

(1)
In connection with the Acquisition and the purchase price allocation, we increased our directories in progress balance to reflect the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date. As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense.

8.    IMPAIRMENT OF GOODWILL AND FIXED ASSETS

      The company has considered a decrease in the forecasted profitability of country reporting units within the International reporting segment as an indication of impairment. These decreases in forecasted profitability are due primarily to changes in business prospects as well as changing market conditions. Based on the indications of impairment, the Company has completed an impairment test as described under the summary of significant accounting principles section.

        The impairment test was performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows. The Group recorded an impairment of goodwill of NOK 295 million primarily related to international operations acquired in connection with the acquisition of Findexa AS. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Norway	International	Total
	(in NOK thousands)
Balance as of January 1, 2002	2,837,579	665,057	3,502,637
Purchase accounting adjustment	88,074	(8,505)	79,569
Goodwill acquired during the year	—	8,768	8,768
Amortization	(148,483)	(64,179)	(212,662)
Impairment losses	—	(295,196)	(295,196)

Balance as of December 31, 2002	2,777,170	305,945	3,083,116

        The Company amortizes these assets over their estimated useful lives, which are 20 years and 10 years for Norway and International, respectively.

        Impairment of fixed assets for the period January 1, 2001 to November 15, 2001 includes a charge of NOK 10.1 million for discontinued use of computers, etc., software and software licenses acquired from the dissolved business venture with Nextra AS, a Telenor subsidiary. Additionally, a write-off of NOK 5.5 million in internally developed software was taken related to the discontinuation of new media initiatives in the same period. For 2002, total impairment of fixed assets amounted to NOK 0.8 million, which is primarily attributable to the subsidiary Publishing AS.

9.    SOFTWARE DEVELOPMENT COSTS

        Software development activities relate mainly to new products and enhancements of the existing products.

        Software development costs expensed within other operating expenses totaled NOK 6.0 million, NOK 6.5 million, NOK 0.9 million and NOK 3.8 million for 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001, and 2002, respectively.

10.    FINANCIAL INCOME AND EXPENSES

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Interest income	38,771	27,933	3,389	34,872
Foreign currency gains(1)	3,123	—	—	119,623
Other financial income	1,386	57	218	626

Total financial income	43,280	27,990	3,607	155,121

Interest expense(2)	6,912	2,315	84,327	569,504
Foreign currency losses	1,629	270	29,315	30,687
Other financial expenses	1,699	319	2,197	9,876

Total financial expenses	10,240	2,904	115,839	610,067

Net financial items	33,040	25,086	(112,232)	(454,946)

(1)
Foreign currency gains for 2002 are related to the conversion of Senior notes and Subordinated Deferred Interest Notes, which are denominated in Euro.

(2)
Interest expense includes interest expense on the senior notes of NOK 112,307 thousand, interest expense on subordinated deferred interest notes of NOK 31,781 thousand, interest expense on the senior credit facilities of NOK 210,981 thousand and interest expense on the subordinated shareholder loan of NOK 196,130 thousand for the year 2002. Debt issuance costs related to the senior credit facilities, subordinated deferred interest notes and subordinated shareholder loans, are amortized over the loan period and were expensed with the total amount of NOK 2,067 thousand and NOK 15,196 thousand for the period November 16, 2001 to December 31, 2001 and the year 2002.

11.    TAXES

      Income tax expense consists of the following:

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Profit (loss) before taxes and minority interest
Norway	398,343	458,308	(238,713)	(476,044)
Outside Norway(1)	(59,752)	(125,303)	(24,825)	(532,214)

Total profit (loss) before taxes	338,591	333,005	(263,538)	(1,008,258)

Taxes
Tax expense (benefit) on Norwegian income	118,804	167,184	(78,747)	1,809
Tax payable outside Norway	3,510	(2,346)	9,607	7,443
Changes in deferred taxes	(3,615)	(35,015)	7,372	(167,809)

Taxes	118,699	129,823	(61,768)	(158,557)

        The following is a reconciliation of the total income tax expense during the period to the income tax expense at the statutory income tax rate applicable in Norway:

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Expected income taxes according to statutory tax rate (28%)(2)	94,805	93,241	(73,791)	(282,313)
Tax-differences abroad	(836)	(113)	(1,235)	(2,752)
Valuation allowance recorded on losses from joint ventures and subsidiaries abroad	23,188	34,537	4,792	26,610
Non-deductible expenses/Non-taxable income	1,291	6,964	995	8,435
Tax saving from restructuring(3)	—	(19,425)	—	(51,024)
Non-deductible amortization of goodwill	6,263	8,671	7,874	142,200
Other	(6,012)	5,948	(403)	287

Taxes	118,699	129,823	(61,768)	(158,557)

Effective tax rate in %	35.1	39.0	23.4	15.7

(1)
Includes joint venture companies outside Norway.

(2)
Norwegian nominal statutory tax rate is 28%.

(3)
In 2001, a tax saving of NOK 19,425 thousand was realized resulting from the tax restructuring of the French operations that in previous years was offset by a valuation allowance. In 2002, a tax saving of NOK 51,024 thousand was recognized as a deferred tax asset as a result of the tax restructuring of the international operations and loss on discontinuation of Spain.

Deferred taxes

	Successor
	December 31,
	2001		2002
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in NOK thousands)
Tangible and intangible assets	—	640,992	7,818	545,043
Other long-term items	6,069	9,329	51,495	35,236

Total long-term assets and liabilities	6,069	650,321	59,313	580,279

Current assets	—	31,931	19,127	3,093
Current liabilities	17,335	—	22,277	—

Total current assets and liabilities	17,335	31,931	41,404	3,093

Taxable losses carried forward	101,149	—	106,982	—
Valuation allowances	(99,460)	—	(113,677)	—

Deferred tax liabilities/tax assets	25,093	682,252	94,022	583,372

Deferred tax assets (liabilities) as of December 31		(657,159)	4,651	(494,001)

        Deferred taxes have not been recognized on undistributed earnings from domestic entities, which can be remitted tax-free as dividends, or undistributed earnings from investments in foreign subsidiaries that are considered essentially permanent in nature.

        Valuation allowances relate mainly to deferred tax assets on taxable carry forward losses from joint ventures and subsidiaries abroad, where future utilization are not deemed likely.

        At December 31, 2002, Findexa had tax losses carried forward of NOK 313,198 thousand, primarily abroad. Amounts carried forward expire as follows:

Country	2003	2004	2005	2006	2007	2008 and later	Total Tax Losses Carried Forward	Corporate Income Tax-Rate
	(in NOK thousands)
Spain	7,221	32,846	25,761	75,818	21,235	—	162,881	35%
France	11,361	14,667	14,820	41,209	44,532	1,187	127,776	34%
Finland	—	—	—	109	189	21,869	22,167	29%
Poland	374	—	—	—	—	—	374	27%

Total	18,956	47,513	40,581	117,136	65,956	23,056	313,198

Allowance for deferred tax assets:	Balance at Beginning of Period	Taxable Losses for the Year	Losses Expired and Losses Utilized	Other Deferred Tax Assets	Balance at End of Period
	(in NOK thousands)
Year ended December 31, 2000	60,081	15,492	(20,554)	—	55,019
Year ended December 31, 2001	55,019	46,701	(2,375)	115	99,460
Year ended December 31, 2002	99,460	24,234	(17,059)	7,042	113,677

12.    INTANGIBLE ASSETS

	Accumulated Cost Beginning of Period	Additions	Acquisitions(2)	Disposals(1)	Accumulated Cost End of Period	Accumulated Amortization	Translation Adjustment	Net Book Value
	For the year ended December 31, 2001					December 31, 2001
	(in NOK thousands)
Goodwill	278,679	—	3,683,012	(430,934)	3,530,757	(27,626)	(494)	3,502,637
Advertiser lists	—	—	1,105,000	—	1,105,000	(34,441)	—	1,070,559
Brand names	—	—	1,100,000	—	1,100,000	(9,028)	—	1,090,972
Other intangible assets	—	—	160,000	—	160,000	(7,002)	—	152,998
Software	112,639	54,088	1,403	(44)	168,086	(92,171)	334	76,249

Sub total	391,318	54,088	6,049,415	(430,978)	6,063,843	(170,268)	(160)	5,893,415

Debt issuance costs								92,721
Deferred tax assets								—

Total intangible assets								5,986,136

	Accumulated Cost Beginning of Period	Additions	Acquisitions(2)	Disposals(1)	Accumulated Cost End of Period	Accumulated Amortization and Impairment	Translation Adjustment	Net Book Value
	For the year ended December 31, 2002					December 31, 2002
	(in NOK thousands)
Goodwill	3,530,263	—	88,337	—	3,618,600	(535,484)	—	3,083,116
Advertiser lists	1,105,000	—	—	—	1,105,000	(290,666)	—	814,334
Brand names	1,100,000	—	—	—	1,100,000	(68,687)	—	1,031,313
Other intangible assets	160,000	—	—	—	160,000	(60,054)	—	99,946
Software	168,420	8,052	—	(57,585)	118,887	(70,742)	(1,488)	46.657

Sub total	6,063,683	8,052	88,337	(57,585)	6,102,487	(1,025,633)	(1,488)	5,075,366

Debt issuance costs								77,525
Deferred tax assets								4,651

Total intangible assets								5,157,542

(1)
Disposals in 2001 include purchase price adjustments of cost price of goodwill acquired before November 16, 2001, amounting to NOK 430,934 thousand.

(2)
Acquisitions in 2001 include purchase price allocations recorded on November 16, 2001. Acquisitions in 2002 include subsequent net adjustments of the purchase price allocation amounting to NOK 79,569 thousand, and purchases of minority interests amounting to NOK 8,768 thousand.

        Total intangible assets have the following weighted average useful lives:

Intangible assets	Weighted average useful life
Goodwill	18 years
Advertiser lists	12 years
Brand names	19 years
Other intangible assets	3 years
Software	3 years
Total intangible assets	17 years

        At December 31, 2002, goodwill primarily relates to the acquisition of Findexa AS on November 16, 2001. The amortization periods have been determined on a per reporting unit basis based on an individual financial assessment, including an assessment of market position, market maturity, brand names, technological advantage, regulatory environment and management competences. The reporting units comprise the individual countries as represented in the Group.

        Amortization and impairment of goodwill, software and other intangible assets was NOK 38,693 thousand in 2000, NOK 152,867 thousand in 2001 and NOK 902,974 thousand in 2002.

        The company estimates the aggregate intangible asset amortization expense for each of the five succeeding years as follows:

Year	Estimated Amortization
(in NOK thousands)
2003	491,453
2004	437,811
2005	355,538
2006	328,437
2007	307,839

13.    TANGIBLE ASSETS

	Accumulated Cost Beginning of Period	Additions	Acquisitions	Disposals	Accumulated Cost End of Period	Accumulated Depreciation	Translation Adjustments	Net Book Value
	For the year ended December 31, 2001					December 31, 2001
	(in NOK thousands)
Land	1,105	503	—	—	1,608	(715)	20	913
Buildings	2,332	387	—	—	2,719	(1,829)	3	893
Office equipment and furniture	63,219	7,922	114	(59)	71,196	(62,556)	(20)	8,620
Computer equipment	140,145	21,093	1,372	(7,774)	154,836	(115,451)	564	39,949
Vehicles	4,132	1,332	25	(903)	4,586	(2,693)	690	2,583
Construction in progress	13	237	—	—	250	—	—	250

Total tangible assets	210,946	31,474	1,511	(8,736)	235,195	(183,244)	1,257	53,208

	Accumulated Cost Beginning of Period	Additions	Acquisitions	Disposals	Accumulated Cost End of Period	Accumulated Depreciation	Translation Adjustments	Net Book Value
	For the year ended December 31, 2002					December 31, 2002
	(in NOK thousands)
Land	1,628	—	—	(1,458)	170	(75)	(95)	—
Buildings	2,722	11	—	(593)	2,140	(1,582)	126	684
Office equipment and furniture	71,176	7,309	—	(23,117)	55,368	(43,278)	(587)	11,503
Computer equipment	155,400	11,439	—	(10,650)	156,189	(120,748)	1,147	36,588
Vehicles	5,276	1,295	—	(1,097)	5,474	(2,820)	(393)	2,261
Construction in progress	250	35	—	(235)	50	—	(5)	45

Total tangible assets	236,452	20,089	—	(37,150)	219,391	(168,503)	193	51,081

        Depreciation and impairment of tangible assets was NOK 25,921 thousand, NOK 17,527 thousand and NOK 20,073 thousand in 2000, 2001 and 2002, respectively. No interest has been capitalized for the fiscal years 2000, 2001 and 2002.

14.    FINANCIAL ASSETS

	Successor
	2001	2002
	(in NOK thousands)
Net pension plan asset	19,971	18,158
Other long term receivables	3,215	161
Shares and other investments(1)	684	151
Investments in associated companies(2)	20,692	25,933

Total financial assets	44,562	44,403

(1)
Shares and Other Investments

				Successor
	Findexa's Share Capital	Number of Shares Owned	Shares Owned in %	Book Value At December 31, 2001	Book Value at December 31, 2002
				(in NOK thousands)
Midlun Directory ehf	IKR 586	75	12.8	394	—
Miklagard Golf AS	NOK 12,702	5	3.0	290	151

Total				684	151

(2)
Associated Companies

Company	Shares Owned in %	Book Value at January 1, 2001	Investments/ Disposals during 2001	Share of Profit after Tax	Amortization of Goodwill /Writeoffs	Book Value at December 31, 2001
	(in NOK thousands)
DM Huset AS	34.0	15,573	—	5,119	—	20,692
Cobuilder AS	20.0	—	7,520	—	(7,520)	—
Golf Step ASA	20.0	—	8,075	(1,460)	(6,615)	—

Total associated companies		15,573	15,595	3,659	(14,135)	20,692

Company	Shares Owned in %	Book Value at January 1, 2002	Investments/ Disposals during 2002	Share of Profit after Tax	Amortization of Goodwill	Book Value at December 31, 2002
	(in NOK thousands)
DM Huset AS	34.0	20,692	—	5,241	—	25,933

Total associated companies		20,692	—	5,241	—	25,933

15.    Shares in subsidiaries

Company	Registered Office	Shares Owned	Voting Rights	Shares Pledged(1)
Findexa I AS	Norway	100.00%	100.00%
Findexa Group AS	Norway	100.00%	100.00%
Findexa Holding AS	Norway	100.00%	100.00%	3,810 million
Findexa AS	Norway	100.00%	100.00%	860 million
BizKit AS	Norway	100.00%	100.00%	860 million
Gule Sider AS	Norway	100.00%	100.00%	860 million
Telefonkatalogens Gule Sider AS	Norway	100.00%	100.00%	860 million
Gule Sider Internett AS	Norway	100.00%	100.00%	860 million
Publishing AS	Norway	100.00%	100.00%	860 million
Kvalex AS	Norway	100.00%	100.00%	860 million
Findexa East Holding AS	Norway	100.00%	100.00%	860 million
Bedriftskatalogen AS	Norway	100.00%	100.00%	860 million
Lokalveiviseren Informasjonsforlaget AS	Norway	100.00%	100.00%	860 million
Ditt Distrikt AS	Norway	100.00%	100.00%
Kartforlaget AS	Norway	100.00%	100.00%
Forvaltningsforlaget ANS	Norway	100.00%	100.00%
Findexa Belgium SCA	Belgium	99.99%	99.99%
OY Findexa AB	Finland	60.00%	60.00%
Findexa Interinfo Finland OY	Finland	100.00%	100.00%
Findexa Holding France SA	France	99.99%	99.99%
Soleil Publicitè S.A.	France	99.90%	99.90%
Annuaires Telephonique De Bretagne S.A.	France	100.00%	100.00%
Annuare Phone Edition Holding S.A.	France	98.10%	98.10%
Annuare Toulousain S.A.	France	99.08%	99.08%
Nord Communication Annuiares S.A.	France	99.90%	99.90%
Communication Media Annuiares S.A.	France	99.00%	99.00%
Littoral Communication Annuiares S.A.	France	99.00%	99.00%
Findexa Eesti AS	Estonia	100.00%	100.00%
Interinfo Latvija SIA	Latvia	100.00%	100.00%
Findexa Lietuva UAB	Lithuania	100.00%	100.00%
Telenor Media Polska SP. z.o.o	Poland	100.00%	100.00%
Nord Trans Biuro Reklam Sp.z.o.o.	Poland	86.74%	86.74%
OOO Directoria	Russia	100.00%	100.00%
ZAO Euroadress	Russia	100.00%	100.00%
OOO Directoria Sever	Russia	100.00%	100.00%
Agendas Telefonicas Fxa España Holding SA	Spain	100.00%	100.00%
Tureles Portonovo Lein SA	Spain	100.00%	100.00%
Nord Trans Handelshus AB	Sweden	100.00%	100.00%
Findexa Ukraine Ltd	Ukraine	100.00%	100.00%

(1)
Shares are pledged up to the maximum amount in connection with the senior credit facilities, as described in Note 19.

16.    JOINT VENTURES

Investments in joint ventures are as follows:

Company	Shares Owned in %	Book Value at January 1, 2001	Investments/ Disposals during 2001	Purchase Accounting Adjustment	Share of Profit after Tax	Amortization of Goodwill	Equity and Translation Adjustments	Book Value at December 31, 2001	Goodwill and Brand Name at December 31, 2001
	(in NOK thousands)
PKT	50.0	34,237	—	117,186	7,588	(6,364)	1,344	153,991	139,051
Inform Net Partners	50.0	(407)	—	7,044	1,401	(112)	(353)	7,573	6,932
Guias de Ciudad	50.0	2,539	3,593	(2,232)	(2,364)	—	(244)	1,292	—

Total joint ventures		36,369	3,593	121,998	6,625	(6,476)	747	162,856	145,983

Company	Shares Owned in %	Book Value at January 1, 2002	Investments/ Disposals during 2002(1)	Purchase Accounting Adjustment	Share of Profit after Tax	Amortization and impairment of Goodwill	Equity and Translation Adjustments	Book Value at December 31, 2002	Goodwill and Brand Name at December 31, 2002
	(in NOK thousands)
PKT	50.0	153,991	—	(3,696)	3,047	(104,375)	(396)	48,571	30,980
Inform Net Partners	50.0	7,573	—	15,305	2,768	(12,903)	(212)	12,531	9,334
Guias de Ciudad	50.0	1,292	(802)	—	(286)	—	(204)	—	—

Total joint ventures		162,856	(802)	11,609	5,529	(117,278)	(812)	61,102	40,314

(1)
Recorded loss on disposals of investment in joint venture amounting to NOK 3,043 thousand.

        These joint ventures are pro-rata consolidated and thus included line by line in the financial statements. The respective amounts included for operating revenue, income from continuing operations, net income, total assets and liabilities are as follows (including goodwill amortization):

Profit and Loss and Cash Flows

	Predecessor
	Year ended December 31, 2000
	Guias de Ciudad	PKT	Inform Net Partners	Total
	(in NOK thousands)
Operating revenue	1,791	117,125	7,432	126,348
Operating profit	(1,239)	6,720	162	5,643
Income (loss) from continuing operations	(1,181)	6,960	92	5,871
Net income (loss)	(1,181)	3,834	92	2,745
Cash from operating activities				(3,478)
Cash from investing activities				(1,572)
Cash from financing activities				4,034

	Predecessor
	Period January 1, 2001 to November 15, 2001
	Guias de Ciudad	PKT	Inform Net Partners	Total
	(in NOK thousands)
Operating revenue	2,971	65,095	9,153	77,219
Operating profit	(2,049)	(9,272)	1,590	(9,731)
Income (loss) from continuing operations	(1,865)	(10,207)	1,675	(10,397)
Net income (loss)	(1,865)	(10,278)	1,675	(10,468)
Cash from operating activities				6,043
Cash from investing activities				(2,944)
Cash from financing activities				1,703
	Successor
	Period November 16, 2001 to December 31, 2001
	Guias de Ciudad	PKT	Inform Net Partners	Total
	(in NOK thousands)
Operating revenue	2,433	51,926	626	54,985
Operating profit	(315)	16,210	(411)	15,484
Income (loss) from continuing operations	(500)	16,299	(385)	15,414
Net income (loss)	(500)	11,502	(385)	10,617
Cash from operating activities				7,309
Cash from investing activities				—
Cash from financing activities				(45)
	Successor
	Year ended December 31, 2002
	Guias de Ciudad	PKT	Inform Net Partners	Total
	(in NOK thousands)
Operating revenue	—	96,291	12,971	109,262
Operating profit	(3,332)	(98,410)	(8,751)	(110,493)
(Loss) from continuing operations	(3,329)	(98,600)	(8,654)	(110,583)
Net income (loss)	(3,329)	(101,328)	(10,135)	(114,792)
Cash from operating activities				1,824
Cash from investing activities				(3,331)
Cash from financing activities				(5,325)

Balance Sheet

	Successor
	At December 31, 2001
	Guias de Ciudad	PKT	Inform Net Partners	Total
	(in NOK thousands)
Fixed assets	107	149,654	8,429	158,190
Current assets	5,917	58,192	4,508	68,617

Total assets	6,024	207,846	12,937	226,807

Short-term liabilities	4,732	43,448	5,329	53,509
Long-term liabilities	—	10,407	35	10,442

Total liabilities	4,732	53,855	5,364	63,951

	Successor
	At December 31, 2002
	Guias de Ciudad	PKT	Inform Net Partners	Total
	(in NOK thousands)
Fixed assets	—	39,326	11,154	50,480
Current assets	—	42,037	7,442	49,479

Total assets	—	81,363	18,596	99,959

Short-term liabilities	—	26,814	6,028	32,842

Long-term liabilities	—	5,978	37	6,015

Total liabilities	—	32,792	6,065	38,857

17.    CURRENT RECEIVABLES

	Successor
	At December 31,
	2001	2002
	(in NOK thousands)
Accounts receivable
Accounts receivable	476,616	357,406
Provision for bad debt(1)	(133,458)	(112,352)

Total accounts receivables	343,158	245,054

Prepaid expenses and accrued revenue
Prepaid expenses	300,734	136,499
Accrued revenue	2,202	7,838

Total prepaid expenses and accrued revenue	302,936	144,337

Other current receivables
Receivables from employees	1,895	1,386
Other short-term receivables	15,635	46,613

Total other current receivables	17,530	47,999

Total current receivables	663,624	437,390

	Balance at Beginning of Period	Additions/ Disposals(2)	Charged to Costs and Expenses	Deductions/ Writeoffs	Translation Adjustments	Balance at End of Period
	(in NOK thousands)
(1) Provision for bad debt:
Year ended December 31, 2000	71,277	6,198	57,009	(33,649)	(3,418)	97,417
Year ended December 31, 2001	97,417	19,954	61,049	(47,619)	2,657	133,458
Year ended December 31, 2002	133,458	(2,039)	57,086	(72,998)	(3,155)	112,352

(2)
Includes NOK 13,354 thousand related to acquisition of subsidiaries during the year 2001.

18.    PROVISIONS

	Successor
	At December 31,
	2001	2002
	(in NOK thousands)
Net deferred tax liability	657,159	494,001
Net pension plan liability	16,765	14,287
Other provisions	11,576	13,861

Total provisions	685,500	522,149

19.    INTEREST-BEARING LIABILITIES

	Successor
	At December 31,
	2001	2002
	(in NOK thousands)
Short-term interest-bearing liabilities	75,076	168,293

Loan from joint venture partner	8,058	5,045
Term loan A	1,650,000	1,500,000
Term loan B	575,000	575,000
Senior notes	1,156,158	1,055,962
Subordinated deferred interest notes(1)	219,271	230,361
Subordinated shareholder loans(1)	1,219,027	1,411,469
Other	834	248

Long-term interest bearing liabilities	4,828,348	4,778,085

Total interest bearing liabilities	4,903,424	4,946,378

(1)
Compounded interest has been included for the subordinated deferred interest notes and the subordinated shareholder loans with the amount of NOK 31,629 thousand and NOK 192,442 thousand, respectively, as of the compounding date of November 16, 2002.

        In connection with the Acquisition in 2001, the Group entered into several financing arrangements: two senior credit facilities (Term loan A and Term loan B), a subordinated bridging loan, a revolving line of credit, subordinated deferred interest notes and subordinated shareholder loans.

        Term loan A and Term loan B are secured senior obligations from certain banks that have original aggregate principal amounts of NOK 1,725 million and NOK 575 million, respectively, with Citibank International plc as the facility agent. Term loan A bears interest at LIBOR plus a percentage ranging from 1.25% to 2.25% per annum, depending on a margin adjustment mechanism beginning after December 31, 2002. Term loan B bears interest at LIBOR plus 2.75%. Term loan A and Term loan B bore interest at 9.28% and 9.78%, respectively, at December 31, 2002. Repayment of Term loan A, in semi-annual instalments, began on March 31, 2002, and continues through March 31, 2008, and Term loan B is to be repaid in two instalments with 47.8% repayable September 30, 2008, and the balance repayable on March 31, 2009. The Group incurred debt issuance costs of NOK 54.0 million in connection with these loans. Debt issuance costs are deferred and then amortized as a component of interest expense over the term of the notes. Including debt issuance costs, these notes had an effective annualized interest rate of 10.03% and 10.12% for the period November 16, 2001 to December 31, 2001 for Term loan A and Term loan B, respectively. For the year ended December 31, 2002, the effective annualized interest rates for Term loan A and Term loan B were 9.77% and 10.02%, respectively. A related commitment fee of NOK 3.0 million was expensed during the period November 16, 2001 to December 31, 2001.

        The Group obtained bridge financing in the amount of NOK 1,110 million under the subordinated bridging loan from certain banks and lenders with Citibank International plc as the facility agent. Fees of NOK 9.7 million were expensed during the period November 16, 2001 to December 31, 2001. All amounts on this loan were repaid in 2001.

        The Group has obtained a NOK 400 million revolving loan from Citibank International. The revolving loan facility will cease to be available for drawing on February 29, 2008, and all advances then outstanding under it will be due March 31, 2008. As of December 31, 2002, no amounts had been drawn on the revolving loan facility. The Group incurs interest at a fixed rate of 0.75%, calculated on the basis of the total loan facility and has expensed NOK 0.4 million and NOK 3.0 million in the period November 16, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively.

        The Group issued subordinated deferred interest notes to certain affiliates of GSC European Mezzanine Fund, L.P. with a principal amount of Euro 27.5 million (for which we received proceeds of NOK 215 million on November 16, 2001) which bears interest at a fixed interest rate of 14.5%. This interest is deferred until the "Adjusted EBITDA"/consolidated interest expense ratio is at least 2.0 to 1.0 (as defined in the indenture). Thereafter, interest is payable semi-annually in cash on June 1 and December 1. These notes mature on June 1, 2012. The Group incurred debt issuance costs of NOK 7.0 million in 2001. Debt issuance costs are deferred and then amortized as a component of interest expense over the term of the notes. Including debt issuance costs, these notes had an effective annualized interest rate of 14.7% and 14.9% for the period November 16, 2001 to December 31, 2001 and 2002, respectively.

        The Group issued subordinated shareholder loans of NOK 1,219 million which accrue interest at a fixed interest rate of 15% per annum compounded semi-annually. This loan matures and cannot be repaid prior to the later of June 1, 2013 or the 180th day following repayment of the senior credit facilities. These loans do not amortize or bear cash interest before June 1, 2013.

        In December 2001, the Group issued senior notes having an aggregate principal amount of Euro 145 million for which we received proceeds of NOK 1,161 million on December 10, 2001 to replace the NOK 1,110 million bridge financing. The notes are unsecured obligations of the Group that mature on December 1, 2011, and bear interest at a fixed interest rate of 10.25% payable semi-annually in arrears. The Group incurred debt issuance costs of NOK 33.1 million in 2001. Including debt issuance costs, these notes had an effective annualized interest rate of 10.5% and 10.0% for the month ended December 31, 2001 and the year 2002, respectively.

        The Group's senior credit facilities impose operation and financing restrictions on the Company, which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, off-balance sheet financing, the issuance of sale of capital stock of restricted subsidiaries, the issuance of guarantees, asset sales, transactions with affiliates, restricted payments or the payment of dividends without the consent of our lenders.

        In addition, our lenders may accelerate the maturity of indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. The senior credit facility includes covenants on EBITDA ratios, a Cash Flow ratio, a Total Senior Debt ratio, a Leverage ratio, minimum EBITDA, as well as capital expenditure and financial lease expenditure limits for each financial year.

        As of December 31, 2001 and 2002, the Company was in compliance with the restrictions and debt covenants of its various debt agreements.

        At December 31, 2001 and 2002, the Group's joint venture company, PKT, had a long-term payable of U.S. $1.8 million and U.S. $0.7 million, respectively, to Verizon (the other shareholder in the joint venture). Findexa has consolidated its percentage of ownership of the loan on a pro-rata basis.

        At December 31, 2002, the Group's Spanish subsidiary, had a short-term payable of NOK 18.3 million to Findexa III AS.

        Maturities of the Group's interest-bearing liabilities are as follows:

Year	Installment
(in NOK thousands)
2003	168,293
2004	235,293
2005	300,000
2006	325,000
2007	400,000
2008 and later	3,517,792

Total interest-bearing liabilities	4,946,378

20.    SHORT-TERM NON-INTEREST-BEARING LIABILITIES

	Successor
	At December 31,
	2001	2002
	(in NOK thousands)
Accounts payable	104,152	112,008
Accrued VAT, social security, withheld taxes from employees, etc.	155,226	80,852
Taxes payable	96,243	8,801
Accrued interest expense	52,371	94,401
Other accrued expenses	124,680	113,081
Deferred revenue	105,774	169,744
Allowance for customer complaints(1)	24,842	23,922
Other short-term liabilities	55,494	71,704

Total short-term non-interest bearing liabilities	718,782	674,513

(1)	Balance at Beginning of Period	Additions/ Disposals	Charged to Costs and Expenses	Deductions/ Writeoffs	Foreign Currency Adjustment	Balance at End of Period
	(in NOK thousands)
Allowance for customer complaints:
Year ended December 31, 2000	9,081	—	81,400	(72,155)	—	18,326
Year ended December 31, 2001	18,326	—	70,266	(63,750)	—	24,842
Year ended December 31, 2002	24,842	—	63,305	(64,225)	—	23,922

        Due to the large volume and diversity of the Group's supplier base, concentrations of credit risk with respect to trade accounts payable are limited.

        Activities in the restructuring, litigation and other provisions have been as follows:

	Balance at Beginning of Period	Additional Provisions	Utilized During the Year	Unused Amounts Reversed	Translation Adjustment	Balance at End of Period
	(in NOK thousands)
Restructuring provisions:
Year ended December 31, 2000	—	—	—	—	—	—
Year ended December 31, 2001	—	16,786	—	—	(56)	16,730
Year ended December 31, 2002	16,730	15,759	(16,509)	—	(316)	15,664
Litigation provisions:
Year ended December 31, 2000	—	—	—	—	—	—
Year ended December 31, 2001	—	10,766	—	—	(80)	10,686
Year ended December 31, 2002	10,686	2,651	(493)	(8,771)	(694)	3,379
Other provisions:
Year ended December 31, 2000	500	250	—	—	—	750
Year ended December 31, 2001	750	223	(350)	(400)	—	223
Year ended December 31, 2002	223	8,250	—	—	—	8,473

        Restructuring provisions for 2002 includes staff reductions of 36 employees, comprised of 13 sales and marketing employees and 23 administration employees.

21.    GUARANTEES

	Successor
	At December 31,
	2001	2002
	(in NOK thousands)
Guarantees
Guarantees of taxes withheld from employees(1)	23,000	23,000
Guarantee on behalf of joint venture(2)	13,517	10,434

Total guarantees	36,517	33,434

(1)
Norwegian regulations require that the Group guarantee payroll taxes withheld from employees for up to one year.

(2)
In March 2002, a bank extended a credit facility of PLN 20 million to one of the Group's joint ventures, Polskie Ksiazki Telefoniczne ("PKT"). The bank also arranged to make foreign currency forward transactions with PKT up to a total of PLN 50 million. In conjunction with the arrangement, the Group guaranteed all payments due under the facilities for up to a maximum of $1.5 million. As of December 31, 2002, amounts outstanding under the credit facility and foreign exchange forward facility totaled NOK 6,808 thousand and NOK nil, respectively.

22.    CONTINGENCIES, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

        The Group has entered into agreements with fixed future payments or terms in the following areas as of December 31, 2002:

	2003	2004	2005	2006	2007	There- after
	(in NOK Thousands)
Rent of premises	41,858	29,385	28,619	28,834	23,268	22,033
Lease of cars, office equipment	402	204	—	—	—	—
IT-related agreements	20,052	9,910	313	80	7	—
Printing and distribution, contractual commitments	169,539	125,664	127,132	15,763	16,312	—

Total contractual obligations	231,851	165,163	156,064	44,677	39,587	22,033

        In December 2001, the Group entered into a seven-year lease agreement for a new headquarters building. The lease term began in December 2002 and related commitments are included in the table above. Rental payments for 2003 will be NOK 21,459 thousand to be indexed to 85% of the change in the annual consumer price index.

        Until April 2002, Findexa had a level of insurance coverage similar to that which it had as a member of Telenor Group. In April 2002, Findexa established its own insurance coverage with Gjensidige NOR forsikring.

        Several labor cases have been filed by former employees in France, with the total claim against the French subsidiary, Annuaire Phone Edition, amounting to Euro 2,200 thousand (NOK 16,022 thousand at December 31, 2002). The probable resolution of the claims have been provided for in the amount of NOK 5.4 million in the financial statements as at December 31, 2002.

        The Group has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of Findexa.

23.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

        The Group holds or issues financial instruments mainly to finance its operations and at December 31, 2001 had not purchased or issued any derivative contracts for either trading or hedging purposes. In 2002, the Group acquired certain financial instruments, which are described below. In addition, various financial instruments, for example trade debtors and trade creditors, arise directly from the Group's operations.

        Subsequent to the acquisition of the Group by TPG, the Group has been responsible for financing its operations primarily through cash flows from operations.

        During the year ended December 31, 2001, net debt increased from NOK 7 million to NOK 4,903 million, primarily as a result of the Acquisition.

        Paper is the most important raw material used by the Group. The Group has developed long-term relationships with two major European manufacturers through contracts with a duration of four years each.

        The following table shows the carrying amount and fair values of the Group's financial instruments, except for derivative instruments and hedging activities which are discussed below at December 31, 2001 and 2002. Short-term debtors and creditors have been excluded from the disclosures. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	Successor
	Carrying amount		Fair value
	at December 31,
	2001	2002	2001	2002
	(in NOK millions)
Non-derivatives:
Assets:
Cash at bank and in hand	336	449	336	449
Liabilities:
Long term borrowings(1)	4,903	4,946	4,960	4,990

(1)
The fair value of the Group's notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

Derivative instruments and hedging activities

Strategy and Objectives

        During the normal course of business, the Group is exposed to foreign currency risk and interest rate risk. These risks create volatility in earnings and cash flows from period to period. The Group makes use of derivative instruments in various strategies to eliminate or limit these risks. The objective of the Group is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by the Group are used for hedging and non-speculative purposes.

Interest Rate Derivatives

        The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk. These risks create volatility in earnings and cash flows from period to period.

        The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans. Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense. Unrealized gains and losses are recognized to the extent that the contracts have been concluded for hedging purposes relative to the hedged interests. In 2002, NOK 372 thousand was recorded as realized adjustments to interest expense under the hedge arrangement, reducing total interest expense. To the extent that the outstanding contracts have not been concluded for hedging purposes, any net unrealized losses are recorded as financial expense. As of December 31, 2002, no such losses have been recognized as all contracts have been concluded for hedging purposes. As of December 31, 2002, the total fair value of the interest rate swap and cap was NOK (6.65) million.

Foreign Currency Derivatives

        The Company has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk. The Group utilizes a foreign currency forward agreement to protect the exchange rate to be used for interest payments due on the Euro-denominated senior notes. Realized gains and losses on the derivative contracts are recorded as an adjustment to interest expense. Unrealized gains and losses are recognized to the extent that the contracts have qualified for hedging. In 2002, NOK 5,214 thousand was recorded as realized adjustments to interest expense under the hedge arrangement, increasing the total interest expense. As of December 31, 2002, NOK 746 thousand have been recorded as unrealized currency losses under the hedge arrangement. To the extent that the outstanding contracts have qualified for hedging, any net unrealized losses are recorded as financial expense. As of December 31, 2002, no such losses have been recognized as all contracts qualify as hedging instruments. As of December 31, 2002, the fair value of the foreign currency forward agreement was NOK (1.22) million.

Valuation of Derivative Instruments

        The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on a periodic basis. Cross currency swaps are valued using either standard valuation models, counterparty valuations, or third-party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. The Group assumes parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

Counterparty Risk from the Use of Derivative Financial Instruments

        The Group is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfil its performance obligations under a derivative contract, the Group's credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Group, thus creating a repayment risk for the Group. When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, assumes no repayment risk.

        In order to minimize the credit risk in derivative instruments, the Group enters into transactions with high quality counterparties, which include financial institutions, commodities exchanges, energy marketers, and broker-dealers that satisfy the Group's established credit approval criteria. The Group's credit committee reviews the credit ratings of all derivative counterparties regularly. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Furthermore, should circumstances dictate, the Group requests that collateral be provided.

24.  RELATED PARTIES

        Transactions and balances with Telenor entities for the predecessor period are summarized as follows:

	Predecessor
	Year ended December 31,	Period January 1 to November 15,
	2000	2001
	(in NOK Thousands)
Revenue
Operating revenue	117,588	94,781
Gain on sale of fixed assets and operations	—	5,359

Total	117,888	100,140

Operating costs
Cost of materials and printing	5,313	4,092
Salaries and personnel costs	3,381	2,729
Other operating costs	140,532	118,797

Total	149,226	125,618

Net financial items	30,657	22,168

        Prior to the Acquisition, Findexa had several agreements with Telenor to provide a variety of services as described below. Subsequent to the Acquisition, these agreements were replaced with new agreements with Telenor or third party providers.

        The business segment Directories—Norway distributes white and pink pages directories to Telenor's subscribers on behalf of Telenor entities. Revenue from these services from Telenor was NOK 77,909 thousand, NOK 62,885 thousand for 2000 and the period January 1, 2001 to November 15, 2001, respectively.

        Findexa operations has an agreement regarding sale of additional listings in the white and pink pages directories which are invoiced to subscribers by Telenor through invoicing of the fixed line telephone services of other Telenor entities. These revenues invoiced through Telenor are not included in the revenues above and amount to NOK 227,627 thousand and NOK 228,463 thousand for 2000 and the period January 1, 2001 to November 15, 2001, respectively.

        Findexa operations has an agreement regarding basic and additional listings in the Yellow Pages directories which are invoiced to subscribers through invoicing of the fixed line telephone services of other Telenor entities. These revenues invoiced through Telenor are not included in the revenues above and amount to NOK 244,840 thousand and NOK 271,840 thousand for 2000 and for the period January 1, 2001 to November 15, 2001, respectively. For invoicing and collection services for additional listings in the white and pink pages and basic and additional listings in the yellow pages directories Findexa paid to Telenor NOK 21,370 thousand and NOK 19,930 thousand in 2000 and the period January 1, 2001 to November 15, 2001, respectively.

        In 2000 and for the period January 1, 2001 to November 15, 2001, Directories—Norway sold updated subscriber data to the demerged Teleservice operation amounting to NOK 20,000 thousand and NOK 2,625 thousand, respectively.

        Directories—Norway purchased subscription updates from Telenor ASA entities amounting to NOK 7,264 thousand and NOK 6,574 thousand for 2000 and the period January 1, 2001 to November 15, 2001, respectively.

        Findexa rented premises from Telenor ASA for all its operations located in Norway. The rent amounted to NOK 32,825 thousand and NOK 28,716 thousand in 2000 and the period January 1, 2001 to November 15, 2001, respectively.

        Through November 16, 2001, Findexa managed its cash balances and banking relationships as part of the established Telenor Group bank accounts agreement with two external banks. In addition, Findexa had an agreement with Telenor Treasury enabling the Group to place short-term deposits through Telenor Treasury at market terms. The net financial income from these agreements was NOK 41,994 thousand and NOK 22,168 thousand, for 2000 and the period January 1, 2001 to November 15, 2001, respectively. Subsequent to the Acquisition, Findexa has established its own bank accounts.

        On November 16, 2001, the Group received a subordinated shareholder loan of NOK 1,219 million from Findexa III AS. For further information, see Notes 10 and 19.

        During 2002, the Group received loans totaling NOK 18,294 thousand (outstanding at December 31, 2002) from Findexa III, our parent. The loans have been used to finance the discontinuation of the Spanish operations. The loans bear interest of NOK-NIBOR plus 0.25%. The loans each have one-year terms and have been classified as short-term interest-bearing liabilities. At December 31, 2002, accrued interest was NOK 918 thousand.

        During 2002, the Group received loans totaling NOK 2,185 thousand from our minority interest owner in Finland. The loan had a six-month term and was repaid during 2002.

        Findexa IV AS, as an indirect parent of Findexa II AS, introduced two stock and options plans, see note 6. All transaction costs related to these programs have been charged to Findexa IV AS, resulting in a receivable of NOK 3,072 thousand at December 31, 2002.

25.  ADDITIONAL INFORMATION ABOUT CASH AND CASH FLOWS

        Except for the foreign subsidiaries the Group participated in a group bank accounts agreement established by Telenor Communication AS through November 15, 2001. According to these agreements, Telenor ASA was the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The banks could offset balances in their favor, so that the net position represented the net balance between the bank and the Group account holder. The account balance represented a receivable from Telenor Communication AS. This balance is presented under cash and cash equivalents in the balance sheet and amounted to NOK 97,073 thousand as of December 31, 2000.

        Cash paid for interest was NOK 6,912 thousand NOK 2,315 thousand, NOK 29,889 thousand and NOK 287,703 thousand for 2000, the period January 1, 2001 to November 15, 2001, the period November 16, 2001 to December 31, 2001, and for 2002, respectively.

        Findexa AS had an agreement with Telenor Treasury for investing and holding of Findexa's cash and cash equivalents. Findexa AS could call the cash on a daily notice. Subsequent to the Acquisition this relationship was terminated.

        Specification of net cash paid for acquired subsidiaries and investments in subsidiaries and joint ventures and specification of net cash received from disposals of subsidiaries and investments in subsidiaries and joint ventures.

Acquisitions

	Predecessor
	Purchase Price	Cash Acquired	Net Cash Paid
	(in NOK thousands)
2000
Annuaires du Languedoc and Edition de l'Aqueduc	3,466	124	3,342
Findexa OY	21,211	1,835	19,376
ZAO Euroadress	9,586	813	8,773
Annuaires Téléphoniques de Bretagne SA	28,031	2,718	25,313

Total	62,294	5,490	56,804

	Predecessor
	Purchase Price	Cash Acquired	Net Cash Paid
	(in NOK thousands)
Period January 1, 2001 to November 15, 2001
Annuaire Phone Edition SA	102,857	433	102,424
Yellow Pages Ukraine Ltd	5,246	295	4,951
Annuaires Téléphoniques de Bretagne SA	8,634	—	8,634
Annuaires du Languedoc SA	2,302	—	2,302
Findexa Directoria AS	1,100	—	1,100

Total	120,139	728	119,411

	Successor
	Purchase Price	Cash Acquired	Net Cash Paid
	(in NOK thousands)
Period November 16, 2001 to December 31, 2001
Nytt Hjem AS	2,300	—	2,300
Findexa Holding AS(1)	5,310,728	286,642	5,024,086

Total	5,313,028	286,642	5,026,386

	Successor
	Purchase Price	Cash Acquired	Net Cash Paid
	(in NOK thousands)
2002
ZAO Euroadress	7,731	—	7,731
Nord Trans Biuro Reklam Sp. z o.o	999	—	999
Guias de Ciudad	5,364	1,554	3,810
Findexa Holding AS(2)	86,584	—	86,584

Total	100,678	1,554	99,124

(1)
As part of the agreement to acquire Findexa AS the stated purchase price was NOK 5,340 thousand, (net of the NOK 460 thousand payment of amounts owed to Telenor). In addition, Telenor funded the pension plan with NOK 29,272 thousand.

(2)
According to the purchase agreement, additional purchase price of NOK 74.3 million was paid to Telenor in 2002 based on final cash balances, debt balances and working capital as of September 30, 2001, and additional transaction costs in the amount of NOK 12.3 million were paid.

26.    ADDITIONAL INFORMATION ABOUT DISCONTINUED OPERATIONS

	Successor
Disposals	Selling Price	Cash Disposed	Net Cash Received
	(in NOK thousands)
Guias de Ciudad	2,777	3,108	(331)

Total	2,777	3,108	(331)

        As of January 1, 2000, the following balance sheet items related to the discontinued Teleservice operation were transferred to Telenor at book value:

Assets
Intangible assets	9,077
Tangible assets	46,281
Financial assets	405

Total fixed assets	55,763

Current receivables	118,675
Cash and cash equivalents	92,140

Total current assets	210,815

Total assets	266,578

Equity and liabilities
Equity
Share capital	3,359
Retained earnings	44,125

Total Equity	47,484

Liability
Short-term non-interest-bearing liabilities	219,094

Total short-term liabilities	219,094

Total equity and liabilities	266,578

27.    MINORITY INTERESTS

      The percentage of shares owned by minorities in the subsidiaries of the Group for the years ended December 31, are as follows:

	Shares owned
Subsidiary
	2000	2001	2002
OY Findexa AB	40%	40%	40%
Annuaries Téléphoniques de Bretagne SA	25%	—	—
Annuaries du Languedoc SA	45%	—	—
ZAO EuroAdress	—	19%	—
Nord Trans Biuro Reklam Sp.zo.o.	—	—	13%

28.    INTERNATIONAL RESTRUCTURING

      During 2002, the board of directors approved a resolution to transfer the International operations to a separate entity controlled by Findexa LLC, our indirect parent, which is not a subsidiary of Findexa II AS. The transfer will be completed over several phases. As of December 31, 2002, the International operations were wholly owned by Findexa II AS. In March 2003, the International operations were been legally transferred to Findexa (Cayman) Ltd, a subsidiary of Findexa LLC, which is not a subsidiary of Findexa II AS. The transfer was made in exchange for redeemable preference shares in Findexa (Cayman) Ltd. Findexa LLC holds all of the ordinary common shares of Findexa (Cayman) Ltd.

29.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Group's consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from U.S. GAAP. The principal differences between the Group's accounting principles under Norwegian GAAP and U.S. GAAP for the period January 1, 2001 to November 15, 2001 and the period November 16, 2001 to December 31, 2001 and for the year ended December 31, 2002 are set out below:

I.
Description of Adjustments:

(1)
Revenue recognition:

  For January 1, 2000 to December 31, 2001:

  (a)
  Delivery method: Under Norwegian GAAP, revenue and costs related to directory publications are recognized at the time distribution of the individual directory commences. Under U.S. GAAP, performance has to be substantially complete before revenue can be recognized, therefore revenue from the printed directories can only be recognized when the distribution of the related directories is complete.

    Basic listings and advertisements in the printed directories, Internet listings and Talking Yellow Pages listings are often sold through combined offerings. Under Norwegian GAAP, revenues from combined offerings are recognized based on management's best estimate of the fair market value of the individual brands and recognized according to the distribution of the individual directories within the various brands and over the term of the contract for Internet and Talking Yellow Pages listing (normally 12 months).

    Under U.S. GAAP, combined offerings represent a multiple element arrangement, and each element satisfies the criteria of a separate earnings process. In some of these offerings, from 1999 and onwards, supportable fair market value did not exist for all the individual elements as defined by U.S. GAAP, the main reason being that these elements were no longer sold on a stand-alone basis. Therefore, under U.S. GAAP, revenues from these combined offerings should be deferred over the term of the associated Internet or Talking Yellow Pages listing. Revenue recognition starts at the time the printed directories are published and revenue is recognized ratably over the term of the contract.

  For January 1, 2002 to December 31, 2002:

  (b)
  Cumulative Effect of Change in Accounting Principle:

    In 2002, the Group changed its accounting policy under U.S. GAAP for revenue and cost recognition for directories publications. Prior to 2002, revenue and costs related to directories publications were recognized when all distribution of the related directory was complete. Effective January 1, 2002, the Group began to recognize revenue and costs related to directories publications on the deferral method. Under the deferral method, revenue and costs related to directories publications are recognized ratably over the life of each directory, which is typically twelve months. The deferral method is considered by management to be a more appropriate method of recognizing revenues and reflects developments in industry practice. The cumulative effect of this change in accounting principle is shown separately in the reconciliation of net income for the year ended December 31, 2002, and results in a debit to profit and loss of NOK 546.1 million, net of taxes, in 2002. The cumulative effect of this change as of January 1, 2002 on the Group's consolidated balance sheet was to increase deferred revenue by NOK 783.0 million, to increase deferred costs by NOK 24.6 million and to decrease net deferred tax liabilities by NOK 212.3 million.

    If the deferral method had been applied retroactively, the unaudited pro forma U.S. GAAP income before cumulative effect of a change in accounting principle for the year ended December 31, 2000, the period January 1, 2001 to November 15, 2001 and the period November 16, 2001 to December 31, 2001 would have been as follows:

	Predecessor		Successor
	Year ended December 31, 2000	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001
Unaudited pro forma net income (loss)	151,689	62,173	(230,059)

  (c)
  Deferral Method:

    Under Norwegian GAAP, revenue and costs related to directories publications are recognized at the time distribution of the individual directory commences.

    Effective January 1, 2002, the Group began to recognize revenue and costs related to directories publications on the deferral method under U.S. GAAP. Under the deferral method, revenue and costs relate to directories publications are recognized ratably over the life of each directory, which is typically twelve months.

(2)
Operating expenses:

  For January 1, 2000 to December 31, 2001:

  (a)
  Under Norwegian GAAP, costs of selling, production, printing and distribution are deferred and recognized as expenses when the related revenue is recognized. Under U.S. GAAP, the Group only defers the direct and incremental costs according to the cost deferral model described by FASB Technical Bulletin 90-1. This difference reflects the cost differential associated with revenue recognition adjustment (1)(a).

    Under Norwegian GAAP, the Group defers direct costs as well as directly attributable overhead expenses associated with selling, production, printing and distribution as work in progress and prepaid expenses. Under U.S. GAAP, the Group only defers the direct and incremental direct costs according to the cost deferral model described by FASB Technical Bulletin 90-1. Application of this model limits the cost deferral to direct and incremental expenses associated with selling, printing and distribution.

  For January 1, 2002 to December 31, 2002:

  (b)
  Cumulative Effect of Change in Accounting Principle:

    See 1 (b) above. This difference also reflect the fact that under Norwegian GAAP costs of selling, production, printing and distribution are deferred and recognized as expenses when the related revenue is recognized for directory publications and under U.S. GAAP the Group only defers the direct and incremental costs according to the cost deferral model described by FASB Technical Bulletin 90-1.

  (c)
  Deferral Method:

    Under Norwegian GAAP, costs of selling, production, printing and distribution are deferred and recognized as expenses when the related revenue is recognized for directory publications.

    Under U.S. GAAP, the Group only defers the direct and incremental costs according to the cost deferral model described by FASB Technical Bulletin 90-1. This difference reflects the cost differential associated with revenue recognition adjustment 1(c).

(3)
Proportionate consolidation of joint ventures:

  Under Norwegian GAAP, Findexa is accounting for investments in corporate joint venture investments according to proportionate consolidation.

  Under U.S. GAAP, investments in corporate joint ventures are accounted for according to the equity method. See Note 15 for a summary of amounts that have been proportionately consolidated.

(4)
Goodwill amortization:

  Under Norwegian GAAP, goodwill is amortized over its estimated useful economic life. Under U.S. GAAP, goodwill related to Acquisitions consummated after June 30, 2001 is not amortized, but tested for impairment on an annual basis.

(5)
Goodwill impairment:

  Under Norwegian GAAP, goodwill is assessed for impairment if circumstances suggest there could be an impairment. Impairment testing is performed at the cash generating unit level.

  Under U.S. GAAP, annual testing for impairment of goodwill is required at the reporting unit level, which is consistent with the cash generating unit. U.S. GAAP also uses different criteria to determine the amount of the impairment. The difference in impairment charge in 2002 is a result of the non-amortization of goodwill under U.S. GAAP.

(6)
Accounting for restructuring:

  Under Norwegian GAAP, the criteria to be met in order to record a liability for restructuring expenses, including employees termination benefits, are not as demanding as under U.S. GAAP.

  Under U.S. GAAP, in accordance with Emerging Issues Task Force 94-3"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF 94-3) an employer should recognize a liability for the costs of employee termination benefits that management decides to provide to involuntarily terminated employees only when certain conditions exist. These conditions include management with the appropriate authority approving and committing to a plan, communicating the plan to the employees specifically identifying the number of employees, their job classification and their location and that the period of time to complete the plan indicates that significant changes to the plan are not likely. At December 31, 2002, these criteria had not been met.

(7)
Accounting for hedging arrangements:

  Under Norwegian GAAP, the documentation requirements in order to obtain hedge accounting are not as demanding as under U.S. GAAP. Consequently, unrealized gains and losses on hedging arrangements are only recognized under Norwegian GAAP to the extent as to reflect the effect of the hedge on amounts recognized as of the balance sheet date. This is based on a conclusion that the economic realities of the hedged transactions are to hedge identified currency or interest risk. The group entered into its first hedging arrangements in 2002.

  Under U.S. GAAP, there are strict documentation requirements in order to obtain hedge accounting. These documentation requirements have not been met as of December 31, 2002; therefore, unrealized gains and losses on hedging arrangements not recognized under Norwegian GAAP would be included in the statement of profit and loss under U.S. GAAP.

(8)
Taxes:

  The income tax effects of U.S. GAAP adjustments are recorded as a deferred tax expense at the statutory tax rate of 28%.

(9)
Push down accounting:

  Under Norwegian GAAP, acquisition expenses incurred by an acquiring entity are not recognized in the acquired company's financial statements. Under U.S. GAAP all acquisition expenses are recognized in the acquired company's financial statements.

(10)
Minority interests:

  Under Norwegian GAAP, minority interests are included in equity. Under U.S. GAAP, minority interests are presented as a separate line item.

(11)
Discontinued operations:

  Under Norwegian GAAP, the de-merger of the Teleservice operations was given effect on January 1, 2001 whereas the legal transfer of the operations took place on October 1, 2001.

  Under U.S. GAAP, the de-merger would have been given effect as of the consummation date and the results of operations would have been included as discontinued operations through that date.

(12)
Tax benefit related to Spanish operations:

  Under Norwegian GAAP, a tax contingency is not recorded in purchase accounting when the outcome of the contingency is uncertain. If the outcome of the uncertainty becomes known in a subsequent period, an adjustment to recognize the impact is recorded as a tax expense or benefit in the statement of operations.

  Under U.S. GAAP, a tax contingency is not recorded in purchase accounting when the outcome of the contingency is uncertain. If the outcome of the uncertainty becomes known in a subsequent period, an adjustment to recognize the tax asset or liability is recorded as an adjustment to goodwill. During 2002, the outcome of a tax contingency related to the Spanish operations became known, resulting in a tax benefit of NOK 39.1 million. Under U.S. GAAP, this tax benefit would be reversed with a corresponding reduction in goodwill. This reduction in goodwill was allocated to International Operations in the U.S. GAAP purchase price allocation.

II.    Reconciliation of net income from Norwegian GAAP to U.S. GAAP:

		Predecessor		Successor
		Year ended December 31,	Period January 1, 2001 to November 15,	Period November 16, 2001 to December 31,	Year ended December 31,
	Notes	2000	2001	2001	2002
	(in NOK thousands)
Net income in accordance with Norwegian GAAP		219,892	202,188	(201,466)	(849,012)

Adjustment to U.S. GAAP:
Revenues
Revenue—delivery method	1a	10,388	(115,331)	(146,526)	—
Revenue—deferral method	1c	—	—	—	34,023
Proportionate consolidation revenues	3	126,348	(77,219)	(54,985)	(109,262)
Operating expenses
Operating expenses—delivery method	2a	43,141	942	101,242	—
Operating expenses—deferral method	2c	—	—	—	(28,258)
Goodwill amortization	4	—	—	27,626	212,662
Goodwill impairment	5	—	—	—	(33,825)
Discontinued operations	11	49,243	—	—	—
Restructuring	6	—	—	—	15,759
Proportionate consolidation operating expenses	3	114,489	86,950	39,501	219,755

Effect on operating profit		(44,612)	(104,658)	(33,143)	310,854
Proportionate consolidation	3	11,859	(9,731)	15,485	(110,493)
Hedging arrangement	7	—	—	—	(7,123)
Tax benefits for Spanish operations	12	—	—	—	(39,076)
Tax effect of U.S. GAAP adjustments	8	9,171	32,029	12,680	(4,033)

Net income before cumulative effect of a change in accounting principle		245,553	119,828	(206,445)	(699,572)
Revenue—cumulative effect of change in accounting principle, net of tax	1b	—	—	—	(563,787)
Operating expenses—cumulative effect of change in accounting principle, net of tax	2b	—	—	—	17,712

Net income in accordance with U.S. GAAP		245,553	119,828	(206,445)	(1,244,958)

29.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

III.    Reconciliation of shareholder's equity from Norwegian GAAP to U.S. GAAP:

		Successor
		December 31,	December 31,
	Notes	2001	2002
		(in NOK thousands)
Shareholder's equity in accordance with Norwegian GAAP		850,664	31,621

Adjustments for U.S. GAAP:
Revenue—delivery method	1a	(146,526)	(146,526)
Revenue—cumulative effect of change in accounting principle	1b	—	(783,037)
Revenue—deferral method	1c	—	34,023
Operating expenses—revenue recognition	2a	101,242	101,242
Operating expenses—cumulative effect of change in accounting principle	2b	—	24,600
Operating expenses—deferral method	2c	—	(28,258)
Goodwill pushdown accounting	9	229,474	229,474
Goodwill amortization	4	27,626	240,288
Goodwill impairment	5	—	(33,825)
Restructuring	6	—	15,759
Hedging arrangement	7	—	(7,123)
Tax benefit from Spanish operations	12	—	(39,076)
Tax effect of U.S. GAAP adjustments	8	12,680	221,009
Minority interest	10	(2,280)	—

Shareholder's equity in accordance with U.S. GAAP		1,072,880	(139,829)

IV.    The following table reflects the components of comprehensive income under U.S. GAAP:

	Predecessor		Successor
	Year ended December 31,	Period January 1, 2001 to November 15,	Period November 16, 2001, to December 31,	Year ended December 31,
	2000	2001	2001	2002
		(in NOK thousands)
Other comprehensive income
Net income	245,553	119,828	(206,445)	(1,244,958)
Translation adjustment	5,366	(4,617)	1,493	32,249

Comprehensive income	250,919	115,211	(204,952)	(1,212,709)

V.    Goodwill amortization

        Under NGAAP, goodwill is amortized over its estimated useful life. Under U.S. GAAP, prior to July 1, 2001, goodwill was amortized over its estimated useful life consistent with NGAAP. The Group adopted the transition provisions of SFAS No. 141, Business Combinations ("SFAS 141"), with effect from July 1, 2001. The Group also adopted the provisions of SFAS No 142, Goodwill and Other Intangible Assets ("SFAS 142"), on January 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption. As the non-amortization of goodwill provisions of SFAS 142 were effective immediately for all acquisitions after June 30, 2001, goodwill arising from the Acquisition of Findexa AS by TPG was also not amortized during 2001.

        The following table shows the results of operations as if SFAS 142 were applied to prior periods:

	Predecessor		Successor
	Year ended December 31,	Period January 1, 2001 to November 15,	Period November 16, 2001 to December 31,	Year ended December 31,
	2000	2001	2001	2002
	(in NOK thousands)
Net income as reported under U.S. GAAP	245,553	119,828	(206,445)	(1,244,958)
Add back: Goodwill amortization	24,800	33,727	—	—

Adjusted net income	270,353	153,555	(206,445)	(1,244,958)

VI.    Goodwill impairment

        Under Norwegian GAAP, goodwill is tested for impairment if there are events or circumstances suggesting there could be impairment. Impairments are evaluated at the reporting unit level, the lowest identified cash-generating unit, which has been determined to be the individual country operations. If an indication of impairment has been identified, the Group assesses the carrying value of the individual reporting units to determine the recoverable amount. The recoverable amount equals the highest of the estimated future discounted cash flows or the net estimated realizable sales price. If the recoverable amount of a reporting unit is lower than the carrying value, an impairment loss is recorded.

        Under U.S. GAAP in connection with the adoption of FAS 142, the Company has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in FAS 141. The Company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these assets over their remaining useful lives.

        As of January 1, 2002, the Company performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value. The fair value of the respective reporting units was estimated using a discounted cash flow model using market assumptions specific to each reporting unit. Upon completion of the transitional impairment test, the Company determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value.

        The Company also completed the annual impairment test required by FAS 142 during the fourth quarter of 2002, which was also performed by comparing the carrying value, including goodwill, of each reporting unit to its fair value based on discounted cash flows. For certain of the international subsidiaries the carrying value of the reporting unit exceeded the fair value. As a result, the Group was required to determine the amount of the impairment charge. This was determined by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

        Accordingly, the Group recorded an impairment of goodwill of NOK 329,021 thousand related to international operations under U.S. GAAP, compared to NOK 295,196 thousand under Norwegian GAAP. NOK 72.9 million of the difference is a result of the non-amortization of goodwill. This amount is offset by the lower goodwill balance under U.S. GAAP resulting from the reversal of the NOK 39.1 million tax asset recognized with a corresponding reduction of goodwill related to International Operations as described in adjustment (12).

        The impairment was a result of a decrease in the forecasted profitability of country reporting units within the International reporting segment. These decreases in forecasted profitability are due primarily to changes in business prospects as well as changing market conditions. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Norway	International	Total
	(in NOK millions)
Balance as of January 1, 2002	3,084	676	3,760
Purchase accounting adjustment	88	(48)	40
Goodwill acquired during the year	—	9	9
Impairment losses	—	(329)	(329)

Balance as of December 31, 2002	3,172	308	3,480

VII.    Stock Option Plan

        Under Norwegian GAAP, for the Findexa IV AS stock option plan (as described in footnote 6), no compensation cost will be recognized until it becomes probable that the options become exercisable, which is upon change in control or initial public offering.

        Under U.S. GAAP, the Group applies the intrinsic value method of APB 25 "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by SFAS 123 "Accounting for Stock Based Compensation" and other related interpretations ("SFAS 123"). Under APB 25, when the exercise price of the stock options is less than the market price of the underlying shares on date of grant, compensation expense is recognized over the related vesting period, if any. Options under the plan only become exercisable upon a change in control or initial public offering. As such, the number of shares the employee is entitled to receive is not fixed as it could be all or none of the options granted. Accordingly, the plan is accounted for as a variable plan and compensation cost must be estimated for each period from the date of grant until the number of shares becomes known. However, as of the date of grant, and as of December 31, 2002, there is no certainty as to the timing of a change in control or initial public offering or if it will occur. Accordingly, no compensation expense has been recognized for the year ended December 31, 2002. Upon the occurrence of such future events, compensation expense will be estimated and recognized.

VIII.    New US Accounting Standards:

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections ("SFAS 145"). The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002, although early application of the Statement related to the rescission of SFAS 4 is encouraged. The adoption is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by

SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Group has determined there is no impact of the adoption of SFAS 146 on our consolidated financial position, results of operations or cash flows. To the extent we have restructurings in the future, SFAS 146 may impact our financial position, results of operations and cash flows.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognized an initial liability at fair value, or market value, of the obligations it assumes under that guarantee and must disclose that on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of periods ending after December 15, 2002. The Group has determined there is no impact of adoption of FIN No. 45 on our consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after the date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. We have determined there is no impact of the adoption of FIN No. 46 on our consolidated results of operations, financial position, or cash flows.

        In January 2003, the FASB issued Emerging Issues Task Force 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 establishes an accounting model for revenue arrangements with multiple deliverables including (1) how to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting, (2) if an arrangement consists of more than one unit of accounting, how the arrangement consideration should be allocated among the separate units of accounting (3) what effect, if any, certain customer rights due to vendor nonperformance have on measurement of arrangement consideration and/or the allocation of consideration to the delivered unit(s) of accounting, (4) how to account for certain direct costs for specific deliverables, (5) the impact, if any, of customer cancellation clauses and penalties on the measurement of arrangement consideration, (6) the impact, if any, of consideration that varies as a result of future vendor actions on the measurement and/or allocation of arrangement consideration, and (7) the impact of a vendor's intent not to enforce its contractual rights in the event of customer cancellation on the measurement and/or allocation of arrangement consideration. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have not yet determined what impact, if any, the adoption of EITF 00-21 will have on our consolidated results of operations, financial position or cash flows.

Schedule 1

FINDEXA II AS

STATEMENTS OF LOSS

	Notes	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
		(in NOK thousands)
Other operating expenses		—	4,597

Operating loss		—	(4,597)
Interest income		33,958	336,459
Interest expense	1	(34,535)	(343,693)
Other financial expenses		(4,224)	(2,687)
Share of loss from Findexa I AS		(197,940)	(838,560)

Loss before taxes		(202,741)	(853,078)
Tax benefit	2	1,275	4,066

Net loss		(201,466)	(849,012)

The accompanying notes are an integral part of these financial statements.

Schedule 1

FINDEXA II AS

BALANCE SHEETS

	Notes	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
ASSETS
Intangible assets	3	40,965	36,574
Financial assets	4	3,079,837	2,693,889

Total fixed assets		3,120,802	2,730,463

Current receivables	5	357,468	42,747
Cash and cash equivalents		14	687

Total current assets		357,482	43,434

Total assets		3,478,284	2,773,897

EQUITY AND LIABILITIES
Equity
Shareholder's equity		848,384	31,621

Total equity		848,384	31,621

Liabilities
Long-term interest-bearing liabilities	6	2,594,456	2,697,792

Total long-term liabilities		2,594,456	2,697,792

Short-term non-interest-bearing liabilities	7	35,444	44,484

Total short-term liabilities		35,444	44,484

Total equity and liabilities		3,478,284	2,773,897

The accompanying notes are an integral part of these financial statements.

Schedule 1

FINDEXA II AS

STATEMENTS OF CASH FLOWS

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Cash flows from operating activities
Loss before taxes	(202,741)	(853,078)
Share of loss from Findexa I AS	197,940	838,560
Amortization of debt issuance costs	234	3,474
Changes in accruals	1,603	11,717

Net cash flows from operating activities	(2,964)	673

Cash flows from investing activities
Issuance of loan to Findexa I AS	(2,551,554)	—
Investment in Findexa I AS	(1,048,357)	—

Net cash flows from investing activities	(3,599,911)	—

Cash flows from financing activities
Proceeds from issuance of shares	1,048,357	—
Proceeds from interest bearing liabilities	2,594,456	—
Payment of debt issuance costs	(39,924)	—

Net cash flows from financing activities	3,602,889	—

Net change in cash and cash equivalents	14	673

Cash and cash equivalents as at inception (September 10, 2001)	—	—

Cash and cash equivalents at beginning of the period	—	14

Cash and cash equivalents at the end of the period	14	687

The accompanying notes are an integral part of these financial statements.

Schedule 1

FINDEXA II AS

STATEMENT OF SHAREHOLDER'S EQUITY

	Number of Shares(1)	Nominal Amount in NOK	Share Capital	Additional paid in Capital	Retained Earnings/ Accumulated Deficit	Cumulative Translation Adjustment	Total
	(in NOK thousands, except share amounts)
Issue of share capital	10,582,000	1	10,582	1,037,775	—	—	1,048,357
Net loss	—	—	—	—	(201,466)	—	(201,466)
Translation adjustment	—	—	—	—	—	1,493	1,493

Balance as of December 31, 2001	10,582,000	1	10,582	1,037,775	(201,466)	1,493	848,384

Net loss	—	—	—	—	(849,012)	—	(849,012)
Translation adjustment	—	—	—	—	—	32,249	32,249

Balance as of December 31, 2002	10,582,000	1	10,582	1,037,775	(1,050,478)	33,742	31,621

(1)
Only one class of shares. All shares have equal voting and dividend rights. There are no additional shares authorized for issuance.

The accompanying notes are an integral part of these financial statements.

Schedule 1

FINDEXA II AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

        These condensed financial statements of the Findexa II AS have been prepared using the same accounting principles as set out in our consolidated financial statements for the period November 16, 2001 to December 31, 2001 and for the year ended December 31, 2002, except that Findexa I AS and its subsidiaries are not consolidated but instead are accounted for using the equity method.

Schedule 1

FINDEXA II AS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1.    INTEREST EXPENSE

        Interest expense includes amortization of debt issuance costs of NOK 234 thousand and NOK 3,474 thousand for the period November 16, 2001 to December 31, 2001, and for the year ended December 31, 2002, respectively.

2.    INCOME TAXES

        The income tax benefit of NOK 1,275 thousand for the period November 16, 2001 to December 31, 2001, includes Norwegian deferred taxes only. These deferred taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts. For the year ended 2002, a tax benefit on Norwegian income amounted to NOK 4,983 thousand, while changes in deferred tax amounted to NOK 917.

3.    INTANGIBLE ASSETS

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Debt issuance costs	39,690	36,216
Deferred tax assets	1,275	358

Total intangible assets	40,965	36,574

4.    FINANCIAL ASSETS

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Investment in Findexa I AS	528,293	32,543
Deferred interest shareholder loan to Findexa I AS	219,261	222,874
Shareholder loans to Findexa I AS	2,332,283	2,438,472

Total financial assets	3,079,837	2,693,889

        Investment in associated company is as follows:

Company	Shares Owned in %	Book Value at November 16, 2001	Adjustment To Last Years Dividend/Group Contribution	Share of Profit After Tax	Group Contribution	Equity and Translations Adjustments	Book Value at December 31, 2001
Findexa I AS	100.0	1,048,357	—	(197,940)	(323,519)	1,395	528,293
Company	Shares Owned in %	Book Value at December 31, 2001	Adjustment to Last Years Dividend/Group Contribution	Share of Profit After Tax	Group Contribution	Equity and Translations Adjustments	Book Value at December 31, 2002
Findexa I AS	100.0	528,293	323,519	(838,560)	(12,918)	32,209	32,543

        In November 2001, Findexa II AS issued a deferred interest shareholder loan with a principle amount of Euro 26.6 million and bears interest at a fixed interest rate at 14.5%. This interest is deferred until a specified adjusted EBITDA (as defined in the deferred interest shareholder loan agreement)/consolidated interest expense rate is at least 2.0 to 1.0. Thereafter interest is payable in cash semi-annually on June 1, and December 1. The loan matures on June 1, 2012.

        In November 2001, Findexa II AS issued a shareholder loan of NOK 1,219 million, which accrues interest at a fixed interest rate of 15% per annum compounded semi-annually. This loan matures and cannot be repaid prior to the later of June 1, 2013 or the 180th day following repayment of the senior credit facilities. This loan does not amortize or earn cash interest before June 1, 2013.

        In December 2001, Findexa II AS issued a shareholder loan having a principle of Euro 139.7 million. The loan matures on December 1, 2011 and bears interest at a fixed interest rate of 10.25% payable semi-annually in arrears.

5.    CURRENT RECEIVABLES

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Group contribution	323,519	17,941
Accrued interest receivable	33,949	24,736
Other	—	70

Total current receivables	357,468	42,747

6.    LONG-TERM INTEREST-BEARING LIABILITIES

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Senior notes	1,156,158	1,055,962
Subordinated deferred interest notes(1)	219,271	230,361
Subordinated shareholder loans(1)	1,219,027	1,411,469

Total long-term interest-bearing liabilities	2,594,456	2,697,792

(1)
Compounded interest has been included for the Subordinated deferred interest notes and the Subordinated shareholder loans with the amount of NOK 31,629 thousand and NOK 192,442 thousand respectively, as of the compounding date of November 15, 2002.

        See Findexa II AS consolidated financial statements, Note 19, for a description of these liabilities. All of these liabilities are due after 2007.

        Maturities of Findexa II AS's interest-bearing liabilities are as follows:

Year	Installment
(in NOK thousands)
2003	—
2004	—
2005	—
2006	—
2007	—
2008 and later	2,697,792

Total interest-bearing liabilities	2,697,792

7.    SHORT-TERM NON-INTEREST-BEARING LIABILITIES

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Accounts payable	—	415
Interest accrued	34,301	40,969
Other accrued expenses	1,143	3,100

Short-term non-interest-bearing liabilities	35,444	44,484

8.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        See Findexa II AS consolidated financial statements, Note 29, for a description of the principle differences of Findexa's accounting principles under Norwegian GAAP and U.S. GAAP and adjustments.

I.    Reconciliation of net income from Norwegian GAAP to U.S. GAAP:

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
Net loss in accordance with Norwegian GAAP	(201,466)	(849,012)
Adjustment for U.S. GAAP differences	(4,979)	(395,946)

Net income in accordance with U.S. GAAP	(206,445)	(1,244,958)

II.    Reconciliation of shareholder's equity from Norwegian GAAP to U.S. GAAP:

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
Shareholder's equity in accordance with Norwegian GAAP	848,384	31,621
Adjustments for U.S. GAAP	224,496	(171,450)

Shareholder's equity in accordance with U.S. GAAP	1,072,880	(139,829)

III.  The following table reflects the components of comprehensive income under U.S. GAAP:

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
Other comprehensive income
Net income	(206,445)	(1,244,958)
Translation adjustment	1,493	32,249

Comprehensive income	(204,952)	(1,212,709)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Findexa I AS:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of profit and loss, of cash flows and of changes in shareholder's equity present fairly, in all material respects, the financial position of Findexa I AS and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Norway. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the period November 16, 2001 to December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated March 27, 2002.

        Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and the determination of consolidated shareholder's equity at December 31, 2002 to the extent summarized in Note 29 of the consolidated financial statements.

        As discussed above, the financial statements of Findexa I AS and subsidiaries as of December 31, 2001, and for the period November 16, 2001 to December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 29, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company effective January 1, 2002. In our opinion, these disclosures in Note 29 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the financial statements for the period November 16, 2001 to December 31, 2001 of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the period November 16, 2001 to December 31, 2001 taken as a whole.

PricewaterhouseCoopers DA

Oslo, Norway
April 30, 2003

The following report is a copy of a report previously issued by Arthur Andersen & Co. and has not been reissued by Arthur Andersen & Co.

REPORT OF INDEPENDENT ACCOUNTANTS

To the shareholder of Findexa I AS:

        We have audited the accompanying consolidated balance sheet of Findexa I AS and its subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statement of loss, shareholder's equity and cash flows for the period November 16, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management and have been prepared on the basis as set out in Note 1. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the related consolidated statements of loss, shareholder's equity and cash flow for the period November 16, 2001 to December 31, 2001 then ended in conformity with generally accepted accounting principles in Norway.

        Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Norway, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net loss and shareholder's equity to US generally accepted accounting principles is set forth in Note 27.

Arthur Andersen & Co.
Oslo, Norway, March 27, 2002

FINDEXA I AS

CONSOLIDATED STATEMENTS OF LOSS

	Notes	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
		(in NOK thousands)
Operating revenue	2	269,528	2,022,766
Gain on disposal of fixed assets and operations	1	431	394

Total revenue		269,959	2,023,160

Cost of materials and printing	4	40,579	215,338
Salaries and personnel costs	5, 6	130,848	651,217
Other operating expenses	7	158,677	784,269
Loss on disposal of fixed assets and operations	1	—	3,245
Depreciation and amortization	12, 13	84,447	627,041
Impairment of fixed assets	8, 13	797	810
Impairment of goodwill	8, 12	—	295,196

Total operating expenses		415,348	2,577,116

Operating profit		(145,389)	(553,956)

Income (loss) from associated companies		(5,917)	5,241
Financial income	10	3,603	156,861
Financial expenses	10	(111,033)	(601,887)

Net financial items		(107,430)	(445,026)
Loss before taxes and minority interests		(258,736)	(993,741)
Tax benefit	11	60,492	154,492

Net loss before minority interests		(198,244)	(839,249)
Minority interests	27	304	689

Net loss		(197,940)	(838,560)

The accompanying notes are an integral part of these financial statements.

FINDEXA I AS

CONSOLIDATED BALANCE SHEETS

	Notes	At December 31, 2001	At December 31, 2002
		(in NOK thousands)
ASSETS
Intangible assets	12	5,946,446	5,121,326
Tangible assets	13	53,208	51,081
Financial assets	14	44,562	44,403

Total fixed assets	2	6,044,216	5,216,810

Inventories and work in progress		74,348	35,387
Current receivables	17	663,624	440,420
Cash and cash equivalents	25	336,478	448,171

Total current assets		1,074,450	923,978

Total assets	2	7,118,666	6,140,788

EQUITY AND LIABILITIES
Equity
Shareholder's equity		530,573	32,543

Total equity		530,573	32,543

Liabilities
Provisions	18	686,776	522,507
Long-term interest-bearing liabilities	19	4,785,436	4,741,639

Total long-term liabilities		5,472,212	5,264,146

Short-term interest-bearing liabilities	19	75,076	168,293
Short-term non-interest-bearing liabilities	20	1,040,805	675,806

Total short-term liabilities		1,115,881	844,099

Total equity and liabilities		7,118,666	6,140,788

Guarantees, contingencies, commitments and contractual obligations	21, 22

The accompanying notes are an integral part of these financial statements.

FINDEXA I AS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
		(in NOK thousands)
Cash flows from operating activities
Loss before taxes and minority interest		(258,736)	(993,741)
Taxes paid		—	(97,828)
Net (gain) loss from sale of fixed assets and operations		(431)	2,851
Loss from associated companies		5,917	(5,241)
Depreciation, amortization and impairments of fixed assets		85,244	923,047
Bad debt expense		4,700	57,086
Amortization of debt issuance costs		1,832	11,722
Changes in accounts receivables and prepayments from customers		20,143	104,990
Changes in accounts payable, prepaid expenses and inventory		140,317	140,486
Changes in other accruals		(10,476)	141,850

Net cash flows from (used in) operating activities		(11,490)	285,222

Cash flows from investing activities
Proceeds from sale of tangible and intangible assets		—	12,706
Purchase of tangible and intangible assets		(9,446)	(28,141)
Net cash paid on disposal of subsidiaries and investments		—	(331)
Cash paid on acquisitions of subsidiaries and joint ventures, net of cash received	25	(5,026,386)	(99,124)

Net cash flows from investing activities		(5,035,832)	(114,890)

Cash flows from financing activities
Proceeds from interest-bearing liabilities		5,961,113	21,734
Payment of debt issuance costs		(54,863)	—
Payment of interest bearing liabilities		(1,110,000)	(77,461)
Proceeds from new equity from shareholder		1,048,357	—
Payment on long-term liabilities		(792)	—
Payment of group contribution (dividend to shareholder)		(460,000)	—

Net cash flows from (used in) financing activities		5,383,815	(55,727)

Effect on cash and cash equivalents of changes in foreign exchange rates		(15)	(2,912)

Net change in cash and cash equivalents		336,478	111,693

Cash and cash equivalents at the beginning of the period		—	336,478

Cash and cash equivalents at the end of the period		336,478	448,171

The accompanying notes are an integral part of these financial statements.

FINDEXA I AS

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

	Notes	Number of Shares(1)	Nominal Amount in NOK	Share Capital	Additional paid in Capital	Retained Earnings/ Accumulated Deficit	Minority Interest	Cumulative Translation Adjustment	Total
	(in NOK thousands, except share amounts)
Issue of share capital	1	10,582,000	1	10,582	1,037,775	—	—	—	1,048,357
Minority interest as of November 16, 2001		—	—	—	—	—	2,583	—	2,583
Net loss		—	—	—	—	(197,940)	—	—	(197,940)
Minority interest loss		—	—	—	—	—	(304)	—	(304)
Group contribution (dividend to shareholder)		—	—	—	—	(323,519)	—	—	(323,519)
Translation adjustment		—	—	—	—	—	1	1,395	1,396

Balance as of December 31, 2001		10,582,000	1	10,582	1,037,775	(521,459)	2,280	1,395	530,573

Adjustment to group contribution accrued in 2001		—	—	—	—	323,519	—	—	323,519
Net loss		—	—	—	—	(838,560)	—	—	(838,560)
Minority interest loss		—	—	—	—	—	(689)	—	(689)
Purchase of minority interest		—	—	—	—	—	(1,591)	—	(1,591)
Group contribution (dividend to shareholder)		—	—	—	—	(12,918)	—	—	(12,918)
Translation adjustment		—	—	—	—	—	—	32,209	32,209

Balance as of December 31, 2002		10,582,000	1	10,582	1,037,775	(1,049,418)	—	33,604	32,543

(1)
Only one class of shares. All shares have equal voting and dividend rights. There are no additional shares authorized for issuance.

The accompanying notes are an integral part of these financial statements.

FINDEXA I AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

        Findexa I AS (the "Company") is a wholly-owned subsidiary of Findexa II AS. The separate financial statements of the Company and its subsidiaries have been included since the Company has guaranteed the senior notes of its parent company on a subordinated basis. The consolidated financial statements of Findexa II AS are included on pages F-5 to F-60. The parent company of the Company has no operations, assets or liabilities of its own other than investment in Findexa I AS and the senior notes and the 14.5% deferred interest notes the related debt issuance costs and the shareholder loan from Findexa III AS. These notes are described in Note 19 of the notes to the consolidated financial statements of Findexa II AS. The proceeds of these loans have been loaned to Findexa I AS and are described in Note 19. As a result, the "Summary of Significant Accounting Policies" and certain financial statements footnotes of Findexa II AS are equally applicable to the Company as are references to "Findexa II AS" in those footnotes.

        On September 10, 2001, Findexa I AS was established as a company in Norway for the purpose of acquiring shares in Findexa AS (formerly known as Telenor Media AS). The purchase of shares and assets of Findexa although Findexa I AS was established on September 10, 2001. There were only insignificant transactions from the date of inception through the date of the Acquisition. As a result, only the period from November 16, 2001 to December 31, 2001, and the year ended December 31, 2002, have been presented (hereafter referred to as "the Acquisition).

        The Group's accounting principles under generally accepted accounting principles in Norway (Norwegian GAAP) differ, in certain material respects, from United States generally accepted accounting principles (U.S. GAAP). The differences and the approximate related effects on the Group's net income and shareholder's equity are set forth in Note 29.

FINDEXA I AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ACQUISITIONS AND DISPOSALS—See Findexa II AS, Note 1.

2.    GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS—See Findexa II AS Note 2, except as noted below:

        Assets by geographical location of the company:

	At December 31,		At December 31,
	2001	2002	2001	2002
	Fixed assets		Total assets
	(in NOK thousands)
Norway	5,551,582	5,096,684	6,356,040	5,777,772
Western Europe(1)	602,000	292,905	777,367	429,838
Central Europe(2)	158,668	50,581	220,225	100,987
Eastern Europe(3)	69,031	113,443	128,636	173,492
Intercompany eliminations	(337,065)	(336,803)	(363,602)	(341,301)

Total assets	6,044,216	5,216,810	7,118,666	6,140,788

(1)
Comprises Finland, France and Spain.

(2)
Comprises Poland and the Czech Republic.

(3)
Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

3.    BUSINESS SEGMENTS

      Findexa operates in two business segments: Directories—Norway (Norway), the Group's directory services in Norway, and International Operations (International), the Group's directory services outside Norway.

        The business segments Findexa reported below are consistent with reporting to the group management and Board of Directors. The primary measures for assessing performance and allocating resources and revenue and operating profit (loss).

Operating results

	Period November 16, 2001 to December 31, 2001
	Norway	International	Total
	(in NOK thousands)
Operating revenue	64,495	205,033	269,528
Gain on disposal of fixed assets and operations	—	431	431

Total Revenue	64,495	205,464	269,959

Cost of materials and printing	4,873	35,706	40,579
Salaries and personnel costs	38,722	92,126	130,848
Other operating expenses	59,611	99,066	158,677
Depreciation and amortization	69,978	14,469	84,447
Impairment of fixed assets	660	137	797

Total operating expenses	173,844	241,504	415,348

Operating (loss)	(109,349)	(36,040)	(145,389)

Income from associated companies	(5,917)	—	(5,917)
Capital expenditures in fixed assets	7,052	2,394	9,446
	Year ended December 31, 2002
	Norway	International	Total
	(in NOK thousands)
Operating revenue	1,531,546	491,220	2,022,766
Gain on disposal of fixed assets and operations	—	394	394

Total Revenue	1,531,546	491,614	2,023,160

Cost of materials and printing	120,409	94,929	215,338
Salaries and personnel costs	399,395	251,822	651,217
Other operating expenses	571,489	212,780	784,269
Loss on disposition of assets and operations	—	3,245	3,245
Depreciation and amortization	539,262	87,779	627,041
Impairment of fixed assets	661	149	810
Impairment of goodwill	—	295,196	295,196

Total operating expenses	1,631,216	945,900	2,577,116

Operating (loss)	(99,670)	(454,286)	(553,956)

Income from associated companies	5,241	—	5,241
Capital expenditures in fixed assets	16,287	11,314	28,141

Balance Sheet and Investments

	Year ended December 31, 2001
	Norway	International	Intercompany	Total
	(in NOK thousands)
Fixed assets (excl. associated companies)	5,720,750	825,957	(523,183)	6,023,524
Current assets	749,302	453,494	(128,346)	1,074,450
Associated companies	20,692	—	—	20,692

Total assets	6,490,744	1,279,451	(651,529)	7,118,666

Long-term liabilities incl. provisions	5,421,792	573,603	(523,183)	5,472,212
Short-term liabilities	893,935	350,292	(128,346)	1,115,881

Total liabilities	6,315,727	923,895	(651,529)	6,588,093

Net deferred tax assets	635,261	23,174	—	658,435
	Year ended December 31, 2002
	Norway	International	Intercompany	Total
	(in NOK thousands)
Fixed assets (excl. associated companies)	5,370,705	442,909	(622,737)	5,190,877
Current assets	663,093	285,110	(24,225)	923,978
Associated companies	25,933	—	—	25,933

Total assets	6,059,731	728,019	(646,962)	6,140,788

Long-term liabilities incl. provisions	5,214,873	672,010	(622,737)	5,264,146
Short-term liabilities	558,880	309,444	(24,225)	844,099

Total liabilities	5,773,753	981,454	(646,962)	6,108,245

Net deferred tax liability	464,339	30,020	—	494,359

4.    COST OF MATERIALS AND PRINTING—See Findexa II AS, Note 4.

5.    PENSION OBLIGATIONS—See Findexa II AS, Note 5.

6.    SALARIES AND PERSONNEL COSTS—See Findexa II AS, Note 6.

7.    OTHER OPERATING EXPENSES

	Predecessor	Succesor
	Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Cost of premises, vehicles, office equipment, etc	96,123	13,732	108,270
Travel and travel allowances	40,692	14,485	39,596
Marketing and advertising	70,459	22,709	84,280
Bad debt	56,349	4,700	57,086
Distribution	68,584	18,432	64,398
Management fee to Telenor	21,000	—	—
Consultancy fees and hired personnel	89,334	13,497	99,785
Invoicing and database services rendered from Telenor	26,755	184	27,815
Margin on work in progress(1)	—	48,858	179,548
Other	111,428	22,080	123,491

Total other operating expenses	580,724	158,677	784,269

(1)
In connection with the Acquisition and the purchase price allocation, we increased our directories in progress balance to reflect the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date. As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense.

8.    IMPAIRMENT OF GOODWILL AND FIXED ASSETS—See Findexa II AS, Note 8.

9.    SOFTWARE DEVELOPMENT COSTS—See Findexa II AS, Note 9.

10.    FINANCIAL INCOME AND EXPENSES

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Interest income	3,389	34,532
Foreign currency gains(1)	—	121,703
Other financial income	214	626

Total financial income	3,603	156,861

Interest expense(2)	83,741	561,611
Foreign currency losses	25,097	30,687
Other financial expenses	2,195	9,589

Total financial expenses	111,033	601,887

Net financial items	(107,430)	(445,026)

(1)
Foreign currency gains for 2002 are primarily related to the conversion of the push down of senior notes and subordinated deferred interest notes form Findexa II, which are denominated in Euro.

(2)
Interest expense includes interest expense on the senior notes of NOK 108,220 thousand, interest expense on subordinated deferred interest notes of NOK 30,748 thousand, interest expense on the senior credit facilities of NOK 206,172 thousand and interest expense on the subordinated shareholder loan of NOK 196,130 thousand for 2002. Debt issuance costs related to the senior credit facilities and subordinated deferred interest notes are amortized over the loan period and were expensed with the total amount of NOK 1,832 thousand and NOK 11,722 thousand for the period November 16, 2001 to December 31, 2001 and 2002, respectively.

11.    TAXES—See Findexa II AS, Note 11, except as noted below:

      Income tax expense consists of the following:

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Loss before taxes and minority interest
Norway	(233,911)	(919,395)
Outside Norway(1)	(24,825)	(74,346)

Total loss before taxes and minority interest	(258,736)	(993,741)

Taxes
Tax (expense) benefit on Norwegian income	(77,471)	6,832
Changes in deferred taxes	7,372	(168,767)
Taxes payable outside Norway	9,607	7,443

Total tax expense	(60,492)	(154,492)

        Below is a reconciliation of total income tax expense during the period to income tax expense at the statutory income tax rate in Norway:

	Period November 16, 2001 to December 31, 2001	Year ended December 31, 2002
	(in NOK thousands)
Expected income taxes according to statutory tax rate (28%)(2)	(72,446)	(278,247)
Tax-differences abroad	(1,235)	(2,752)
Valuation allowance recorded on net losses from joint ventures and subsidiaries abroad	4,792	26,610
Non-deductible expenses/Non-taxable income	995	8,435
Tax savings from restructuring(3)	—	(51,024)
Amortization of goodwill	7,874	142,200
Other	(472)	286

Income tax expense	(60,492)	(154,492)

Effective tax rate in %	23.4	15.6

(1)
Includes joint venture companies outside Norway.

(2)
Norwegian nominal statutory tax rate is 28%.

(3)
In 2002, a tax saving of NOK 51,024 thousand was realized from the tax restructuring of the international operations and loss on discontinuation of Spain.

	At December 31, 2001		At December 31, 2002
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
		(in NOK thousands)
Tangible and intangible assets	—	640,992	7,818	545,043
Other long-term items	6,069	10,605	51,495	35,594

Total long-term assets and liabilities	6,069	651,597	59,313	580,637

Current assets	—	31,931	19,127	3,093
Current liabilities	17,335	—	22,277	—

Total current assets and liabilities	17,335	31,931	41,404	3,093

Taxable losses carried forward	101,149	—	106,982	—
Valuation allowance	(99,460)	—	(113,677)	—

Deferred tax liability and assets	25,093	683,528	94,022	583,730

Net deferred tax assets (liabilities) as of December 31	—	(658,435)	4,651	(494,359)

12.    INTANGIBLE ASSETS

	Net Book Value At December 31, 2001	Net Book Value At December 31, 2002
	(in NOK thousands)
Goodwill	3,502,637	3,083,116
Advertiser lists	1,070,559	814,334
Brand names	1,090,972	1,031,313
Other intangible assets	152,998	99,946
Software	76,249	46,657
Debt issuance costs	53,031	41,309
Deferred tax asset	—	4,651

Total intangible assets	5,946,446	5,121,326

13.    TANGIBLE ASSETS—See Findexa II AS, Note 13.

14.    FINANCIAL ASSETS—Findexa II AS, Note 14.

15.    SHARES IN SUBSIDIARIES

Company	Registered office	Shares owned	Voting rights	Shares pledged(1)
Findexa Group AS	Norway	100.00%	100.00%
Findexa Holding AS	Norway	100.00%	100.00%	3,810 million
Findexa AS	Norway	100.00%	100.00%	860 million
BizKit AS	Norway	100.00%	100.00%	860 million
Gule Sider AS	Norway	100.00%	100.00%	860 million
Telefonkatalogens Gule Sider AS	Norway	100.00%	100.00%	860 million
Gule Sider Internett AS	Norway	100.00%	100.00%	860 million
Publishing AS	Norway	100.00%	100.00%	860 million
Kvalex AS	Norway	100.00%	100.00%	860 million
Findexa East Holding AS	Norway	100.00%	100.00%	860 million
Bedriftskatalogen AS	Norway	100.00%	100.00%	860 million
Lokalveiviseren Informasjonsforlaget AS	Norway	100.00%	100.00%	860 million
Ditt Distrikt AS	Norway	100.00%	100.00%
Kartforlaget AS	Norway	100.00%	100.00%
Forvaltningsforlaget ANS	Norway	100.00%	100.00%
Findexa Belgium SCA	Belgium	99.99%	99.99%
OY Findexa AB	Finland	60.00%	60.00%
Findexa Interinfo Finland OY	Finland	100.00%	100.00%
Findexa Holding France SA	France	99.99%	99.99%
Soleil Publicitè S.A.	France	99.90%	99.90%
Annuaires Telephonique De Bretagne S.A.	France	100.00%	100.00%
Annuare Phone Edition Holding S.A.	France	98.10%	98.10%
Annuare Toulousain S.A.	France	99.00%	99.00%
Nord Communication Annuiares S.A.	France	99.90%	99.90%

Communication Media Annuiares S.A.	France	99.00%	99.00%
Littoral Communication Annuiares S.A.	France	99.00%	99.00%
Findexa Eesti AS	Estonia	100.00%	100.00%
Interinfo Latvija SIA	Latvia	100.00%	100.00%
Findexa Lietuva UAB	Lithuania	100.00%	100.00%
Findexa Luxembourg SaRL	Luxembourg	100.00%	100.00%
Telenor Media Polska SP. z.o.o	Poland	100.00%	100.00%
Nord Trans Biuro Reklam Sp.z.o.o.	Poland	86.74%	86.74%
OOO Directoria	Russia	100.00%	100.00%
ZAO Euroadress	Russia	100.00%	100.00%
OOO Directoria Sever	Russia	100.00%	100.00%
Agendas Telefonicas Fxa España Holding SA	Spain	100.00%	100.00%
Tureles Portonovo Lein SA	Spain	100.00%	100.00%
Nord Trans Handelshus AB	Sweden	100.00%	100.00%
Findexa Ukraine Ltd	Ukraine	100.00%	100.00%

(1)
Shares pledged state that shares in the subsidiary are pledged for loans up to the maximum amount. All pledged shares are regarding long term loan from Citibank International PLC described in Note 19.

16.    JOINT VENTURES—Findexa II AS, Note 16.

17.    CURRENT RECEIVABLES

	At December 31,
	2001	2002
	(in NOK thousands)
Accounts receivable
Accounts receivable	476,616	357,406
Provision for bad debt	(133,458)	(112,352)

Total accounts receivables	343,158	245,054

Prepaid expenses and accrued revenue
Prepaid expenses	300,734	136,499
Accrued revenue	2,202	7,838

Total prepaid expenses and accrued revenue	302,936	144,337

Other current receivables
Receivables from employees	1,895	1,386
Other short-term receivables	15,635	49,643

Total other current receivables	17,530	51,029

Total current receivables	663,624	440,420

18.    PROVISIONS

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Net deferred tax liability	658,435	494,359
Net pension plan liability	16,765	14,287
Other provisions	11,576	13,861

Total provisions	686,776	522,507

19.    INTEREST-BEARING LIABILITIES—See Findexa II AS Note 19, except as noted below:

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Short-term interest bearing liabilities	75,076	168,293

Loan from joint venture partner	8,058	5,045
Term loan A	1,650,000	1,500,000
Term loan B	575,000	575,000
Senior notes	1,114,085	1,017,536
Subordinated deferred interest notes(1)	208,013	222,874
Subordinated shareholder loans(1)	1,219,027	1,411,469
Other	11,253	9,715

Long-term interest bearing liabilities	4,785,436	4,741,639

Total interest bearing liabilities	4,860,512	4,909,932

(1)
Compounded interest has been included for the Subordinated deferred interest notes and the Subordinated shareholder loans with the amount of NOK 30,562 thousand and NOK 192,442 thousand, respectively, as of the compounding date of November 15, 2002.

        Findexa I AS has restrictions on its ability to pay dividends to Findexa II AS. Dividends can only be paid for specific items such as administrative fees and interest costs.

        The Group obtained bridge financing in the amount of NOK 1,110 million under the subordinated bridging loan from certain banks and lenders with Citibank International plc as the facility agent. Fees of NOK 9.7 million were expensed during the period November 16, 2001 to December 31, 2001.

        The Group obtained a NOK 400 million revolving loan from Citibank International. The revolving loan facility will cease to be available for drawing on February 29, 2008, and all advances then outstanding under it will be due March 31, 2008. As of December 31, 2002, no amounts had been drawn on the revolving loan facility. The Group incurs annual fees at a fixed rate of 0.75%, calculated on the basis of the total loan facility and has expensed NOK 0.4 million and NOK 3.0 million in the period November 16, 2001 to December 31, 2001 and 2002, respectively.

        Findexa I AS obtained a subordinated shareholder loan from Findexa II AS of NOK 1,219 million which accrues interest at a fixed interest rate of 15% per annum. This loan matures and cannot be repaid prior to the later of June 1, 2013 or the 180th day following repayment of the senior credit facilities. These loans do not amortize or bear cash interest before June 1, 2013.

        Findexa I AS obtained proceeds from the Group's subordinated deferred interest shareholder loans with a principle amount of Euro 27.5 million (for which the Group received proceeds of NOK 215 million on November 16, 2001) and which Findexa I AS received NOK 208 million. The loan bears interest at a fixed interest rate at 14.5%. This interest is deferred until a specified adjusted EBITDA (as defined in the indenture)/consolidated interest expense rate is at least 2.0 to 1.0. Thereafter interest is payable in cash on June 1 and December 1. The loan matures on June 1, 2012. This loan had an effective annualized interest rate of 14.50% and 14.78% for the period November 16, 2001 to December 31, 2001 and 2002, respectively.

        In December 2001, Findexa I AS received proceeds from the Group's €145 million loan to replace the NOK 1,110 million bridge financing for which the Group received proceeds of NOK 1,160 million, and which Findexa I AS received NOK 1,119, on December 10, 2001. The loan matures on December 1, 2011, and bears interest at a fixed interest rate of 10.25% payable semi-annually in arrears. This loan had an effective annualized interest rate of 10.25% and 9.67% for the month of December 31, 2001 and the year 2002, respectively.

        Maturities of the Company's interest-bearing liabilities as of December 31, 2002, are as follows:

Year	Installment
(in NOK thousands)
2003	168,293
2004	235,293
2005	300,000
2006	325,000
2007	400,000
2008 and later	3,481,346

Total long-term interest bearing liabilities	4,909,932

20.    SHORT-TERM NON-INTEREST-BEARING LIABILITIES

	At December 31, 2001	At December 31, 2002
	(in NOK thousands)
Accounts payable	104,152	111,592
Group contribution (dividend to shareholder)	323,519	17,941
Accrued VAT, social security, withheld taxes from employees, etc.	155,226	80,852
Taxes payable	96,243	8,801
Accrued interest expense	52,018	78,169
Other accrued expenses	124,680	113,081
Deferred revenue	105,774	169,744
Allowance for customer complaints	24,842	23,922
Other short-term liabilities	54,291	71,704

Total short-term non-interest bearing liabilities	1,040,805	675,806

FINDEXA I AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.    GUARANTEES—See Findexa II AS, Note 21.

22.    CONTINGENCIES, COMMITMENTS AND CONTRACTUAL OBLIGATIONS—See Findexa II AS, Note 22.

23.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT—See Findexa II AS, Note 23.

24.    RELATED PARTIES—see Findexa II AS, Note 24.

25.    ADDITIONAL INFORMATION ABOUT CASH AND CASH FLOWS—See Findexa II AS, Note 25.

26.    ADDITIONAL INFORMATION ABOUT DISCONTINUED OPERATIONS—See Findexa II AS, Note 26.

27.    MINORITY INTERESTS—See Findexa II AS, Note 27.

28.    INTERNATIONAL RESTRUCTURING—See Findexa II AS, Note 28.

29.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Group's consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from U.S. GAAP. The principal differences between the Group's accounting principles under Norwegian GAAP and U.S. GAAP for the period from November 16, 2001 to December 31, 2001 and the year ended December 31, 2002, are set out below:

  I.    Description of Adjustments:

    (1)
    Revenue recognition:

      For November 16, 2001 to December 31, 2001:

      (a)
      Delivery method: Under Norwegian GAAP, revenue and costs related to directory publications are recognized at the time distribution of the individual directory commences. Under U.S. GAAP, performance has to be substantially complete before revenue can be recognized, therefore revenue from the printed directories can only be recognized when the distribution of the related directories is complete.

        Basic listings and advertisements in the printed directories, Internet listings and Talking Yellow Pages listings are often sold through combined offerings. Under Norwegian GAAP, revenues from combined offerings are recognized based on management's best estimate of the fair market value of the individual brands and recognized according to the distribution of the individual directories within the various brands and over the term of the contract for Internet and Talking Yellow Pages listing (normally 12 months).

        Under U.S. GAAP, combined offerings represent a multiple element arrangement, and each element satisfies the criteria of a separate earnings process. In some of these offerings, from 1999 and onwards, supportable fair market value did not exist for all the individual elements as defined by U.S. GAAP, the main reason being that these elements were no longer sold on a stand-alone basis. Therefore, under U.S. GAAP, revenues from these combined offerings should be deferred over the term of the associated Internet or Talking Yellow Pages listing. Revenue recognition starts at the time the printed directories are published and revenue is recognized ratably over the term of the contract.

      For November 16, 2001 to December 31, 2002:

      (b)
      Cumulative Effect of Change in Accounting Principle:

        In 2002, the Group changed its accounting policy under U.S. GAAP for revenue and cost recognition for directories publications. Prior to 2002, revenue and costs related to directories publications were recognized when all distribution of the related directory was complete. Effective January 1, 2002, the Group began to recognize revenue and costs related to directories publications on the deferral method. Under the deferral method, revenue and costs related to directories publications are recognized ratably over the life of each directory, which is typically twelve months. The deferral method is considered by management to be a more appropriate method of recognizing revenues and reflects development in industry practice. The cumulative effect of this change in accounting principle is shown separately in the reconciliation of net income for the year ended December 31, 2002 and results in a debit to profit and loss of NOK 546.1 million, net of taxes, in 2002. The cumulative effect of this change as of January 1, 2002 on the Group's consolidated balance sheet was to increase deferred revenue by NOK 783.0 million, to increase deferred costs by NOK 24.6 million and to decrease net deferred tax liabilities by NOK 212.3 million.

        If the deferral method had been applied retroactively, the unaudited pro forma U.S. GAAP income before cumulative effect of a change in accounting principle for the period November 16, 2001 to December 31, 2001 would have been as follows:

Period November 16, 2001 to December 31, 2001
Unaudited pro forma net (loss)	(260,574)
      (d)
      Deferral Method:

        Under Norwegian GAAP, revenue and costs related to directories publications are recognized at the time distribution of the individual directory commences.

        Effective January 1, 2002, the Group began to recognize revenue and costs related to directories publications on the deferral method under U.S. GAAP. Under the deferral method, revenue and costs relate to directories publications are recognized ratably over the life of each directory, which is typically twelve months.

    (2)
    Operating expenses:

      For November 16, 2001 to December 31, 2001:

      (a)
      Under Norwegian GAAP, costs of selling, production, printing and distribution are deferred and recognized as expenses when the related revenue is recognized. Under U.S. GAAP, the Group only defers the direct and incremental costs according to the cost deferral model described by FASB Technical Bulletin 90-1. This difference reflects the cost differential associated with revenue recognition adjustment (1)(a).

        Under Norwegian GAAP, the Group defers direct costs as well as directly attributable overhead expenses associated with selling, production, printing and distribution as work in progress and prepaid expenses. Under U.S. GAAP, the Group only defers the direct and incremental direct costs according to the cost deferral model described by FASB Technical Bulletin 90-1. Application of this model limits the cost deferral to direct and incremental expenses associated with selling, printing and distribution.

      For November 16, 2001 to December 31, 2002:

      (b)
      Cumulative Effect of Change in Accounting Principle:

        See 1 (b) above. This difference also reflect the fact that under Norwegian GAAP costs of selling, production, printing and distribution are deferred and recognized as expenses when the related revenue is recognized for directory publications and under U.S. GAAP the Group only defers the direct and incremental costs according to the cost deferral model described by FASB Technical Bulletin 90-1.

      (b)
      Deferral Method:

        Under Norwegian GAAP, costs of selling, production, printing and distribution are deferred and recognized as expenses when the related revenue is recognized for directory publications.

        Under U.S. GAAP, the Group only defers the direct and incremental costs according to the cost deferral model described by FASB Technical Bulletin 90-1. This difference reflects the cost differential associated with revenue recognition adjustment 1(c).

    (3)
    Proportionate consolidation of joint ventures:

      Under Norwegian GAAP, Findexa is accounting for investments in corporate joint venture investments according to proportionate consolidation.

      Under U.S. GAAP, investments in corporate joint ventures are accounted for according to the equity method. See Note 15 for a summary of amounts that have been proportionately consolidated.

    (4)
    Goodwill amortization:

      Under Norwegian GAAP, goodwill is amortized over its estimated useful economic life. Under U.S. GAAP, goodwill related to Acquisitions consummated after June 30, 2001 is not amortized, but tested for impairment on an annual basis.

    (5)
    Goodwill impairment:

      Under Norwegian GAAP, goodwill is assessed for impairment if circumstances suggest there could be an impairment. Impairment testing is performed at the cash generating unit level.

      Under U.S. GAAP, annual testing for impairment of goodwill is required at the reporting unit level, which is consistent with the cash generating unit. U.S. GAAP also uses different criteria to determine the amount of the impairment. The difference in impairment charge in 2002 is a result of the non-amortization of goodwill under U.S. GAAP.

    (6)
    Accounting for restructuring:

      Under Norwegian GAAP, the criteria to be met in order to record a liability for restructuring expenses, including employees termination benefits, are not as demanding as under U.S. GAAP.

      Under U.S. GAAP, in accordance with Emerging Issues Task Force 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (EITF 94-3) an employer should recognize a liability for the costs of employee termination benefits that management decides to provide to involuntarily terminated employees only when certain conditions exist. These conditions include management with the appropriate authority approving and committing to a plan, communicating the plan to the employees specifically identifying the number of employees, their job classification and their location and that the period of time to complete the plan indicates that significant changes to the plan are not likely. At December 31, 2002, these criteria had not been met.

    (8)
    Accounting for hedging arrangements:

      Under Norwegian GAAP, the documentation requirements in order to obtain hedge accounting are not as demanding as under U.S. GAAP. Consequently, unrealized gains and losses on hedging arrangements are only recognized under Norwegian GAAP to the extent as to reflect the effect of the hedge on amounts recognized as of the balance sheet date. This is based on a conclusion that the economic realities of the hedged transactions are to hedge identified currency or interest risk. The group entered into its first hedging arrangements in 2002.

      Under U.S. GAAP, there are strict documentation requirements in order to obtain hedge accounting. These documentation requirements have not been met as of December 31, 2002; therefore unrealized gains and losses on hedging arrangements not recognized under Norwegian GAAP would be included in the statement of profit and loss under U.S. GAAP.

    (8)
    Taxes:

      The income tax effects of U.S. GAAP adjustments are recorded as a deferred tax expense at the statutory tax rate of 28%.

    (9)
    Push down accounting:

      Under Norwegian GAAP, acquisition expenses incurred by an acquiring entity are not recognized in the acquired company's financial statements. Under U.S. GAAP all acquisition expenses are recognized in the acquired company's financial statements.

    (10)
    Minority interests:

      Under Norwegian GAAP, minority interests are included in equity. Under U.S. GAAP, minority interests are presented as a separate line item.

    (11)
    Group Contribution (dividend to shareholder):

      Under Norwegian GAAP, group contributions (dividends) are recorded as current liabilities in the year that they are designated. Under U.S. GAAP, ground contributions are only recognized when declared and approved by the general assembly.

    (12)
    Tax benefit related to Spanish operations:

      Under Norwegian GAAP, a tax contingency is not recorded in purchase accounting when the outcome of the contingency is uncertain. If the outcome of the uncertainty becomes known in a subsequent period, an adjustment to recognize the impact is recorded as a tax expense or benefit in the statement of operations.

      Under U.S. GAAP, a tax contingency is not recorded in purchase accounting when the outcome of the contingency is uncertain. If the outcome of the uncertainty becomes known in a subsequent period, an adjustment to recognize the tax asset or liability is recorded as an adjustment to goodwill. During 2002, the outcome of a tax contingency related to the Spanish operations became known, resulting in a tax benefit of NOK 39.1 million. Under U.S. GAAP, this tax benefit would be reversed with a corresponding reduction in goodwill. This reduction in goodwill was allocated to International Operations in the U.S. GAAP purchase price allocation.

29.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

II.    Reconciliation of net income from Norwegian GAAP to U.S. GAAP:

		Period November 16, 2001 to December 31,	Year ended December 31,
	Notes	2001	2002
		(in NOK thousands)
Net income in accordance with Norwegian GAAP		(197,940)	(838,560)

Adjustments for U.S. GAAP:
Revenues
Revenue—delivery method	1a	(146,526)	—
Revenue—deferral method	1c	—	34,023
Proportionate consolidation revenues	3	(54,985)	(109,262)
Operating expenses
Operating expenses—delivery method	2a	101,242	—
Operating expenses—deferral method	2c	—	(28,258)
Goodwill amortization	4	27,626	212,662
Goodwill impairment	5	—	(33,825)
Restructuring	6	—	15,759
Proportionate consolidation operating expenses	3	39,500	219,755

Effect on operating profit		(33,143)	310,854
Proportionate consolidation	3	15,484	(110,493)
Hedging arrangement	7	—	(6,651)
Tax benefit for Spanish operations	12	—	(39,076)
Tax effect of U.S. GAAP adjustments	8	12,680	(4,165)

Net income before cumulative effect of a change in accounting principle		(202,919)	(688,091)
Revenue—cumulative effect of change in accounting principle, net of tax	1b	—	(563,787)
Operating expense—cumulative effect of change in accounting principle, net of tax	2b	—	17,712

Net income in accordance with U.S. GAAP		(202,919)	(1,234,166)

III.  Reconciliation of shareholder's equity from Norwegian GAAP to U.S. GAAP:

		Period November 16, 2001 to December 31,	Year ended December 31,
	Notes	2001	2002
		(in NOK thousands)
Shareholder's equity in accordance with Norwegian GAAP		530,573	32,543
Adjustments for U.S. GAAP:
Revenue—delivery method	1a	(146,526)	(146,526)
Revenue—cumulative effect of change in accounting principle	1b	—	(783,037)
Revenue—deferral method	1c	—	34,023
Operating expenses—delivery method	2a	101,242	101,242
Operating expenses—cumulative effect of change in accounting principle	2b	—	24,600
Operating expenses—deferral method	2c	—	(28,258)
Goodwill pushdown accounting	9	229,474	229,474
Goodwill amortization	4	27,626	240,288
Group contribution	11	323,519	12,918
Goodwill impairment	5	—	(33,825)
Restructuring	6	—	15,759
Hedging arrangement	7	—	(6,651)
Tax benefit for Spanish operations	12	—	(39,076)
Tax effect of U.S. GAAP adjustments	8	12,680	220,877
Minority interests	10	(2,280)	—

Shareholder's equity in accordance with U.S. GAAP		1,076,308	(125,649)

IV.  The following table reflects the components of comprehensive income under U.S. GAAP:

	Period November 16, 2001 to December 31,	Year ended December 31,
	2001	2002
	(in NOK thousands)
Other comprehensive income
Net income	(202,919)	(1,234,166)
Translation adjustment	1,395	32,209

Comprehensive income	(201,524)	(1,201,957)

FINDEXA I AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

         (This page has been left blank intentionally.)

Item 19.    Exhibits

        Documents filed as exhibits to this annual report:

Exhibit Number	Description
1.1	Articles of Association of Findexa II AS.*
1.2	Articles of Association of Findexa I AS.*
2.1
Share Purchase Agreement, dated September 16, 2001, among Findexa I AS (formerly, TPG Media Invest I AS), Telenor ASA and TPG Partners II, L.P., regarding the acquisition by Findexa II AS of the entire issued share capital of Findexa Holding AS (formerly, Telenor Media Holding AS).*
2.2	Indenture, dated December 10, 2001, among Findexa II AS, Findexa I AS and the Bank of New York.*
2.3	Registration Rights Agreement, dated as of December 5, 2001, among Findexa II AS, Findexa I AS, Salomon Brothers International Limited, The Royal Bank of Scotland plc and WestLB Panmure Limited.*
2.4
Amendment and Restated Agreement dated November 14, 2001 relating to a Credit Agreement dated September 16, 2001 among Findexa I AS, Citibank International plc, Citibank, N.A., Salomon Brothers International Limited and Other Banks (as defined therein).*
2.5
Amended and Restated Note Purchase Agreement, dated November 13, 2001, among Findexa II AS, GSC European Mezzanine Fund, L.P., GSC European Mezzanine Parallel Investors, L.P., GSC European Mezzanine Co-Investment Fund, L.P., GSC European Mezzanine Offshore Fund, L.P., GSC European Mezzanine Offshore Parallel Investors, L.P., and Citibank International plc.*
2.6
Intercreditor Agreement, dated November 14, 2001, among Findexa II AS, Findexa I AS and certain of its subsidiaries named therein and the Senior Banks (as defined therein), Citibank International plc, the Subordinated Banks (as defined therein) and Citibank, N.A.*
2.7
Subordinated Shareholder Loan Intercreditor Agreement, dated November 13, 2001, among Findexa IV AS, Findexa III AS, Findexa II AS, GSC European Mezzanine Fund, L.P., GSC European Mezzanine Parallel Investors, L.P., GSC European Mezzanine Co. Investors, L.P., GSC European Mezzanine Co. Investment Fund, L.P., GSC European Mezzanine Offshore Fund L.P. and GSC European Mezzanine Offshore Parallel Investors, L.P.*
2.8	Newco Intercompany Loan Agreement, dated November 14, 2001, between Findexa II AS and Findexa I AS.*
4.1	Agreement regarding delivery of catalog paper dated November 29, 2001, between Findexa AS and Holmen Paper AB.*
4.2	Agreement regarding delivery of catalog paper, dated November 28, 2001, between Findexa AS and UPM-Kymmene AS.*
4.3	Agreement dated August 10, 1999, between Mohndruck Graphische Betriebe GmbH and Telenor Media AS.*
4.4	Supplementary Agreement No. 1 between Mohndruck Graphische Betriebe GmbH and Telenor Media AS.*

4.5	Employment Agreement, dated January 10, 2002, between Findexa Group AS and Peter Darpö.
4.6	Lease Agreement, dated December 21, 2001, between Kjørbo Eiendom AS and Findexa AS (English translation).
4.7	Supplementary Lease Agreement, dated December 21, 2001, between Kjørbo Eiendom AS and Findexa AS (English translation).
4.8	Supplementary Lease Agreement, dated December 21, 2001, between Kjørbo Eiendom AS and Findexa AS (English translation).
7.1	Statement setting forth the computation of the ratio of earnings to fixed charges.
8.1	List of Findexa II AS significant subsidiaries.
99.1	Certification of CEO pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of CFO pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
As previously filed with the Securities and Exchange Commission on May 6, 2002 as an Exhibit to the Registration Statement on Form F-4.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FINDEXA II AS
	By:	/s/ ERIK DAHL Name: Erik Dahl Title: Chief Financial Officer
FINDEXA I AS
	By:	/s/ ERIK DAHL Name: Erik Dahl Title: Chief Financial Officer
Date: May 1, 2003

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
FINDEXA II AS
FINDEXA II AS
Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
INTRODUCTION TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF INDEPENDENT ACCOUNTANTS
FINDEXA II AS CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FINDEXA II AS CONSOLIDATED BALANCE SHEETS
FINDEXA II AS CONSOLIDATED STATEMENTS OF CASH FLOWS
FINDEXA II AS CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
FINDEXA II AS SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
FINDEXA II AS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FINDEXA II AS STATEMENTS OF LOSS
FINDEXA II AS BALANCE SHEETS
FINDEXA II AS STATEMENTS OF CASH FLOWS
FINDEXA II AS STATEMENT OF SHAREHOLDER'S EQUITY
FINDEXA II AS SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
FINDEXA II AS NOTES TO THE CONDENSED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF INDEPENDENT ACCOUNTANTS
FINDEXA I AS CONSOLIDATED STATEMENTS OF LOSS
FINDEXA I AS CONSOLIDATED BALANCE SHEETS
FINDEXA I AS CONSOLIDATED STATEMENTS OF CASH FLOWS
FINDEXA I AS CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
FINDEXA I AS SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
FINDEXA I AS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FINDEXA I AS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FINDEXA I AS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
SIGNATURE